As filed with the Securities and Exchange Commission on November 8, 2010

Registration No. 333-170237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1/A
(Amendment No. 1)

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CHINA CERAMICS CO., LTD.

(Exact name of registrant as specified in its charter)

British Virgin Islands	3253	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Tel: +86 (595) 8576 5053
Fax: +86 (595) 8576 5059

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Huang Jia Dong
Tel: +86 (595) 8576 5053
Fax: +86 (595) 8576 5059

(Address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

Mitch Nussbaum, Esq. Giovanni Caruso, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4000 (212) 407-4990 — Facsimile	Louis A. Bevilacqua, Esq. Joseph R. Tiano, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, N.W. Washington, DC 20037 (202) 663-8000 (202) 663-8007 — Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE CHART

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Shares, $0.001 par value	$34,865,125.00	(1)	$2,485.88
Total	$34,865,125.00		$2,485.88	(2)

(1)	Estimated solely for the purpose of calculating the amount of the registration in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes an estimated $4,547,625 proposed maximum aggregate offering price from the sale of shares which may be issued pursuant to the exercise of a 45-day option granted by the registrant to the underwriters to cover over-allotments, if any.
(2)	$2,459.85 was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED NOVEMBER 8, 2010

3,350,000 Shares

China Ceramics Co., Ltd.

We are offering 3,350,000 shares.

Our shares are listed on the NASDAQ Capital Market under the symbol “CCCL”. On November 5, 2010, the closing price of our shares was $9.05 per share.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 45-day option to purchase up to an additional       shares from us to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $       , and our total proceeds, before expenses, will be $       .

We expect to deliver the shares to purchasers on or about       , 2010.

INVESTING IN OUR SHARES IS HIGHLY RISKY. YOU SHOULD INVEST IN OUR SHARES ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

Roth Capital Partners

Maxim Group LLC

The date of this prospectus is       , 2010.

CHINA CERAMICS CO., LTD

This prospectus is not an offer to sell any securities other than the shares offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” our consolidated financial statements and the related notes thereto and condensed consolidated financial statements and the related notes thereto, and the other documents to which this prospectus refers, before making an investment decision.

Overview

We are a leading China-based manufacturer of ceramic tiles. Our products are primarily used for exterior siding and for interior flooring and design in residential and commercial buildings. We have been producing ceramic tiles since 1993 and offer the following five product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) ultra-thin tiles. We sell our products under the “HD” or “Hengda,” “HDL” or “Hengdeli,” and “TOERTO” brands and our products are available in over two thousand styles, colors and size combinations. Porcelain tiles are our major products and accounted for over 79.4% of our total revenue in 2009.

The Chinese ceramic tile market has been growing due to the increasing demand for construction materials in the PRC attributable to continuing urbanization, favorable policies for the real estate construction industry, and an increasing standard of living.

Ceramic tiles are widely used in the PRC as a construction material for residential and commercial buildings. Ceramic tiles are used for flooring, interior walls for decorative purposes and on exterior siding due to their resistance to temperature, extreme environments, erosion, abrasion and discoloration for extended periods of time. The PRC government has enacted legislation to promote real-estate construction which has had a positive impact on the demand for ceramic tiles. Specifically, the government introduced a RMB4.0 trillion ($585 billion) stimulus package during late 2008 which was devoted to promoting large infrastructure and real-estate investment. Furthermore, according to the master plan issued by the Ministry for Land and Resources on April 15, 2010, the total housing land supply will reach 184,700 hectares in 2010, which according to Citigroup Global Markets is 108,239 more (or 141% more) hectares than the 76,461 hectares of actual land supply reported in 2009. Citigroup Global Markets also reports that the PRC government has actively promoted the construction of affordable housing by ensuring that 77% of the new land made available was allocated to those in the low-income bracket, especially in Tier II and III cities.

Our manufacturing facilities operated as Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated as Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. We refer to these indirectly wholly-owned subsidiaries and the facilities they operate as Hengda and Hengdali, respectively. Combined, these facilities currently provide an aggregate annual production capacity of approximately 38 million square meters. We anticipate expanding to approximately 78.8 million square meters by the end of 2011 through improvements and new production line construction at these facilities. We currently have twelve production lines, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; nine of our top ten customers in 2009 have been purchasing from us for over ten years.

We focus our research and development efforts on developing innovative and environmentally-friendly products. We own four utility model patents. Through our chief executive officer, Huang Jia Dong, we have the exclusive right to use 11 design patents. Our stringent tile management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by us receiving the “Chinese Well-Known Trademark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2010” award from the World Brand Laboratory.

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the ceramic tile industry in China:

•	Our Brand Recognition Differentiates Us. We believe that the “Hengda,” “HD,” “Hengdeli,” “HDL,” and “TOERTO” brands are well recognized and highly regarded in markets where our products are sold. Our “HD” and “Hengda” brands were awarded the “Chinese Well-Known Mark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2010” award from the World Brand Laboratory.
•	Focus on Tier II and Tier III Cities. Because of recent efforts by the PRC government to tighten monetary policy and contain excessive real estate prices in “Tier I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, the outlook for our business has improved, given our concentration on Tier II and Tier III cities.
•	Long-Term Sales Relationships. We have an extensive distributor network and long term customer relationships, where 9 of Hengda’s top 10 customers in 2009 have been purchasing from us for over 10 years.
•	Experienced Management Team. Our Chief Executive Officer and founder, Huang Jia Dong, has more than 20 years of experience in the ceramics industry and is Vice-Chairman of the Fujian Province Ceramic Industry Association. The five other members of the senior management team have more than 80 combined years of experience in the ceramic industry.
•	Modern, Environmentally Friendly, and Efficient Manufacturing Capabilities. We have modern manufacturing facilities. Our Hengda facility received an ISO 9001:2000 accreditation, an international standard that acknowledged our quality control process. We upgraded our Hengda production lines to recover and/or reuse waste products, which decreased energy costs by 20% in 2008 as compared to 2007. Our new Hengdali production lines were also built using new equipment that incorporates recovery methods for recycling waste products. We received an Energy Conservation Advance Enterprise Award in 2008 from the Jinjiang City Government.

Our Growth Strategy

We intend to further strengthen our position as a leading manufacturer of ceramic tiles in China by implementing the following strategies:

•	Expanding Production Capacity. Our target production is 78.8 million square meters by the end of 2011. Planned expansion of and upgrades to the Hengda facility will increase its current production capacity from 28 million square meters per year to 36.8 million square meters by the end of 2011. We have completed phase I of the expansion of the Hengdali facilities, giving us a current capacity of 10 million share meters, and current combined production capacity of 38 million square meters. We anticipate completing phase II of Hengdali’s expansion by the end of 2010, which will increase total production at Hengdali to 24 million square meters per year. Phase III at Hengdali will add another 18 million square meters per year, bringing the total output of Hengdali and Hengda to 78.8 million square meters per year by the end of 2011.
•	Broadening our Distribution Network. We plan to establish and/or increase our presence in Tier II and Tier III cities in provinces such as Zhejiang, Anhui, Heilongjiang, Guizhou, Henan, Hebei, Shangdong, Shanxi, Shangxi, and Yunnan.
•	Evaluating Opportunities to Increase Exports. We intend to increase the exported volume of our products by establishing relationships with additional PRC trading companies and by promoting our products in regional and international trade shows.
•	Pursuing Selective Acquisition Opportunities. We will explore business combinations that broaden our product line, expand our customer base and allow us to penetrate new geographic regions. Our management believes that it has sufficient expertise to find and acquire suitable ceramic production facilities and/or companies to increase our scale and geographic diversification within the PRC. Our management intends to only pursue acquisitions where it believes that we will be able to continue to provide cost competitive, high quality ceramic tiles to our customers.
•	Further Enhancing Our Brand Awareness. We plan to enhance awareness of the “Hengda” or “HD,” “HDL” or “Hengdeli,” and “TOERTO” brands in the PRC exterior ceramic tile industry. Our branding strategy is to reach a larger customer base with a wide spectrum of product offerings. We plan on strengthening our brands by marketing our products to property developers and the construction industry, partnering with local distributors, attending national fairs and promoting our products through inclusion in strategic high-profile projects.
•	Developing Advanced Products That Meet Evolving Building Construction Requirements. We strive to develop new products that address market demand for advanced building materials that meet or exceed evolving government policies for energy efficiency.

Corporate History and Organizational Structure

We are a holding company and all of our active business operations are conducted through our indirect wholly owned Chinese subsidiaries, Jinjiang Hengda Ceramics Co., Ltd. and Jiangxi Hengdali Ceramic Materials Co., Ltd.

The following chart reflects our organizational structure as of the date of this prospectus:

Office Location

Our principal executive office is located at Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, People’s Republic of China. Our telephone number at this address is +86 595 8576 5053. Our registered office is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, and our registered agent is Harneys Corporate Services Limited. We maintain a website at http://www.cceramics.com that contains information about our company, but that information is not part of this prospectus.

Risks Affecting China Ceramics

In evaluating the investment in our shares, you should carefully read this prospectus and especially consider the factors discussed in the section titled “Risk Factors” commencing on page 10.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“CHAC” are to China Holdings Acquisition Corp., our predecessor;
•	“Success Winner” are to Success Winner Limited, a British Virgin Islands corporation and our direct wholly owned subsidiary;
•	“Hengda” are to Jinjiang Hengda Ceramics Co., Ltd., a Chinese corporation and our indirect wholly owned subsidiary, and the manufacturing facilities it operates in Jinjiang, Fujian Province;
•	“Hengdali” are to Jiangxi Hengdali Ceramic Materials Co., Ltd., a Chinese corporation and our indirect wholly owned subsidiary, and the manufacturing facilities it operates in Gaoan, Jiangxi Province;
•	“founding shareholders” are collectively to Paul K. Kelly, James D. Dunning, Jr., Alan G. Hassenfeld, Gregory E. Smith, Xiao Feng, Cheng Yan Davis, Soopakij (Chris) Chearavanant and Ruey Bin Kao, each of whom purchased CHAC shares and warrants prior to its initial public offering;
•	“PRC” or “China” are to the People’s Republic of China, except Hong Kong, Macao and Taiwan;
•	“dollars” or “$” are to the legal currency of the United States;
•	“public shareholders” are to the holders of shares purchased in CHAC’s initial public offering;
•	“business combination” are to our acquisition of Success Winner on November 20, 2009; and
•	“redomestication” are to the merger of CHAC with and into China Ceramics Co., Ltd., its wholly owned British Virgin Islands subsidiary, on November 20, 2009.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “China Ceramics” refer to China Ceramics Co., Ltd., a British Virgin Islands company, its predecessor entities and subsidiaries. See “— Corporate History and Organizational Structure.”

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares.

Solely for your convenience, this prospectus contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. For statements of financial position data, translation of Renminbi into U.S. dollars has been made using historic spot exchange rates published by www.oanda.com. These historic spot exchange rates were RMB 6.8372, RMB 6.8542, and RMB 7.3141 as of December 31, 2009, 2008 and 2007, respectively and RMB 6.8086 and RMB 6.8448 as of June 30, 2010 and 2009, respectively. For statements of comprehensive income data, translation of Renminbi into U.S. dollars has been made using the average of historical daily rates. The average historical rates were RMB 6.8409, RMB 6.9623, and RMB 7.6172 to US$1.00 for the years ended December 31, 2009, 2008 and 2007, respectively. They were RMB 6.8347 and RMB 6.8409 to US$1.00 for the six months ended June 30, 2010 and 2009, respectively, and were RMB6.8164 to USD$1.00 for the nine months ended September 30, 2010.

These exchange rates may deviate from the exchange rates published in the section titled “Exchange Rate Information,” in which the historical spot rates were based on the noon buying rates in the City of New York for cable transfers in RMB per U.S. Dollars as certified for customs purpose by the Federal Reserve Bank of New York, and the annual average rates were calculated as the average of the month-end exchange rates within the relevant periods and the monthly average rates were calculated as the average of the daily rates within the relevant periods.

We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Relating to Operations in China — PRC foreign exchange control may limit our ability to utilize our profits effectively and affect our ability to receive dividends and other payments from our PRC subsidiary” for discussions of the effects of currency control and fluctuating exchange rates on the value of our shares. On September 30, 2010, the noon buying rate was RMB 6.6981 to US$1.00. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The Offering

Shares offered by us
3,350,000 shares
Shares outstanding after the offering(1)
16,459,202 shares
Trading Symbol
Our shares are listed on the Nasdaq Capital Market under the symbol “CCCL.”
Option to purchase additional shares
We have granted the underwriters a 45-day option to purchase up to an additional shares from us to cover over-allotments, if any.
Timing and settlement for shares
The shares are expected to be delivered against payment on , 2010.
Lock-up
We have agreed for a period of 90 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our shares. Furthermore, each of our directors, executive officers and certain holders of 5% or more of our shares have agreed to a similar 90-day lock-up. See “Underwriting.”
Dividend Policy
We do not anticipate paying any cash dividends in the near future.
Use of proceeds
We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $28,068,450 million. We intend to apply $8 million of the net proceeds of this offering to purchase additional equipment for the Hengda facility, $20 million to expand the Hengdali facility, and any remaining net proceeds for working capital and other general corporate purposes. See “Use of Proceeds.”
Risk factors:
Prospective investors should carefully consider the Risk Factors beginning on page 10 before buying the shares offered hereby.

(1)	Based on 13,109,202 shares outstanding as of November 4, 2010, excluding 2,774,300 shares issuable upon the exercise of outstanding warrants.

Summary Financial Information

The following summary consolidated financial data have been derived from the audited consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 and the unaudited condensed consolidated financial statements as of and for the six-month period ended June 30, 2009 and 2010. The condensed consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. The condensed consolidated interim financial information for the six months ended June 30, 2009 and 2010 are prepared in accordance with IAS 34, interim financial reporting. The consolidated statements of comprehensive income and statements of cash flow data for the years ended December 31, 2007, 2008 and 2009 and the six-month period ended June 30, 2009 and 2010, and consolidated statements of financial position as of December 31, 2007, 2008 and 2009 and June 30, 2009 and 2010 are included elsewhere in this prospectus. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” beginning on page 10 of this prospectus. The summary financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	(Unaudited) $	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) $
	(In thousands, except net income per share numbers)
Summary statements of comprehensive income data:
Revenues	617,863	737,182	835,747	122,169	380,247	501,413	73,363
Gross profit	175,923	203,852	253,217	37,015	106,347	154,114	22,549
Operating income	165,469	189,060	212,148	31,012	99,195	136,660	19,995
Profit attributable to shareholders	145,606	165,033	152,861	22,345	74,215	101,711	14,882
Basic net income per share	25.35	28.73	24.47	3.58	12.92	10.01	1.46
Diluted net income per share	25.35	28.73	23.65	3.46	12.92	10.01	1.46

	As of December 31,				As of June 30,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	(Unaudited) $	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) $
	(In thousands)				(In thousands)
Summary statements of financial position:
Cash and bank balances	18,507	51,606	150,121	21,957	93,247	67,986	9,985
Net current assets(1)	149,934	181,111	440,748	64,463	262,866	237,318	34,856
Total assets	440,289	454,720	749,236	109,582	521,829	959,518	140,927
Share capital	58,980	0 (2)	61	9	0 (2)	70	10
Retained earnings	142,402	164,981	307,600	42,786	239,196	409,311	57,668
Total shareholders’ equity	230,872	253,451	505,097	73,875	327,675	599,998	88,124

(1)	Net current assets is calculated as current assets minus current liabilities.
(2)	Amount less than RMB 1,000

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010	2010
	RMB	RMB	RMB	(Unaudited) $	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) $
	(In thousands)				(In thousands)
Summary statements of cash flows data:
Net cash provided by operating activities	107,262	155,230	159,620	23,333	42,140	47,074	6,888
Net cash used in investing activities	(4,156)	(6,625)	(152,294)	(22,262)	(243)	(140,599)	(20,571)
Net cash (used in)/provided by financing activities	(97,192)	(115,506)	91,100	13,317	(256)	11,397	1,668
Net cash flow	5,914	33,099	98,426	14,388	41,641	(82,128)	(12,016)

Recent Developments

We commenced a tender offer for our warrants in late July 2010. At the time of the tender offer we filed a Schedule TO with the Securities and Exchange Commission, or the SEC, including the terms and conditions of the tender offer. Pursuant to the terms of the tender offer, 11,779,649 warrants were exchanged for 2,944,904 of our shares, which are freely tradable. Subsequent to the completion of the tender offer, 2,774,300 warrants remain outstanding as of November 4, 2010.

On November 8, 2010, we issued a press release disclosing financial results for the quarter ended September 30, 2010. The tables below summarize the consolidated financial data. This summary financial information should be read in conjunction with the financial statements, accompanying notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Because China Ceramics is a foreign private issuer, it is not required to provide quarterly reports under Rule 13a-13 of the Securities Exchange Act of 1934, as amended. The financial results for the three and nine months ended September 30, 2010 and 2009 presented below and elsewhere in this prospectus have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) and were not prepared in accordance with Regulation S-X.

	As of September 30,		As of December 31, 2009
	2010	2010
	(Unaudited)	(Unaudited)
	RMB	$	RMB
	(In thousands)
Summary statements of financial position data:
Cash and bank balances	41,478	6,193	150,121
Net current assets(1)	211,444	31,568	440,748
Net assets	663,207	99,015	505,097
Total shareholders’ equity	663,207	99,015	505,097

(1)	Net current assets is calculated as current assets minus current liabilities.

	For the Three months ended				For the Nine months ended
	September 30, 2010	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
	(Unaudited) RMB	(Unaudited) $	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) RMB
	(In thousands, except for net income per share numbers)
Summary statements of comprehensive income data:
Revenues	294,088	43,342	272,304	235,784	795,501	616,031
Gross profit	93,364	13,758	84,830	75,197	247,478	181,544
Profit attributable to shareholders	63,256	9,320	56,461	52,732	164,967	126,947
Basic net income per share	5.69	0.84	5.55	9.18	15.73	22.10
Diluted net income per share	5.69	0.84	5.55	9.18	15.73	22.10

RISK FACTORS

You should carefully consider the following risk factors, before you decide to buy our shares. You should also consider the other information in this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risk Factors Relating to Our Business

We identified a material weakness in our internal controls over financial reporting which required a restatement of our financial statements.

Our management identified a material weakness and concluded that our internal controls over financial reporting were not effective as of December 31, 2009. A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Although we have recently engaged an external accounting advisory company to assist us in handling certain non-routine transactions and consolidations, management believes that our corporate accounting personnel does not have adequate in-house knowledge and experience of IFRS as issued by the International Accounting Standards Board to identify, handle and review complex accounting and reporting issues, which, in management’s view, constitutes a material weakness in our internal control over financial reporting.

This material weakness resulted in our inability to detect an accounting error where we incorrectly recorded sales rebates and discounts as selling and distribution expenses in the fiscal years ended December 31, 2009, 2008 and 2007. The identification of this error in classification resulted in an adjustment of RMB 44,380,000 in revenues for the year ended December 31, 2009 and restatement adjustments of RMB 32,107,000 and RMB 39,388,000 in revenues for the years ended December 31, 2007 and 2008, respectively. This error was not detected by our internal control procedures. The adjustment had no impact on previously reported net income or cash flows.

While we have taken steps to resolve this material weakness, including the appointment of Mr. Bill Stulginsky as the chairman of our audit committee, providing relevant IFRS trainings to the current corporate accounting team, strengthening the information-sharing process between us and our external accounting advisory consultants and implementation of more formal review procedures and documentation standards for the accounting and monitoring of non-routine and complex transactions, we cannot assure you that these steps will resolve the material weakness identified in our internal controls and procedures or that additional weaknesses in our internal controls and procedures will not be identified. A material weakness in our internal controls and procedures may lead to further accounting errors, which in turn may result in further restatements of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting process, which could adversely affect the trading price of our shares.

We generate a large percentage of our revenues from a limited number of customers and our business will suffer if sales to such customers decline.

Our five largest customers, namely Foshan City Jundian Ceramics Co., Ltd., Chengdu Dehui Building Material Co., Ltd., Xiamen Tongying Trading Co., Ltd., Liaoning Yatong Logistics Co., Ltd., and Shanxi Guanghe Industry Co., Ltd. accounted for an aggregate of 31.8%, 29.1%, 25.4%, and 19.2% of our total revenue in fiscal years 2007, 2008, and 2009 and the first six months of 2010, respectively. Our agreements with our major customers do not specify minimum sales volume. There is no assurance that we will continue to retain these customers or that they will continue to purchase our products at their current levels in the future. If there is any reduction or cancellation of purchase orders by these customers for any reason, including a fall in demand from our customers’ downstream developer clients, or a termination of relationship with these customers, our revenues will be negatively impacted.

Payment defaults by the customers to whom we extend credit would harm our cash flows and results.

Our financial position and profitability is dependent on the creditworthiness of our customers. We are exposed to the credit risks of our customers and this risk increases the larger the orders are. We usually offer our customers credit terms of approximately 90 days. Although there has not been any material collection problem for trade receivables or bad debts in the last three fiscal years, there is no assurance that we will not encounter doubtful or bad debts in the future. We have not established any bad debt reserves to mitigate the financial impact of uncollected accounts receivable. Should we experience any unexpected delay or difficulty in collecting receivables from our customers, our cash flows and financial results may be adversely affected.

Our five largest customers, Foshan City Jundian Ceramics Co., Ltd., Chengdu Dehui Building Material Co., Ltd., Xiamen Tongying Trading Co., Ltd., Liaoning Yatong Logistics Co., Ltd., and Shanxi Guanghe Industry Co., Ltd., accounted for an aggregate of 31.8%, 29.1%, 25.4%, and 19.2% of our total revenue in fiscal years 2007, 2008, and 2009, and the first six months of 2010, respectively. We are particularly exposed to the credit risks of these customers as defaults in payment by our major customers would have a significant impact on our cash flows and financial results.

If our suppliers are unable to fulfill our orders for raw materials, we may lose business.

Our suppliers are all located in the PRC. Our purchase of raw materials is based on expected production levels, after taking into consideration, amongst other factors, sales forecasts and actual orders from our customers. To ensure that we are able to deliver quality products at competitive prices, we need to secure sufficient quantities of raw materials at acceptable prices and quality on a timely basis. Typically, we do not enter into any long-term supply agreements with our suppliers. There is no assurance that these suppliers will continue to supply us in the future. In the event our suppliers are unable to fulfill our orders or meet our requirements, we may not be able to find timely replacements at acceptable prices and quality, and this will delay the fulfillment of our customers’ orders. Consequently, our reputation may be negatively affected, leading to a loss of business and affecting our ability to attract new businesses.

Increases in the price of raw materials will negatively impact our profitability.

In fiscal years 2007, 2008, and 2009, and for the six months ended June 30, 2010, our cost of raw materials, which consist of clay (comprising mainly of kaolin, flint and feldspar), coal (used to heat our kilns), coloring materials and glazing materials, accounted for approximately 68.9%, 59.8%, 53.7%, and 65.9% of our total cost of sales, respectively. The price of clay, coal, coloring materials and glazing materials may fluctuate due to factors such as global supply and demand for such raw materials and changes in global economic conditions. Coal accounted for approximately 20.4%, 21.0%, 16.9%, and 20.1% of our total raw material costs in fiscal years 2007, 2008, and 2009, and the first six months of 2010, respectively. Any shortages or interruptions in the supply of clay, coal, coloring materials or glazing materials will result in an increase in the cost of production, thus increasing the Company’s cost of sales. If we are not able to pass on such an increase to our customers or are unable to find alternative sources of clay, coal, coloring materials, or glazing materials or appropriate substitute raw materials at comparable prices, our operations and financial performance will be adversely affected.

We are dependent on our management team and any loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

Our chief executive officer, Huang Jia Dong, and our Sales Deputy General Manager, Su Pei Zhi, have worked with our company since founding it over seventeen years ago. Accordingly, our success is dependent to a large extent on our ability to retain Messrs. Huang and Su, who are responsible for formulating and implementing our growth, corporate development and overall business strategies. Neither Mr. Huang nor Mr. Su currently owns any shares or any other equity investment in us. Our business is also dependent on our executive officers who are responsible for implementing our business plans and driving growth. Please refer to “Directors, Senior Management and Employees” in this prospectus for more information about our directors and officers.

The demand for such experienced personnel is intense and the search for personnel with the relevant skills set can be time consuming. The loss of our key management personnel without timely and suitable replacements may reduce our revenues and profits.

Failure to compete successfully with our competitors and new entrants to the ceramics industry in the PRC may result in China Ceramics losing market share.

We operate in a competitive and fragmented industry. Given the growth potential of our industry, there is no assurance that we will not face competition from our existing competitors and new entrants. We compete with a variety of companies, some of which have advantages that include: longer operating history, larger clientele base, superior products, better access to capital, personnel and technology, or are better entrenched. Our competitors may be able to respond more quickly to new and emerging technologies and changes in customer requirements or succeed in developing products that are more effective or less costly than our products. Any increase in competition could have a negative impact on our pricing (thus eroding our profit margins) and reduce our market share. If we are unable to compete effectively with our existing and future competitors and do not adapt quickly to changing market conditions, we may lose market share.

We have not purchased product liability insurance and any loss resulting from product liability claims must be paid by us.

Accidents may arise as a result of defects in our products. If there are any defects in the products designed and/or manufactured by us, we may face claims from our customers or third parties for the personal injury or property damage suffered as a result of such defects. We have not purchased insurance coverage for product liability or third party liability and are therefore not covered or compensated by insurance in respect of losses, damages, claims and liabilities arising from or in connection with product liability or third party liability.

We do not maintain insurance coverage for the risks related to our business.

Our assets and facilities are vulnerable to damages or interruption from fire, flood, earthquake, equipment failure, break-ins, typhoons and similar events, which could damage or destroy our inventory of raw materials, finished products or infrastructure in our facilities.

We currently do not maintain any property insurance policies covering losses due to fire, flood, earthquake, equipment failure, break-ins, typhoons and similar events, nor do we maintain business interruption insurance. As a result, our business and prospects could be adversely affected in the event of such problems in our operations and may suffer losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Our production facilities may be affected by power shortages which could result in a loss of business.

Our production facilities consume substantial amounts of electrical power, which is the principal source of energy for our manufacturing operations. Although we have a back-up generator at both our production facilities, we may experience occasional temporary power shortages disrupting production due to power rationing activities conducted by the authorities, thunderstorms or other natural events beyond our control. Accordingly, these production disruptions could result in a loss of business.

Our research and development efforts may not result in marketable products.

Our research and development team develops products which we have identified as having good potential in the market. There is no assurance that we will not experience delays in future product developments. There is also no assurance that the products which we are currently developing or may develop in the future will be successful or that we will be able to market these new products to our customers successfully. If our new products are unable to gain the acceptance of our customers or potential customers, we will not be able to generate future sales from our investment in research and development.

We may not be able to ensure the successful implementation of our future plans and strategies, resulting in reduced financial performance.

We intend to expand our production capacity, expand our market presence and explore opportunities in strategic investments or alliances and acquisitions. These initiatives involve various risks including, but not limited to, the investment costs in setting up new production facilities, offices and sales offices and working capital requirements. There is no assurance that any future plan can be successfully implemented as the successful execution could depend on several factors, some of which are not within our control. Failure to successfully implement our future plans or to effectively manage cost, may lead to a material adverse change in our operating environment or affect our ability to respond to market or industry changes, resulting in reduced financial performance.

If we fail to successfully complete and integrate strategic acquisitions, including our recent acquisition of Hengdali, we may not be able to expand our scope of operations or increase our revenues.

In November 2009, we completed the acquisition of Hengdali and are continuing to integrate our operations with the operations of Hengdali. In the future, we may expand our production capacity through strategic acquisitions. Expansion through strategic acquisitions is subject to a number of risks:

•	We may fail to locate suitable acquisition candidates with business operations that are consistent with our growth strategy and at prices and on terms that are satisfactory. Alternatively, we may have to compete with other Chinese ceramic tile producers in bidding to acquire production facilities or companies in regions where we expect demand for production of our products to increase. Some of these competitors may have greater capital resources than us.
•	To finance part or all of our acquisition costs, we may need to issue shares, incur debt and assume contingent liabilities. Such acquisitions may also create additional expenses related to amortizing intangible assets. Any of these factors might harm our financial results and lead to volatility in the price of our shares. Further, any financing we might need for future acquisitions may be available only on terms that restrict our business or impose costs that decrease our profits.
•	Any integration of acquisitions, including the continuing integration of Hengdali, may produce unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for the ongoing development of our business. Among others, we may be unable to discover during due diligence all contingent liabilities and adverse issues, giving rise to unexpected delays or difficulties during integration.
•	Some acquisition targets, due to their limited operating history, may possess different technological standards and operational models than ours. We may need to devote significant time and resources upon completion of an acquisition to amend and transform the acquired target. We may, prior to the implementation of an acquisition, fail to predict the appropriate amount of time and resources required to complete such transformation. It is even possible that we may not be able to rectify the situation at all. Due to the foregoing uncertainties, we may be subject to substantial costs and unexpected delays arising out of an acquisition.

We plan to construct the Hengdali facility in three phases. So far, we have completed the construction of the first phase (with an output capacity of 10 million square meters per year). Currently, we are in the process of applying for acceptance permits from relevant local governmental authorities including, without limitation, the environmental protection authority and the fire administration, for the first phase. However, as the timing and procedures for issuing such permits is under the control of the local governmental authorities, we cannot assure you that we will successfully obtain such permits, or that our operation will not be affected if we fail to obtain such permits for the continuation of operation of Hengdali. If we fail to obtain such permits by January 2011, the relevant authorities may suspend our Hengdali operations and may impose fines.

We believe our future success depends on our ability to increase our production capacity by expanding our existing facilities and acquiring or developing new production facilities. If we are unable to grow our operations by expanding our facilities or through strategic acquisitions or realize anticipated benefits from past and future acquisitions, we may not be able to achieve the growth we anticipate and our overall business results may be negatively affected.

We may lose revenue if our intellectual property rights are not protected and counterfeit HD, Hengda, HDL, Hengdeli or TOERTO brand products are sold in the market.

We believe our intellectual property rights are important to our success and competitive position. A portion of our products are manufactured and marketed under our “HD” or “Hengda,” “HDL” or “Hengdeli,” and “TOERTO” labels. We have filed our labels as trademarks in the PRC. In addition, we own four utility model patents, have exclusive licenses to use 11 design patents owned by our CEO, Huang Jia Dong, and have certain trade secrets and unpatented proprietary technology. We cannot assure you that there will not be any unauthorized usage or misuse of our trademarks and patent rights or that our intellectual property rights will be adequately protected as it may be difficult and costly to monitor any infringements of our intellectual property rights in the PRC. If we cannot adequately protect our intellectual property, we may lose revenue.

In addition, we believe the branding of our products and the brand equity in our “HD” or “Hengda,” “HDL or Hengdeli,” and “TOERTO” trademarks is critical to our expansion effort and the continued success of our business. Our efforts to build our brand may be undermined by the sale of counterfeit goods. The counterfeiting of our products may increase if our products become more popular.

In order to preserve and enforce our intellectual property rights, we may have to resort to litigation against the infringing or counterfeiting parties. Such litigation could result in substantial costs and diversion of management resources which may have an effect on our financial performance.

We may lose revenue if Huang Jia Dong does not continue to allow us to use the design patents held in his name.

We use 11 design patents owned by our chief executive officer, Huang Jia Dong pursuant to license agreements of indefinite term and for no consideration. However, we have not registered the license agreements and, in the event Mr. Huang breaches such license agreements and does not continue to allow us to use such design patents, we would not be able to enforce the license agreements and would therefore not be able protect our intellectual property rights and our operations may suffer.

We may inadvertently infringe third-party intellectual property rights, which could negatively impact our business and financial results.

We are not aware of, nor have we received any claims from third parties for, any violations or infringements of intellectual property rights of third parties by us as of the date of this prospectus. Nevertheless, there can be no assurance that as we develop new product designs and production methods, we would not inadvertently infringe the intellectual property rights of others or others would not assert infringement claims against us or claim that we have infringed their intellectual property rights. Claims against us, even if untrue or baseless, could result in significant costs, legal or otherwise, cause product shipment delays, require us to develop non-infringing products, enter into licensing agreements or may be a distraction to our management. Licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a successful claim of intellectual property rights infringement against us and our failure or inability to develop non-infringing products or to license the infringed intellectual property rights in a timely or cost-effective basis, our business and/or financial results will be negatively impacted.

Our manufacturing operations are partially dependent upon outsourcing aspects of our manufacturing operations, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We outsource certain aspects of our manufacturing operations to meet the demand for our products, which, despite the additional production from Hengdali, currently exceeds our current capacity. We currently outsource to the following original equipment manufacturers: Fujian Jinjiang Xinrong Ceramics Co., Ltd. and Jinjiang Jinzhaung Ceramics Co., Ltd., to manufacture and supply basic porcelain ceramics tiles.

There can be no assurance that these third parties will meet their obligations. Our manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to procure their raw material on time, failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

•	third party manufacturers may not manufacture products to our standards, which could cause delays in the shipment of our products or our shipping defective products if we do not catch the defects in a timely fashion;
•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;
•	we may have difficulty locating and qualifying alternative manufacturers;
•	our third party manufacturers manufacture products for a range of customers, and fluctuations in demand may affect their ability to deliver products to us in a timely manner; and
•	our third party manufacturers may encounter financial hardships unrelated to our orders, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of materials or products, or our inability to obtain materials or products from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause our customers to cancel orders.

The PRC government has recently introduced certain policy and regulatory measures to control the rapid increase in housing prices and cool down the real estate market and may adopt further measures in the future.

Our business depends on the level of business activity in the property development and construction industries that use our products in their operations in the PRC. Our products are sold to customers in the property development and construction industries. If the property and construction industries fall into a recession in the future, the demand for construction materials, such as ceramic tiles, may consequently decrease and have a significant adverse effect on our business.

The PRC government has committed to taking steps to regulate real estate development, promote the healthy development of the real estate industry in China, and strengthen the supervision over land for real estate development purposes. For example, in his 2010 annual report to the National People’s Congress, Chinese Premier Wen Jiabao pledged to curb the rise of housing prices in certain cities to increase the availability of affordable housing. The full effect of such policies on the real estate industry and our business will depend in large part on the implementation and interpretation of the circulars by governmental agencies, local governments, and banks involved in the real estate industry. We cannot be certain that the PRC government will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could negatively affect the main industries we serve in the PRC, and thereby harm our sales.

Our manufacturing activities are dependent upon availability of skilled and unskilled labor, a deficiency of which could result in a reduction in profits.

Our manufacturing activities are labor intensive and dependent on the availability of skilled and unskilled labor in large numbers. Large labor intensive operations call for good monitoring and maintenance of cordial relations. Non-availability of labor, poor labor management and/or any disputes between the labor and management may result in a reduction in profits. Further, we rely on contractors who engage on-site laborers for performance of many of our unskilled operations. The scarcity or unavailability of contract laborers may affect our operations and financial performance.

We face increasing labor costs and other costs of production in the PRC, which could limit our profitability.

The ceramic tile manufacturing industry is labor intensive. Labor costs in China have been increasing in recent years and our labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, our production costs will likely increase which may in turn affect the selling prices of our products. We may not be able to pass on these increased costs to consumers by increasing the selling prices of our products in light of competitive pressure in the markets where we operate. In such circumstances, our profit margin may decrease.

Violation of Foreign Corrupt Practices Act or China anti-corruption law could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States public companies from bribing or making prohibited payments to foreign officials to obtain or retain business. PRC law also strictly prohibits bribery of government officials. While we take precautions to educate our employees about the Foreign Corrupt Practices Act and Chinese anti-corruption law, there can be no assurance that we or the employees or agents of our subsidiaries will not engage in such conduct, for which we may be held responsible. If that were to occur, we could suffer penalties that may have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to Operations In China

We are dependent on political, economic, regulatory and social conditions in the PRC.

Approximately 94% of our revenue in each of the last three fiscal years and the six months ended June 30, 2010 was derived from the PRC market and we anticipate that the PRC market will continue to be the major source of revenue for the foreseeable future. Accordingly, any significant slowdown in the PRC economy or decline in demand for our products from our customers in the PRC will have an adverse effect on our business and financial performance. Furthermore, as our operations and production facilities are located in the PRC, any unfavorable changes in the social and/or political conditions may also adversely affect our business and operations.

While the current policy of the PRC government seems to be one of economic reform to encourage foreign investments and greater economic decentralization, there is no assurance that such a policy will continue to prevail in the future. There is no assurance that our operations will not be adversely affected should there be any policy changes.

We are subject to risks related to the laws and regulations of the PRC and the interpretation and implementation thereof.

Our business and operations, as well as those of our customers and suppliers in the PRC, are subject to the laws and regulations promulgated by relevant PRC governmental authorities. The PRC government is still in the process of developing a comprehensive set of laws and regulations in the course of the PRC’s transformation from a centrally planned economy to a more free market oriented economy. As the legal system in the PRC is still in flux, laws and regulations or their interpretation may be subject to change. Furthermore, any change in the political and economic policy of the PRC government may also result in similar changes in the laws and regulations or the interpretation thereof. Such changes may adversely affect our operations and business in the PRC.

The PRC legal system is a codified legal system comprising written laws, regulations, circulars, administrative directives, and internal guidelines as well as judicial interpretations. Decided cases do not form part of the legal structure of the PRC and thus have no binding effect. As such, the administration of PRC laws and regulations may be subject to a certain degree of discretion by the authorities. This has resulted in the outcome of dispute resolutions not having the level of consistency or predictability as in other countries with more developed legal systems. Due to such inconsistency and unpredictability, if we should be involved in any legal dispute in the PRC, we may experience difficulties in obtaining legal redress or in enforcing our legal rights.

From time to time, changes in law, registration requirements, and regulations or the implementation thereof may also require us to obtain additional approvals and licenses from the PRC authorities for carrying out our operations in the PRC which would incur additional expenses in order to comply with such requirements and in turn affect our financial performance with the increase in our business costs. Furthermore, there can be no assurance that approvals, registrations, or licenses will be granted to us promptly or at all. If we experience delays in obtaining or are unable to obtain such required approvals, registrations, or licenses, our operations and business in the PRC, and hence our overall financial performance will be adversely affected.

Our business activities are subject to certain PRC laws and regulations.

As our production and operations are carried out in the PRC, we are subject to certain PRC laws and regulations. In addition, being a wholly foreign-owned enterprise, we are required to comply with certain laws and regulations. Pursuant to PRC laws and regulations, the breach or non-compliance with such laws and regulations may result in the PRC authorities suspending, withdrawing or terminating our business license, causing us to cease production of all or certain of our products, and this would materially and adversely affect our business and financial performance.

Our corporate affairs in the PRC are governed by our articles of association and the corporate and foreign investment laws and regulations of the PRC. The principles of the PRC laws relating to matters such as the fiduciary duties of directors and other corporate governance matters and foreign investment laws in the PRC are relatively new. Hence, the enforcement of investors or shareholders’ rights under the articles of association of a PRC company and the interpretation of the relevant laws relating to corporate governance matters remain largely untested in the PRC.

PRC foreign exchange control may limit our ability to utilize our profits effectively and affect our ability to receive dividends and other payments from our PRC subsidiary.

Hengda is a foreign investment enterprise, or “FIE,” and is subject to the rules and regulations in the PRC on currency conversion. In the PRC, State Administration of Foreign Exchange, or SAFE, regulates the conversion of the RMB into foreign currencies. Currently, FIEs are required to apply to SAFE for “Foreign Exchange Registration Certificates for Foreign Investment Enterprise”. With such registration certifications (which need to be renewed annually), FIEs are allowed to open foreign currency accounts including the “current account” and “capital account”. Currently, conversion of currency within the scope of the “current account” (e.g. remittance of foreign currencies for payment of dividends, etc.) can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account” (e.g. for capital items such as direct investments, loans, securities, etc.) still requires the approval of SAFE.

On October 21, 2005, SAFE promulgated the “Notice on Issues concerning Foreign Exchange Management in Financing by PRC Residents by Overseas Special Purpose Vehicle and Return Investments” (the “No. 75 Notice”).

The No. 75 Notice came into effect on November 1, 2005 and requires the following matters, among others, to be complied with: every PRC domestic resident who establishes or controls an overseas special purpose vehicle, or “SPV,” must apply to the local bureau of SAFE for an “overseas investment foreign exchange registration.”

Every PRC domestic resident of an SPV who has completed the “overseas investment foreign exchange registration”, or “Registrant,” must make an application to the local bureau of SAFE to amend their registration particulars upon (i) the injection of any PRC domestic assets or the equity interests of any PRC domestic company owned by the PRC domestic resident into the SPV, and (ii) the implementation of any overseas equity fund-raising by the SPV following an injection of PRC domestic assets or the equity interests of a PRC domestic company; every Registrant must apply to the local bureau of SAFE for change of registration particulars or recordation within 30 days after the occurrence of any capital increase or reduction, changes in shareholdings or share swap, merger, long-term investment in equities or debentures, guarantee of foreign indebtedness and other major capital changes not involving “return investment”, undertaken by an SPV; and every Registrant must repatriate, within 180 days, dividends or profits which he receives from an SPV and/or income derived from changes in the shareholding of an SPV.

There can be no assurance that SAFE will not continue to issue new rules and regulations and/or further interpretations of the No. 75 Notice that will strengthen the foreign exchange control. As we are located in the PRC and all of our sales are denominated in RMB, our ability to pay dividends or make other distributions may be restricted by PRC foreign exchange control restrictions. There can be no assurance that the relevant regulations will not be amended to our detriment and that our ability to distribute dividends will not be adversely affected.

Introduction of new laws or changes to existing laws by the PRC government may adversely affect our business.

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, circulars and directives. With the PRC’s entry into the WTO, the PRC government is in the process of developing its legal system so as to encourage foreign investments and to meet the needs of investors. As the PRC economy is developing at a generally faster rate than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances. Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still at the experimental stage and therefore subject to policy changes. There is no assurance that the introduction of new laws or regulations, changes to existing laws and regulations and the interpretation or application thereof or the delays in obtaining approvals from the relevant PRC authorities will not have an adverse impact on our business or prospects.

In particular, on August 8, 2006, the Ministry of Commerce, the China Securities Regulatory Commission, the State-owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce and the State Administration of Foreign Exchange promulgated the “Rules on the Mergers and Acquisition of Domestic Enterprises by Foreign Investors” which came into effect on September 8, 2006, or “the M&A Rules.” Foreign investors should comply with the rules when they purchase shareholding equities of a PRC domestic non-foreign-funded enterprise, or Domestic Company, or subscribe to the increased capital of a Domestic Company, and thus changing the nature of the Domestic Company into a foreign investment enterprise. The rules stipulate, inter alia, (i) that the acquisition of a Domestic Company by an affiliated foreign enterprise established or controlled by PRC entities or individuals must be approved by the Ministry of Commerce; (ii) that the incorporation of a special purpose vehicle, which is directly or indirectly controlled by PRC entities for the purpose of an overseas listing of the equity interest of a Domestic Company, must be subject to the approval of the Ministry of Commerce; (iii) that the acquisition of a Domestic Company by a special purpose vehicle shall be subject to approval of the Ministry of Commerce and (iv) the offshore listing of a special purpose vehicle shall be subject to the prior approval from China Securities Regulatory Commission.

As Hengda was incorporated as a FIE and China Ceramics does not fall within the scope of being classified as a special purpose vehicle directly or indirectly established or controlled by PRC entities or individuals, the M&A Rules do not apply to the Business Combination, and we were not required to obtain the approval from the Ministry of Commerce, the approval from the China Securities Regulatory Commission and/or any other approvals from PRC government authorities as stipulated by the M&A Rules. There is however no assurance that the PRC authorities will not issue further directives, regulations, clarifications or implementation rules, which may require us or other relevant parties to obtain further approvals with respect to the Business Combination. If new laws are promulgated or the existing laws are reinterpreted, our structure could be determined to be in violation of such laws and subject to sanction by applicable government authorities.

Environmental, health and safety laws could impose material liabilities on us and could require us to incur material capital and operational costs.

We are subject to environmental, health and safety laws and regulations in the PRC that impose controls on our air, water and waste discharges, on our storage, handling, use, discharge and disposal of chemicals, and on exposure of our employees to hazardous substances. These laws and regulations could require us to incur costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. Although we do not believe that we have violated any of such laws and regulations and therefore have not incurred any significant liabilities under these laws and regulations in the past, the environmental laws and regulations are constantly evolving and becoming stricter in the PRC. The adoption of new laws or regulations or our failure to comply with these laws or regulations in the future could cause us to incur material liabilities and could require us to incur additional expenses, curtail operations and/or restrict our ability to expand. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

Our business will suffer if we lose our land use rights.

There is no private ownership of land in China and all land ownership is held by the government of China, its agencies, and collectives. In the case of land used for business purposes, land use rights can be obtained from the government for a period up to 50 years, and are typically renewable. Land use rights can be granted upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required land granting fee, the entry into a land use agreement with a competent governmental authority and certain other ministerial procedures. We have received land use certificates for certain parcels of land on which our operations reside, but we may not have followed all procedures required to obtain such certificates or paid all required fees. If the Chinese administrative authorities determine that we have not fully complied with all procedures and requirements needed to hold a land use certificate, we may be forced by the Chinese administrative authorities to retroactively comply with such procedures and requirements, which may be burdensome and require us to make payments, or such Chinese administrative authorities may invalidate or revoke our land use certificate entirely. If the land use right certificates needed for our operations are determined by the government of China to be invalid or if they are not renewed, we may lose production facilities or employee accommodations that would be difficult or even impossible to replace. Should we have to relocate, our workforce may be unable or unwilling to work in the new location and our business operations will be disrupted during the relocation. The relocation or loss of facilities could cause us to lose sales and/or increase our costs of production, which would negatively impact our financial results.

We own certain buildings collectively, which may limit our right to use, renovate or dispose of such buildings.

Together with three other companies, we collectively own several buildings located at the Junbing Industrial Zone in Jinjiang City with a total construction area of 29,120.83 square meters. As a result, our right to use, renovate and dispose of such buildings may be limited.

Risks to China Ceramics’ Shareholders

If outstanding warrants are exercised, the underlying shares will be eligible for future resale in the public market. “Market overhang” from the warrants results in dilution and could reduce the market price of the shares.

Outstanding warrants to purchase an aggregate of 2,774,300 shares issued in connection with our initial public offering and the private placement that took place immediately prior to the initial public offering became exercisable after our acquisition of Success Winner on November 20, 2009. If such remaining warrants, which were not tendered during our tender offer in August 2010, are exercised, a substantial number of additional shares will be eligible for resale in the public market, which may reduce the market price.

There has not been an active public market for our shares so the price of our shares could be volatile and could decline following this offering at a time when you want to sell your holdings.

Our shares are not actively traded and the price of our shares is volatile, and this volatility may continue. For instance, since the completion of the business combination through October 1, 2010, the closing bid price of our shares ranged between $9.95 and $5.05. Although our shares began trading on the NASDAQ Capital Market on November 3, 2010 under the symbol “CCCL,” we cannot assure you that the offering will improve volume, reduce volatility and stabilize our share price.

The NASDAQ Capital Market may delist our securities from quotation on its exchange which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our shares are listed on the NASDAQ Capital Market, a national securities exchange. However, we cannot assure you that our securities will continue to be listed on the NASDAQ Capital Market in the future. In order to continue listing our securities on the NASDAQ Capital Market, we must maintain certain financial, distribution and share price levels. Generally, we must (i) maintain a minimum amount in shareholders’ equity (generally above $2,500,000), maintain a minimum market value of listed securities (generally above $35,000,000) or have a minimum net income from operations for the prior year of for two of the preceding years (generally above $500,000); and (ii) a minimum number of publicly held shares (generally greater than 500,000) and a minimum number of public shareholders (generally greater than 300 shareholder). Our shares also cannot have a bid price of less than $1.00. Moreover, we must comply with certain listing standards regarding the independence of our board of directors and members of our audit committee. We currently meet these requirements, but there can be no assurance that we will continue to be able to meet these requirements in the future.

If the NASDAQ Capital Market delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we could face significant material adverse consequences including:

•	limited availability of market quotations for our securities;
•	reduced liquidity with respect to our securities;
•	a determination that our shares are “penny stocks,” which will require brokers trading in our shares to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our shares;
•	limited amount of news and analyst coverage for our company; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the redomestication and the business combination, which, among other things, could result in significantly greater U.S. federal income tax liability to us.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% (of either the voting power or the value) of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation generally is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the redomestication, then, among other things, we, as the surviving entity, would be subject to U.S. federal income tax on our worldwide taxable income following the redomestication and the business combination as if we were a domestic corporation.

Although Section 7874(b) should not apply to treat us as a domestic corporation for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the redomestication and business combination, this result is not entirely free from doubt. Shareholders and warrant holders are urged to consult their own tax advisors on this issue. See the discussion in the section entitled “Taxation — United States Federal Income Taxation — Tax Treatment of China Ceramics After the Redomestication and the Business Combination.” The balance of this discussion assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of our shares or warrants.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including the assets of certain 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section entitled “Taxation — United States Federal Income Taxation — General”) for our shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our shares or warrants or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the expected composition of our assets and income and our subsidiaries during our current taxable year, we do not anticipate that we will be treated as a PFIC for such year. The actual PFIC status of China Ceramics for our current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there also can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our shares and warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company Rules.”

Under the EIT Law, China Ceramics, Success Winner and/or Stand Best may be classified as a “resident enterprise” of the PRC. Such classification could result in PRC tax consequences to China Ceramics, our non-PRC resident enterprise shareholders and warrant holders, Success Winner and/or Stand Best.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law, or “EIT Law,” which took effect on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes.

The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that China Ceramics, Success Winner and/or Stand Best is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, China Ceramics, Success Winner and/or Stand Best may be subject to the enterprise income tax at a rate of 25% on China Ceramics’, Success Winner’s and/or Stand Best’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if China Ceramics, Success Winner and Stand Best are treated as “qualified resident enterprises,” all dividends from Hengda to China Ceramics (through Success Winner and Stand Best) should be exempt from the PRC enterprise income tax.

If Stand Best were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, provided that Stand Best owns more than 25% of the registered capital of Hengda continuously within 12 months immediately prior to obtaining such dividend from Hengda, and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “PRC-Hong Kong Tax Treaty,” were otherwise applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if Success Winner were treated as a “non-resident enterprise” under the EIT Law and Stand Best were treated as a “resident enterprise” under the EIT Law, then dividends Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if China Ceramics were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under the EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, we could pay to our shareholders.

Finally, if China Ceramics is determined to be a “resident enterprise” under the EIT Law, this could result in a situation in which a 10% PRC tax is imposed on dividends China Ceramics pays to its enterprise, but not individual, investors that are not tax residents of the PRC, or “non-resident investors” and gains derived by them from transferring China Ceramics’ shares or warrants, if such income is considered PRC-sourced income by the relevant PRC tax authorities. In such event, China Ceramics may be required to withhold a 10% PRC tax on any dividends paid to China Ceramics’ non-resident investors. China Ceramics’ non-resident investors also may be responsible for paying PRC tax at a rate of 10% on any gain derived by such investors from the sale or transfer of China Ceramics’ shares or warrants in certain circumstances. China Ceramics would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws. Also, if China Ceramics is determined to be a “resident enterprise,” its non-resident individual shareholders may also be subject to potential PRC individual income tax for dividends and/or gains obtained from transfer of China Ceramics’ shares.

Moreover, the State Administration of Taxation, or “SAT,” released Circular Guoshuihan No. 698, or Circular 698, on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we(or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

If any PRC tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor’s domestic income tax liability (subject to applicable conditions and limitations). Investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

For a further discussion of these issues, see the section of this prospectus captioned “Taxation — PRC Taxation.”

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our shares will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our revenue may be denominated. Because all of our earnings and cash assets are denominated in Renminbi and our proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our memorandum and articles of association, the British Virgin Islands Business Companies Act, 2004 (as amended), or the BVI Act, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, the company’s memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Risks Relating to the Offering

The market price for our shares may be volatile.

The market price for our shares is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the markets for wireless communications device marketing, distribution, sales or services;
•	changes in the economic performance or market valuations of companies specializing in the ceramics business in China;
•	announcements by us and our affiliates or our competitors of new products, acquisitions, strategic relationships, joint ventures or capital commitments;
•	addition or departure of our senior management and key personnel; and
•	fluctuations of exchange rates between the RMB and the U.S. dollar.

Volatility in the price of our shares may result in shareholder litigation that could in turn result in substantial costs and a diversion of our management’s attention and resources.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices have been and continue to be extremely volatile. Volatility in the price of our shares may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. In the past, following periods of volatility in the market price of a public company’s securities, shareholders have frequently instituted securities class action litigation against that company. Litigation of this kind could result in substantial costs and a diversion of our management’s attention and resources.

Because we do not intend to pay dividends on our shares, shareholders will benefit from an investment in our shares only if those shares appreciate in value.

We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on factors our board of directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities, if any, and any other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares, and there is no guarantee that our shares will appreciate in value.

We may not be able to pay any dividends on our shares.

Under British Virgin Islands law, we may only pay dividends to our shareholders if the value of our assets exceeds our liabilities and we are able to pay our debts as they become due. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors, and will depend upon our results of operations, cash flows, financial condition, payment to us of cash dividends by our subsidiaries, capital needs, future prospects and other factors that our directors may deem appropriate.

If the China Securities Regulatory Commission, or CSRC, or another Chinese regulatory agency, determines that CSRC approval is required in connection with this offering we may become subject to penalties.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and the State Administration of Foreign Exchange, jointly issued M&A Rule. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

It is not clear how the provisions in the new regulation regarding the offshore listing and trading of the securities of a special purpose vehicle apply to us. We believe, based on the interpretation of the new regulation and the practice experience of our Chinese legal counsel, Titan & Partners, that CSRC approval is not required for this offering. If the CSRC or another Chinese regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another Chinese regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of our net proceeds from this offering into China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

We have not determined a specific use for a portion of the net proceeds from this offering, and it may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received in connection with this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.

We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain one or more additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Important factors that could cause actual results or events to differ materially from the forward-looking statements include, among others: changing principles of International Financial Reporting Standards; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the ceramics business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of ceramics products in China; China’s overall economic conditions and local market economic conditions; China Ceramics’ ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Except to the extent required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

PER SHARE MARKET INFORMATION

Our shares, warrants and units have been listed on the NASDAQ Capital Market under the symbols CCCL, CCCLW and CCCLU, respectively, since November 3, 2010. The shares, warrants and units were previously quoted on the OTC Bulletin Board from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares, warrants and units were traded on NYSE Amex, under the symbols “HOL”, “HOL.WS” and “HOL.U,” respectively. CHAC’s units commenced to trade on NYSE Amex on November 16, 2007. CHAC’s shares and warrants commenced to trade separately from its units on December 17, 2007.

The following tables set forth, for the calendar quarters indicated and through November 4, 2010, the quarterly high and low sale prices for our units, shares and warrants, respectively, as reported on the NASDAQ Capital Market, the OTC Bulletin Board or the NYSE Amex, as applicable. The OTC Bulletin Board market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Units		Shares		Warrants
	High	Low	High	Low	High	Low
Annual Highs and Lows
2007	10.10	9.65	9.00	8.77	0.92	0.84
2008	11.65	6.00	9.40	8.20	1.00	0.01
2009	11.50	7.80	10.01	7.00	3.00	0.02
2010 (through November 4)	n/a	n/a	10.10	5.05	4.00	0.60
Quarterly Highs and Lows
2008
First Quarter	9.85	9.17	9.10	8.85	0.95	0.45
Second Quarter	10.00	9.24	9.20	8.86	1.00	0.35
Third Quarter	11.65	8.00	9.40	8.70	0.78	0.18
Fourth Quarter	8.96	6.00	9.00	8.20	0.29	0.01
2009
First Quarter	9.50	8.21	9.34	8.83	0.19	0.02
Second Quarter	9.65	9.20	9.58	9.29	0.14	0.03
Third Quarter	10.15	9.56	9.75	9.52	0.50	0.07
Fourth Quarter	11.50	7.80	10.01	7.00	3.00	0.12
2010
First Quarter*	n/a	n/a	8.15	5.45	1.25	0.60
Second Quarter*	n/a	n/a	9.20	5.91	1.65	0.75
Third Quarter*	n/a	n/a	8.50	5.05	1.70	0.82
Fourth Quarter (through November 4)*	n/a	n/a	10.10	5.35	4.00	1.34
Monthly Highs and Lows
January 2010*	n/a	n/a	8.15	7.00	1.25	1.01
February 2010*	n/a	n/a	7.40	5.45	1.03	0.60
March 2010*	n/a	n/a	7.20	5.50	1.20	0.66
April 2010*	n/a	n/a	9.20	8.02	1.65	1.16
May 2010*	n/a	n/a	9.00	5.95	1.32	0.75
June 2010*	n/a	n/a	7.00	5.91	1.05	0.85
July 2010*	n/a	n/a	7.00	5.40	1.01	0.82
August 2010*	n/a	n/a	8.50	5.20	1.70	1.25
September 2010*	n/a	n/a	8.00	5.05	1.39	1.17
October 2010*	n/a	n/a	7.79	5.35	1.90	1.34
November 4	n/a	n/a	10.10	6.65	4.00	1.55

*	Reflects the price range of our shares and warrants after our business combination.

Approximate Number of Holders of Our Shares

On November 4, 2010, there were 24 shareholders of record of our shares. Certain of our shares are held in nominee or street name so we believe the actual number of beneficial owners of our shares is likely to be greater.

CAPITALIZATION

The following table sets forth our capitalization, as of June 30, 2010:

•	on an actual basis; and
•	on an as adjusted basis to give effect to the issuance and sale of shares offered in this offering at an assumed public offering price of $9.05 per share, after deducting estimated underwriting discounts, commissions and other offering expenses of $430,000 (assuming the underwriters do not exercise their over-allotment option).

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The information presented below is unaudited.

	As of June 30, 2010 (unaudited)
	Actual		As adjusted(1)
	RMB	$US	RMB	$US
	(In thousands)
China Ceramic’s shareholders’ equity:
Shares – par value $0.001; 51,000,000 shares authorized; 10,164,298 and shares issued and outstanding on an actual and as adjusted basis, respectively	70	10	93	13
Share premium and reserves	190,617	27,997	381,724	56,065
Retained earnings	409,311	57,668	409,311	57,668
Total China Ceramic’s shareholders’ equity(2)	599,998	88,124	791,128	116,195
Total capitalization(2)	599,998	88,124	791,128	116,195

(1)	The as adjusted information discussed above is illustrative only. Our share premium and reserves, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the public offering price of $9.05 per share would increase (decrease) each of total shareholders’ equity and total capitalization by $3.1 million.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $28,068,450. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $32,343,218.

We intend to apply $8 million of the net proceeds of this offering to purchase additional equipment for the Hengda facility, $20 million to expand the Hengdali facility, and any remaining net proceeds for working capital and other general corporate purposes.

The amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations, our expenditures, potential changes in strategy and the other factors we describe in “Risk Factors.” We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds include:

•	the existence of presently unknown strategic opportunities or the need to take advantage of changes in timing of our existing research, development and/or commercial activities; and/or
•	the need or desire on our part to accelerate, increase or eliminate existing initiatives due to, among other things, changing market conditions and competitive developments.

From time to time, we evaluate these and other factors and we anticipate continuing to make such evaluations to determine if our existing allocation of resources, including the proceeds of this offering, is being optimized. Therefore, we will have broad discretion in the way we use the net proceeds from this offering. Pending their ultimate use, we intend to invest the net proceeds from this offering primarily in investment grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our shares. We currently intend to retain all future earnings, if any, for use in the operations and expansion of our business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors our Board of Directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements.

EXCHANGE RATE INFORMATION

The following table sets forth information concerning exchange rates between the RMB and the US dollar for the periods indicated. Unless otherwise noted, all translation from RMB to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010, which was RMB 6.7815 to $1.00. The exchange rate between RMB and U.S. Dollars on October 29, 2010 was RMB 6.6705 to $1.00. We make no representation that any RMB or US dollar amounts could have been, or could be, converted into US dollar or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. These rates are provided solely for your convenience.

	Spot Exchange Rate
Period	Period Ended	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8180	6.8395
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8227	6.8323	6.7911
June	6.7815	6.8184	6.7815	6.8323
July	6.7735	6.7762	6.7709	6.7807
August	6.8069	6.7873	6.7670	6.8069
September	6.6905	6.7396	6.6869	6.8102
October	6.6705	6.6675	6.6397	6.6912

Source: Federal Reserve Bank of New York Statistical Release

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data have been derived from the audited consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 and the unaudited consolidated financial statements as of and for the six months ended June 30, 2009 and 2010. The selected condensed consolidated financial data for the year ended December 31, 2006 is derived from our audited consolidated financial statements not included in this prospectus, with revenue and gross margin being restated to reflect the effect of a reclassification of RMB 25,810,000 volume rebates and settlement discount from the selling and distribution expenses to sales rebates and discounts (a contra revenue account). The selected consolidated financial data for the year ended December 31, 2005 is derived from our unaudited financial statements not included in this prospectus. The consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 are prepared and presented in accordance with IFRS. The condensed consolidated interim financial information for the six months ended June 30, 2009 and 2010 are prepared in accordance with IAS 34, interim financial reporting. The consolidated statements of comprehensive income and statements of cash flows data for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010, and consolidated statements of financial position as of December 31, 2007, 2008 and 2009 and June 30, 2009 and 2010 are included elsewhere in this prospectus. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this prospectus. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2009	2010	2010
	(Unaudited) RMB	RMB	RMB	RMB	RMB	(Unaudited) $	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) $
	(In thousands, except for per share numbers)
Summary statements of comprehensive income data:
Revenues	375,439	470,010	617,863	737,182	835,747	122,169	380,247	501,413	73,363
Gross profit	93,234	123,741	175,923	203,852	253,217	37,015	106,347	154,114	22,549
Operating income	86,718	115,079	165,469	189,060	212,148	31,012	99,195	136,660	19,995
Profit attributable to shareholders	86,718	101,254	145,606	165,033	152,861	22,345	74,215	101,711	14,882
Basic net income per share	15.10	17.63	25.35	28.73	24.47	3.58	12.92	10.01	1.46
Diluted net income per share	15.10	17.63	25.35	28.73	23.65	3.46	12.92	10.01	1.46

	As of December 31,						As of June 30,
	2005	2006	2007	2008	2009	2009	2009	2010	2010
	(Unaudited) RMB	RMB	RMB	RMB	RMB	(Unaudited) $	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) $
	(In thousands)						(In thousands)
Summary statements of financial position:
Cash and bank balances	4,902	12,593	18,507	51,606	150,121	21,957	93,247	67,986	9,985
Net current assets(1)	(47,852)	(5,483)	149,934	181,111	440,748	64,463	262,866	237,318	34,856
Total assets	308,124	361,676	440,289	454,720	749,236	109,582	521,829	959,518	140,927
Share capital	27,900	58,980	58,980	0 (2)	61	9	0 (2)	70	10
Retained earnings	0	0	142,402	164,981	307,600	42,786	239,196	409,311	57,668
Total shareholders’ equity	44,061	85,266	230,872	253,451	505,097	73,875	327,675	599,998	88,124

(1)	Net current assets is calculated as current assets minus current liabilities.
(2)	Amount less than RMB 1,000

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2009	2010	2010
	(Unaudited) RMB	RMB	RMB	RMB	RMB	(Unaudited) $	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) $
	(In thousands)						(In thousands)
Summary statements of cash flows data:
Net cash provided by operating activities	48,852	103,245	107,262	155,230	159,620	23,333	42,140	47,074	6,888
Net cash used in investing activities	(1,622)	(3,574)	(4,156)	(6,625)	(152,294)	(22,262)	(243)	(140,599)	(20,571)
Net cash (used in)/provided by financing activities	(46,351)	(91,980)	(97,192)	(115,506)	91,100	13,317	(256)	11,397	1,668
Net cash flow	879	7,691	5,914	33,099	98,426	14,388	41,641	(82,128)	(12,016)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda”, “HDL” or “Hengdeli” and “TOERTO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) ultra-thin tiles. Porcelain tiles are our major products and accounted for over 79.4% of our total revenue in 2009. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

We currently have an aggregate annual production capacity of approximately 38 million square meters, and manufacture our five principal product categories using twelve production lines. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the years ended December 31, 2007, 2008, and 2009, and as of and for the six months ended June 30, 2009 and 2010, and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and our subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and our subsidiaries have been prepared in accordance with IFRS which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standard Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the years ended December 31, 2007, 2008, and 2009 and the six months ended June 30, 2009 and 2010.

	Year Ended December 31,			Six Months Ended June 30,
RMB (‘000)	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Revenue	617,863	737,182	835,747	380,247	501,413
Cost of sales	(441,940)	(533,330)	(582,530)	(273,900)	(347,299)
Gross profit	175,923	203,852	253,217	106,347	154,114
Other income	2,339	2,701	3,735	1,271	272
Selling and distribution expenses	(6,059)	(6,620)	(6,912)	(3,174)	(2,994)
Administrative expenses	(6,158)	(9,932)	(10,088)	(4,832)	(11,758)
Merger costs	—	—	(26,429)	—	—
Finance costs	(576)	(941)	(1,375)	(417)	(2,974)
Profit before taxation	165,469	189,060	212,148	99,195	136,660
Income tax expense	(19,863)	(24,027)	(59,287)	(24,980)	(34,949)
Profit attributable to shareholders	145,606	165,033	152,861	74,215	101,711

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and ultra-thin tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. In addition, we have observed lower sales between the months of January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay; and
•	Availability and price of coal.

Clay is a key material for making ceramic tiles, and accounted for approximately 27.3% of our cost of sales in the first six months of 2010. The average price of clay increased 17% from approximately RMB 257 per ton in the six months ended June 30, 2009 to approximately RMB 301 per ton in the six months ended June 30, 2010. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay production areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 20.1% of our cost of sales in the first six months of 2010. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. The average price for coal was approximately RMB 936 per ton in the six months ended June 30, 2009, compared to approximately RMB 1,081 per ton in the six months ended June 30, 2010.

Other income.  Other income consists of sales of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to continue to increase in absolute amounts. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses.

Merger costs.  Merger costs of RMB 26.4 million refer to the transaction costs incurred by Success Winner during the reverse recapitalization transaction that exceeded the net monetary assets received. For accounting purposes, we treat these costs as the costs Success Winner paid to obtain a public listing in the United States.

Finance Costs.  Finance costs consist of interest expense on bank loans.

Income taxes.  Income taxes for the years ended June 30, 2010 and 2009 were RMB 34.9 million and RMB 25.0 million, respectively. The increase in PRC taxes paid was primarily due to the increase in assessable profits of our subsidiaries in the PRC as a result of business expansion and revenue growth.

According to the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises and as approved by relevant PRC tax authorities, Hengda, a foreign-invested enterprise, was exempt from the PRC corporate income tax for its first two profitable years, which were 2004 and 2005. Thereafter, it was entitled to a 50% reduction in the PRC corporate income tax for the subsequent three years. Pursuant to the PRC Corporate Income Tax Law and its Implementation Rules effective from January 1, 2008, and the Notice of the State Council on the Implementation of the Transitional Preferential Policies in respect of Enterprise Income Tax and its implementation rules, in the fiscal year of 2008, the applicable tax rate for us was 12.5%, and the effective tax rate became 25% from January 1, 2009. The effective tax rate continues to be 25% in 2010.

Comparison of six months ended June 30, 2010 and June 30, 2009

Revenue.  The following table sets forth the breakdown of revenue, by product segment, for the six months ended June 30, 2009 and 2010:

	June 30,
Revenue RMB (‘000)	2009	%	2010	%
	(Unaudited)		(Unaudited)
Porcelain	303,665	79.9%	382,739	76.3%
Glazed Porcelain	13,943	3.7%	23,407	4.7%
Glazed	40,825	10.7%	50,565	10.1%
Rustic	17,465	4.6%	27,043	5.4%
Ultra-thin	4,349	1.1%	17,659	3.5%
Total	380,247	100.0%	501,413	100.0%

Revenue grew by RMB 121.2 million ($17.8 million), or 31.9%, to RMB 501.4 million ($73.4 million) in the six months ended June 30, 2010, from RMB 380.2 million ($55.6 million) for the six months ended June 30, 2009. The average selling price for ceramic tiles increased by 5.3% to RMB 25.8 ($3.8) per square meter for the six months ended June 30, 2010 from an average selling price of RMB 24.3 ($3.6) per square meter for the six months ended June 30, 2009, and sales volume increased by 3.7 million square meters to approximately 19.4 million square meters for the six months ended June 30, 2010 from 15.7 million square meters for the same period in 2009.

    Porcelain tiles.  Revenue from porcelain tiles increased 26.0% from RMB 303.7 million ($44.4 million) for the six months ended June 30, 2009 to RMB 382.7 million ($56.0 million) for the same period in 2010. The increase was primarily due to the high demand for porcelain tiles in China and our increased capacity due to the acquisition of Hengdali. Porcelain tiles for exterior walls are our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

    Glazed porcelain tiles.  Revenue from glazed porcelain tiles increased 68.3% from approximately RMB 13.9 million ($2.0 million) for the six months ended June 30, 2009 to RMB 23.4 million ($3.4 million) for the same period in 2010. Glazed porcelain tiles are a relatively new product (introduced in 2006) and the demand for this product has been strong.

    Glazed tiles.  Revenue from glazed tiles increased 24.0% from RMB 40.8 million ($6.0 million) for the six months ended June 30, 2009 to RMB 50.6 million ($7.4 million) for the same period in 2010. The selling price and sales volumes increased in the six months ended June 30, 2010 compared to the same period in 2009. Glazed tiles have a lower selling price than our other products.

    Rustic tiles.  Revenue from rustic tiles increased 54.3% from RMB 17.5 million ($2.6 million) for the six months ended June 30, 2009 to RMB 27.0 million ($4.0 million) for the same period in 2010 due to an increase in sales volume.

    Ultra-thin tiles.  Revenue from ultra-thin tiles increased 311.6% from RMB 4.3 million ($0.6 million) for the six months ended June 30, 2009 to RMB 17.7 million ($2.6 million) for the same period in 2010. Sales volume of ultra-thin tiles grew from 179,280 square meters for the six months ended June 30, 2009 to 630,482 square meters for the same period in 2010. Ultra-thin tiles are a new product and were commercialized in May 2008. As the demand for this type of product is strong, ultra-thin tiles are expected to become a larger portion of our product mix.

Cost of sales.  The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2009 and 2010:

	Six Months Ended June 30,
Cost of sales RMB (‘000)	2009	%	2010	%
	(Unaudited)		(Unaudited)
Porcelain	213,461	77.9%	257,727	74.2%
Glazed Porcelain	10,547	3.9%	18,010	5.2%
Glazed	36,329	13.3%	44,244	12.7%
Rustic	11,210	4.1%	17,741	5.1%
Ultra-thin	2,353	0.9%	9,576	2.8%
Total	273,900	100.0%	347,299	100.0%

Cost of sales was RMB 347.3 million ($50.8 million) for the six months ended June 30, 2010 compared to RMB 273.9 million ($40.0 million) for the same period in 2009, representing an increase of RMB 73.4 million ($10.8 million), or 26.8%. The increase in cost of sales was primarily due to higher sales volume and an increase in the price of raw materials. For example, the price of clay increased from approximately RMB 257 ($37.6) per ton in the six months ended June 30, 2009 to approximately RMB 301 ($44.0) per ton in the six months ended June 30, 2010, and the price of coal increased from approximately RMB 936 ($136.8) per ton in the six months ended June 30, 2009 to approximately RMB 1,081 ($158.2) per ton in the six months ended June 30, 2010.

Gross profit.  The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for the six months ended June 30, 2009 and 2010:

	Six Months Ended June 30,
	2009		2010
RMB (‘000)	Gross profit	Profit Margin	Gross Profit	Profit Margin
	(Unaudited)		(Unaudited)
Porcelain	90,204	29.7%	125,012	32.7%
Glazed Porcelain	3,396	24.4%	5,397	23.1%
Glazed	4,496	11.0%	6,321	12.5%
Rustic	6,255	35.8%	9,302	34.4%
Ultra-thin	1,996	45.9%	8,083	45.8%
All products	106,347	28.0%	154,115	30.7%

Our gross profit increased 45.0% from RMB 106.3 million for the six months ended June 30, 2009 to RMB 154.1 million ($22.5 million) for the same period in 2010. Gross profit margin percentage increased from 28.0% for the six months ended June 30, 2009 to 30.7% for the same period in 2010.

    Porcelain tiles.  Gross profit for porcelain tiles increased 38.6% from RMB 90.2 million ($13.2 million) for the six months ended June 30, 2009 to RMB 125.0 million ($18.3 million) for the same period in 2010. Our gross profit margin was 32.7% for the six months ended June 30, 2010 compared to 29.7% for the same period in 2009. The increase in gross margin was due to the increase in selling prices since the second half of 2009.

    Glazed porcelain tiles.  Gross profit for glazed porcelain tiles increased 58.8% from approximately RMB 3.4 million ($0.5 million) for the six months ended June 30, 2009 to RMB 5.4 million ($0.8 million) for the same period in 2010. Gross profit margin was 23.1% for the six months ended June 30, 2010 compared to 24.4% for the same period in 2009. The decrease in gross margin was due to increased raw material prices (which are made using some different materials than our porcelain tiles).

    Glazed tiles.  Gross profit for glazed tiles increased 40.0% from RMB 4.5 million ($0.7 million) for the six months ended June 30, 2009 to RMB 6.3 million ($0.9 million) for the same period in 2010. Gross profit margin was 12.5% for the six months ended June 30, 2010 compared to 11.0% for the same period in 2009. The increase in gross margin was mostly driven by the growth in selling prices since the second half of 2009 and the increase in sales volume.

    Rustic tiles.  Gross profit for rustic tiles increased 47.6% from RMB 6.3 million ($0.9 million) for the six months ended June 30, 2009 to RMB 9.3 million ($1.4 million) for the same period in 2010. Gross profit margin decreased 1.4% from 35.8% for the six months ended June 30, 2009 to 34.4% for the same period in 2010. The decrease in gross margin was mostly driven by the increase of the raw material prices.

    Ultra-thin tiles.  Gross profit for ultra-thin tiles increased 305.0% from RMB 2.0 million ($0.3 million) for the six months ended June 30, 2009 to RMB 8.1 million ($1.2 million) for the six months ended June 30, 2010. Ultra-thin tiles were a new product line which began production in June 2008.

Other income.  Other income declined 78.6% from RMB 1.3 million ($0.2 million) for the six months ended June 30, 2009 to RMB 0.3 million ($0.04 million) for the same period in 2010. Other income mainly consist of the sale of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings of RMB 1.2 million ($0.2 million) in 2009.

Selling and distribution expenses.  Selling and distribution expenses were RMB 3.2 million ($0.5 million) for the six months ended June 30, 2009 compared to RMB 3.0 million ($0.4 million) for the same period in 2010, representing a decrease of RMB 0.2 million ($0.1 million) or 6.3%. The decrease was mainly attributable to decreased shipping expenses of RMB 1.2 million ($0.18 million) resulting from customers collecting products directly from the company’s facilities rather than having them shipped.

Administrative expenses.  Administrative expenses were RMB 4.8 million ($0.7 million) for the six months ended June 30, 2009, compared to RMB 11.8 million ($1.7 million) for the same period in 2010, representing an increase of RMB 7.0 million ($1.0 million), or 145.8%. The year-over-year increase in administrative expenses resulted mainly from amortization of RMB 1.2 million ($180,000) and depreciation of RMB 1.2 million ($180,000) and pre-operating expenses of RMB 5.2 million ($760,000) incurred at the newly acquired Hengdali as well as legal and other expenses related to our status as a public company.

Finance costs.  Finance costs increased 650.0% from RMB 0.4 million ($0.06 million) for the six months ended June 30, 2009 to RMB 3.0 million ($0.4 million) for the same period in 2010. The increase of interest expenses for the six months ended June 30, 2010 was mainly due to an increase in bank loans.

Profit before taxation.   Profit before taxation increased 37.8% from RMB 99.2 million ($14.5 million) for the six months ended June 30, 2009 to RMB 136.7 million ($20.0 million) for the same period in 2010. The increase of the profit before taxation was mainly due to the increase of sales volume of products produced from our new Hengdali facility.

Income taxes.   We incurred an income tax expense of RMB 25.0 million ($3.7 million) for the six months ended June 30, 2009 compared to RMB 34.9 million ($5.1 million) for the same period in 2010, representing an increase of RMB 9.9 million ($1.4 million) or 39.6%, mainly due to the increase in profit before taxation for the six months ended June 30, 2010. Our effective enterprise income tax rate was 25.0% for the six months ended June 30, 2009 and 2010.

Profit attributable to shareholders.  Profit attributable to shareholders increased by 37.1% from RMB 74.2 million ($10.8 million) for the six months ended June 30, 2009 to the RMB 101.7 million ($14.9 million) for the same period in 2010 as a result of the factors described above.

Comparison of Fiscal Years ended December 31, 2009 and 2008

Revenue.  Revenue grew by RMB 98.5 million ($16.3 million), or 13.4%, to RMB 835.7 million ($122.2 million) in the year ended December 31, 2009, from RMB 737.2 million ($105.9 million) for the year ended December 31, 2008. Although the average selling price for ceramic tiles decreased by 2.4% to RMB 24.9 ($3.60) per square meter for the year ended December 31, 2009 from an average selling price of RMB 25.5 ($3.70) per square meter for the year ended December 31, 2008, the sales volume increased by 4.7 million square meters to approximately 33.6 million square meters for the year ended December 31, 2009 from 28.9 million square meters for the same period in 2008. In the second half of 2008, China experienced a slow-down in its construction industry due to the global financial crisis. In order to gain more market share and maintain ceramic tile productions volumes, we reduced selling prices during the second half of 2008. Due to the recovery of the PRC construction industry in the second quarter of 2009, we increased the average selling price for our ceramic tiles at the beginning of the second half of 2009.

Cost of sales.  Cost of sales was RMB 582.5 million ($85.1 million) for the year ended December 31, 2009 compared to RMB 533.3 million ($76.6 million) for the same period in 2008, representing an increase of RMB 49.2 million ($8.5 million), or 9.2%. The increase in cost of sales was primarily due to higher sales volume as the price of raw materials such as coal decreased in the fiscal year 2009.

Gross profit.  Our gross profit increased 24.2% from RMB 203.9 million ($29.3 million) for the year ended December 31, 2008 to RMB 253.2 million ($37.0 million)for the same period in 2009, and gross profit margin increased 2.6% from 27.7% for the year ended December 31, 2008 to 30.3% for the same period in 2009.

Other income.  Other income increased 37.0% from RMB 2.7 million ($0.4 million) for the year ended December 31, 2008 to RMB 3.7 million ($0.5 million) for the same period in 2009. Other income mainly consist of the sale of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings of RMB 3.2 million ($0.5 million) in 2009.

Selling and distribution expenses.  Selling and distribution expenses were RMB 6.9 million ($1.0 million) for the year ended December 31, 2009 compared to RMB 6.6 million ($0.9 million) for the same period in 2008, representing an increase of RMB 0.3 million ($0.04 million) or 4.5%. The increase was mainly attributable to the growth in revenue.

Administrative expenses.  Administrative expenses were RMB 10.1 million ($1.5 million) for the year ended December 31, 2009, compared to RMB 9.9 million ($1.4 million) for the same period in 2008, representing an increase of RMB 0.2 million ($0.1 million), or 2%. The increase was mainly attributable to audit and legal expenses for the transaction between us and Success Winner.

Merger costs.  The merger costs of RMB 26.4 million ($3.9 million) were incremental transaction costs directly attributable to the reverse recapitalization transaction which exceeded the net monetary assets received. We treat these costs as the costs Success Winner incurred to obtain a public listing in the United States.

Finance costs.  Finance costs increased 55.6% from RMB 0.9 million ($0.1 million) for the year ended December 31, 2008 to RMB 1.4 million ($0.2 million) for the same period in 2009. The increase of interest expenses for the year ended December 31, 2009 was mainly due to an increase in bank loans.

Profit before taxation.  Profit before taxation increased 12.2% from RMB 189.1 million ($27.2 million) for the year ended December 31, 2008 to RMB 212.1 million ($31.0 million) for the same period in 2009. The increase of the profit before taxation was mainly due to the increase of sales volume of our products for the year ended December 31, 2009.

Income taxes.  We incurred an income tax expense of RMB 59.3 million ($8.7 million) for the year ended December 31, 2009 compared to RMB 24.0 million ($3.4 million) for the same period in 2008, representing an increase of RMB 35.3 million ($5.3 million) or 147.1%, due to the aforementioned different tax rates applied between the periods. Our effective enterprise income tax rate was 25.0% for the year ended December 31, 2009 compared to a 12.5% effective enterprise income tax rate for the same period in 2008.

Profit attributable to shareholders.  Profit attributable to shareholders decreased by 7.3% from RMB 165.0 million ($23.7 million) for the year ended December 31, 2008 to the RMB 152.9 million ($22.4 million) for the same period in 2009 mainly as a result of the income tax rate being at a 25% level for the year ended December 31, 2009, as compared to a 12.5% effective enterprise income tax rate for the same period in 2008.

Comparison of Fiscal Years ended December 31, 2008 and 2007

Revenue.  Revenue grew 19.3% from RMB 617.9 million for 2007 to RMB 737.2 million for 2008. The increase in our revenue was primarily the result of strong demand created by the continued growth of the real estate construction market in China. Per square meter sales volume increased from approximately 23.9 million square meters for 2007 to approximately 28.9 million square meters for 2008, representing a 20.9% volume growth rate. Our average selling price decreased 2.3% from approximately RMB 26.1 for 2007 to RMB 25.5 for 2008. We proactively decreased our average selling price in the second half of 2008 in response to the global financial crisis.

Cost of sales.  Cost of sales was RMB 533.3 million in the year ended December 31, 2008, compared to RMB 441.9 million in the year ended December 31, 2007, representing an increase of RMB 91.4 million, or 20.7%. The increase in cost of sales was mainly due to the increase in sales volume and a corresponding increase in cost of raw materials to manufacture products. Following an increase in the market price of coal because the demand to coal surpassed the supply in 2008, we began paying our coal suppliers in advance in order to have a stable supply of coal.

Gross profit.  Gross profit grew 15.9% from RMB 175.9 million for 2007 to RMB 203.9 million for 2008. Our gross profit margin decreased 0.8% from 27.7% for 2007 to 28.5% for 2008.

Other income.  Other income increased 17.4% from approximately RMB 2.3 million for 2007 to RMB 2.7 million for 2008. Other income from selling waste parts grew 4.5% from approximately RMB 2.2 million for 2007 to RMB 2.3 million for 2008. Interest income was RMB 0.4 million for 2008 compared to RMB 0.2 million for 2007, representing an increase of RMB 0.2 million or 134.5%.

Selling and distribution expenses.  Selling and distribution expenses were RMB 6.6 million for 2008, compared to RMB 6.1 million for 2007, representing an increase of RMB 0.5 million or 8.2%.

Administrative expenses.  General and administrative expenses were RMB 9.9 million for 2008, compared to RMB 6.2 million for 2007, representing an increase of RMB 3.7 million, or 59.7%. The increase was mainly attributable to (i) the costs relating to the Company preparing to list on a foreign exchange in 2008, which did not continue due to the financial crisis and resulted in expenses of RMB 1.7 million in 2008 and (ii) the increase in salaries to RMB 3.7 million for 2008 compared to RMB 2.3 million for 2007, representing an increase of RMB 1.4 million, or 60.9%, due to the increase in the number of employees in the administration department by 30 positions during the year of 2008.

Finance costs.  Finance costs increased RMB 0.36 million to RMB 0.94 million for 2008 from RMB 0.58 million for 2007. The increased interest expense was mainly attributable to an increase in bank loans of RMB 2.8 million in the year 2008 and multiple raises of the average interest rates by the Chinese government during 2008.

Profit before taxation.  Profit before taxation grew 14.2% from RMB 165.5 million for 2007 to RMB 189.0 million for 2008. The increase was mainly due to the increase in revenue in 2008.

Income taxes.  We incurred an income tax expense of RMB 24.0 million for 2008 compared to RMB 19.9 million for 2007, representing an increase of RMB 4.1 million or 21.0%. We were entitled to a tax holiday and had an effective tax rate of 12% in 2007 and 12.5% in 2008.

Profit attributable to shareholders.  Profit attributable to shareholders grew 13.3% from RMB 145.6 million for 2007 to RMB 165.0 million in 2008 as a result of the factors described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the years ended December 31, 2007, 2008, and 2009 and for the six months ended June 30, 2009 and 2010:

	Year Ended December 31,			Six Months Ended June 30,
RMB (‘000)	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Net cash provided by operating activities	107,262	155,230	159,620	42,140	47,074
Net cash used in investing activities	(4,156)	(6,625)	(152,294)	(243)	(140,599)
Net cash (used in)/provided by financing activities	(97,192)	(115,506)	91,100	(256)	(11,397)
Net cash flow	5,914	33,099	98,426	41,641	(82,128)
Cash and cash equivalents at beginning of year	12,593	18,507	51,606	51,606	150,121
Effect of foreign exchange rate differences	—	—	89	—	(7)
Cash and cash equivalents at end of year	18,507	51,606	150,121	93,247	67,986

We have historically financed our liquidity requirements mainly through operating cash flow and short-term bank loans.

Cash flows from operating activities.  Our net cash inflow provided by operating activities was RMB 47.1 million for the six months ended June 30, 2010, an increase of RMB 5.0 million, or 11.9% from the RMB 42.1 million net cash provided by operating activities for the same period in 2009. Our net cash flow provided by operating activities for the six months ended June 30, 2010 was primarily attributable to profit before tax of RMB 136.7 million, an increase in inventories of RMB 26.7 million, an increase in trade payables of RMB 32.0 million due to increased procurement from suppliers, increase in trade receivables of RMB 67.3 million, and taxes paid of RMB 31.3 million. Trade receivables increased due to an increase in product deliveries to our distributors. Accrued liabilities and other payables decreased by RMB 12.4 million because certain sales discount payable from 2009 were paid in the first half of 2010.

For the year ended December 31, 2009, our net cash inflow provided by operating activities was RMB 159.6 million and was primarily attributable to profit before tax of RMB 212.1 million, a decrease in inventories of RMB 16.9 million due to increased deliveries of our products and decreased inventory level, an increase in trade payables of RMB 32.0 million due to increased procurement from suppliers, and an increase in trade receivables of RMB 75.0 million. Trade receivables increased due to an increase in product deliveries to our distributors. Accrued liabilities and other payables decreased by RMB 7.7 million because certain sales discount payable from 2008 were paid in the first half of 2009. Income tax paid increased by RMB 23.5 million because we started to pay tax at a 25.0% enterprise income tax rate in 2009, as opposed to 12.5% in 2008.

For the year ended December 31, 2008, our net cash inflow from operating activities was RMB 155.2 million and was primarily attributable to profit before tax of RMB 189.1 million, a decrease in inventories of RMB 24.7 million due to increased deliveries of our products during the fourth quarter of 2008 and an increase in accrued liabilities and other payables of RMB 10.3 million due to an increase in sales discount payable, partially offset by an increase in trade receivables of RMB 14.6 million due to increased deliveries to distributors in the fourth quarter and a decrease in trade payables of RMB 45.1 million due to the fact that our coal suppliers have required payment in advance since the second quarter of 2008, and an adjustment for income tax paid of RMB 24.3 million due to the commensurate growth of the business.

For the year ended December 31, 2007, our net cash inflow from operating activities was RMB 107.3 million and was primarily attributable to profit before tax of RMB 165.5 million and an increase in trade payables of RMB 27.4 million due to increased purchases of raw materials from our suppliers, partially offset by an increase in inventories of RMB 41.2 million due to a relative proportional increase in output in 2007, an increase in trade receivables of RMB 40.8 million due to sales volume increased in the second half of the year and an adjustment for income tax paid of RMB 17.6 million due to the commensurate growth of the business.

Cash flows from investing activities.  Our cash flows provided by/used in investing activities were primarily payments related to the acquisition/sale of property, plant and equipment and interest.

Net cash used in investing activities in the six months ended June 30, 2009 was RMB 0.2 million, compared to RMB 140.6 million of net cash outflow used in investing activities in the same period of 2010. The increase was mainly due to an increase in acquisition of property, plant and equipment for the final stage of phase I construction and the initial stage of phase II construction of the Hengdali facility and for improvements at the Hengda facility, which led to capital expenditures of RMB 106.3 million during the first six months of 2010.

For the year ended December 31, 2009, our net cash used in investing activities was RMB 152.3 million and was mainly due to an increase in acquisition of property, plant and equipment to RMB 8.0 million and a prepayment of a portion of the acquisition cost of Hengdali of RMB 145.4 million during the year ended December 31, 2009.

For the year ended December 31, 2008, our net cash used in investing activities was RMB 6.6 million and was mainly attributable to purchase of property, plant, and equipment of RMB 7.0 million, partially offset by RMB 0.4 million in interest received.

For the year ended December 31, 2007, our net cash used in investing activities was RMB 4.2 million and was mainly attributable to purchase of property, plant, and equipment of RMB 4.3 million, partially offset by RMB 0.1 million in interest received.

Cash flows from financing activities.  Net cash generated in financing activities was RMB 0.3 million for the six months ended June 30, 2009, as compared to approximately RMB 11.4 million cash provided by financing activities in the same period of 2010.

For the year ended December 31, 2009, our net cash generated in financing activities was RMB 91.1 million and was primarily attributable to RMB 104.5 million of cash acquired in the reverse recapitalization.

For the year ended December 31, 2008, our net cash used in financing activities was RMB 115.5 million and was primarily attributable to a RMB 120.0 million dividend paid to the shareholders.

For the year ended December 31, 2007, our net cash used in financing activities was RMB 97.2 million and was primarily attributable to a RMB 91.2 million dividend paid to the shareholders and a RMB 10.5 million repayment to a director.

Inventory and Accounts Receivable.  Our inventory turnover rate grew from 3.26 times in 2007 to 3.70 times in 2008 due to an increase in the delivery of our products during the fourth quarter of 2008. The annual inventory turnover rate grew to 4.73 times for the year ended December 31, 2009 and grew to 2.57 times for the six months ended June 30, 2010, because the rate of our delivery of products increased in both periods. Based on our historical experience, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables was 90 days for the year ended December 31, 2007. It was 93 days in 2008 and grew to 102 days for the year ended December 31, 2009 due to the increase in sales to distributors in the second quarter of 2009. Trade receivables turnover was 109 days as of June 30, 2010. Based on our historical experience, we believe that our trade receivables are collectable.

The major sources of our liquidity for the fiscal years 2007, 2008 and 2009 and six months ended June 30, 2010, were cash generated from operations and short term borrowings. We do not use off-balance sheet financing as a source of liquidity or for other financing purposes. In addition, we increased our liquidity in 2009 by obtaining access to RMB 81.2 million ($11.9 million) in cash through the business combination.

Our working capital was RMB 237.3 million at June 30, 2010 as compared to RMB 440.7 million at December 31, 2009, which was primarily due to a decrease in prepayment for the acquisition of Hengdali for RMB 149.0 million and capital expenditures of RMB 106.3 million during the first six months of 2010. Our working capital was RMB 440.7 million at December 31, 2009 as compared to RMB 181.1 million at December 31, 2008, which was primarily due to an increase in trade receivables of RMB 75.0 million. Our working capital was RMB 181.1 million at December 31, 2008 as compared to RMB 149.9 million at December 31, 2007, which was primarily due to a decrease in trade payables of RMB 45.1 million.

Cash and bank balances were RMB 68.0 million as of June 30, 2010, as compared to RMB 150.1 million at December 31, 2009, RMB 51.6 million at December 31, 2008 and RMB 18.5 million at December 31, 2007.

As of June 30, 2010, our total outstanding bank loans (both short-terms loans and long-term loans) amounted to RMB 104.7 million with interest rates in the range of 4.85% to 6.11% per annum and maturity dates in the range of September 4, 2010 to September 19, 2013.

Operating lease commitments totaled RMB 55.8 million as of June 30, 2010.

In our opinion, our working capital, including our cash, income and cash flows from operations, and financing from certain investors of Hengdali, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces. The inventory comprised mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover based on the year-end closing inventory balances for the years ended 2007, 2008 and 2009 and six months ended June 30, 2009 and 2010 are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Inventories (RMB ‘000)	156,244	131,562	114,658	107,845	152,849
Inventory turnover (days)(1)	112	98	77	79	70

(1)	The average inventory turnover is computed based on the formula: (simple average of the opening and closing inventories balance in a financial year / cost of goods sold) × 365 days.

There was no provision for inventory obsolescence, inventory written off or inventory written down to net realizable value in the last three years ended December 31, 2009.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers; credit terms can vary from customer to customer. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, we will usually request a deposit of RMB 400,000 from new distributors upon signing a distributorship agreement.

Our average trade receivables’ turnover days in the last three years ended December 31, 2009 and during the six months ended June 30, 2009 and 2010 were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Trade receivables (RMB ‘000)	181,236	195,848	270,840	251,664	338,120
Trade receivables turnover (days)(1)	95	93	102	106	93

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average of the opening and closing trade receivables balance in a financial year / revenue) × 365 days.

Credit terms from our suppliers

Our suppliers typically extend credit periods of three to five months for our purchases of clay while our suppliers for the other materials including coloring, glazing and packaging generally extend a credit period of approximately three to six months and coal suppliers generally extend us credit periods of about one month.

Our average trade and bills payables’ turnover days in the last three years ended December 31, 2009 and during the six months ended June 30, 2009 and 2010 were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)
Trade payables (RMB ‘000)	137,948	92,888	126,251	94,847	169,770
Trade payables turnover (days)(1)	118	105	97	122	118

(1)	The average trade payables’ turnover is computed based on the formula: (simple average of the opening and closing trade balances in a financial year / purchases of raw materials and outsourcing services) × 365 days.

In periods where raw material pricing is favorable, we will pay our suppliers in advance. This happened when our trade payables turnover fell from 118 days in 2007 to 97 days in 2009 when the price of coal decreased and we started paying coal suppliers in advance.

Trade payables turnover was 118 days as of June 30, 2010 compared with 97 days as of December 31, 2009. The increase in the trade payables turnover resulted from production outsourcing arrangements with the Company’s Original Equipment Manufacturer in the second quarter of 2010. The use of manufacturing outsourcing was necessary to meet strong demand for our products which exceeded our current capacity despite the additional production from Hengdali which already significantly increased our manufacturing capacity in the first quarter of 2010.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment was RMB 106.3 million ($15.6 million) for the six months ended June 30, 2010 compared to RMB 0.4 million ($0.06 million) for the same period in 2009. In the six months ended June 30, 2010, we invested RMB 32.8 million ($4.8 million) to replace and improve older manufacturing equipment at the Hengda facility. The enhancement of production lines is expected to increase annual capacity at the Hengda facility to 32.2 million square meters of ceramic tiles by the end of 2010 from 28 million square meters per year. In the six months ended June 30, 2010, we invested RMB 30.3 million ($4.4 million) to complete Phase I of the Hengdali facility expansion. The capital expenditures for phase II of the Hengdali facility expansion is expected to be approximately RMB 136.4 million ($20 million) in 2010. The completion of phase II construction at the Hengdali facility is expected to increase capacity to 24 million square meters of ceramic tiles by the end of 2010. As a result, we expect to have total capacity of approximately 56.2 million square meters by the end of 2010 and to incur total capital expenditure of approximately $41.6 million in 2010, of which $15.6 million has been spent in the first half (all of which was spent in the second quarter) of 2010.

Our capital expenditures on property, plant and equipment were RMB 8.0 million for the year ended December 31, 2009 compared to RMB 7.0 million for the same period in 2008. We finance our capital expenditure requirements primarily through cash flows from operating activities.

In connection with the phase II and phase III construction of the Hengdali facility and the enhancement of the Hengda facility, we expect to incur capital expenditures in excess of RMB 484.8 million ($71.3 million) from 2010 to 2011, which includes the RMB 106.3 million ($15.6 million) incurred during the six months ended June 30, 2010.

Contractual Obligations

Our contractual obligations consist mainly of short-term debt obligations and operating lease obligations. The following table sets forth a breakdown of our contractual obligations as of June 30, 2010:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations(1)	69,700	69,700	—	—	—
Long-term debt obligations(1)	35,000	—	25,000	10,000	—
Operating lease obligations(2)	55,834	14,984	21,300	19,550	—
Total	160,534	84,684	46,300	29,550	—

(1)	attributed to bank loans.
(2)	includes lease obligations for our offices, dormitories, plants, stacks and warehouses.

The following table sets forth further details regarding our loans outstanding as of June 30, 2010:

Short-term debt obligations:	Amount of loans	Interest rates (p.a)
Agricultural Bank of China	RMB 20 million	6.1065%
China Citic Bank	RMB 44.7 million	4.8600% to 6.1065%

Long-term debt obligations:	Amount of loans	Interest rates (p.a)
Agricultural Bank of China(1)	RMB 40 million	6.1065%

(1)	The term of the long-term debt obligation to Agricultural Bank of China is one to three years.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Restatement to Prior Year Financial Statements

In the financial years ended December 31, 2006, 2007 and 2008, we recognized cash consideration that Hengda gave to its distributors to promote sales and timely collection as selling and distribution expenses. We and our independent auditor revisited the contractual relationship between Hengda and its distributors in 2009. It was determined that we have incorrectly applied IAS 18, Revenue in recognizing this cash consideration as selling and distribution expenses.

IAS 18 requires revenue be measured at the fair value of the consideration received or receivable, which is normally the price specified in the sales contracts taking into account the amount of any trade discounts and volume rebates allowed by the vendors. We now believe that revenue should be reduced since the cash considerations Hengda paid to its distributors are a combination of volume rebates and settlement discounts in substance. As a result, we restated the comparative revenue, gross profit, and selling and distribution expense figures in the Statements of Comprehensive Income for the financial years ended December 31, 2007 and 2008, and reclassified RMB 32,107,000 and RMB 39,388,000 from selling and distribution expenses to sales rebates and discounts (a contra revenue account) to reflect our revenue at the fair value of the consideration received or receivable for the sales of goods, net of rebates and discounts. This reclassification reduced revenue, gross profit, and selling and distribution expenses by RMB 32,107,000 and RMB 39,388,000 for the financial years of 2007 and 2008, respectively. There was no effect over the profit attributable to shareholders and earnings per share (basic and diluted).

Internal Control over Financial Reporting

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of December 31, 2009 were effective.

Disclosure controls and procedures are designed to provide that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management’s annual report on internal control over financial reporting

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria established in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of December 31, 2009.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Although we have recently engaged an external accounting advisory company to assist us in handling certain nonroutine transactions and consolidations, management believes that our corporate accounting personnel does not have adequate in-house knowledge and experience of IFRS to identify, handle and review complex accounting and reporting issues, which, in management’s view, constitute a material weakness in our internal control over financial reporting.

This material weakness resulted in our inability to detect an accounting error where we incorrectly recorded sales rebates and discounts as selling and distribution expenses in the financial years ended December 31, 2009, 2008 and 2007. The identification of this error resulted in an adjustment of RMB 44,380,000 in revenues for the year ended December 31, 2009 and restatement adjustments of RMB 32,107,000 and RMB 39,388,000 in revenues for the years ended December 31, 2007 and 2008, respectively. The error did not affect our reported net income. This error was not detected by our internal control procedures.

We believe that the appointment of Mr. Bill Stulginsky, who has over thirty-six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty four years prior to his retirement, as the chairman of our audit committee will help us to strengthen our governing controls over financial reporting.

In addition, our corporate accounting team has attended IFRS training sessions provided by our financial consultants during the year and we believe these training sessions have helped our accounting team to become more cognizant of the differences between IFRS and the generally accepted accounting principles in the PRC and enhanced their awareness of new and emerging IFRS pronouncements with potential impact over our financial reporting.

Furthermore, we have and plan to continue to strengthen the information-sharing process between us and our external accounting advisory consultants, with the goal of improving the consultants’ knowledge of our business and their capability to help us identify accounting issues as they arise and make informed financial reporting decisions.

Critical Accounting Policies and Judgment

Our consolidated financial statements are prepared in accordance with IFRS including related interpretations as issued by IASB, and have been consistently applied throughout the years ended December 31, 2007, 2008, and 2009. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates and Assumptions

Depreciation of Property, Plant and Equipment

Changes in expected level of usage and technological developments could impact the economic useful lives and the residual values of property, plants and equipment, therefore future depreciation charges could be revised.

Income Tax

We recognize liabilities for expected taxes based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of trade receivables

We assess the collectability of trade receivables, which estimate is based on the credit history of our customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes provision for non-collectability, if any.

Net realizable value of inventories

Net realization value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors.

Critical judgments in applying the entity’s accounting policies

Accounting for the Success Winner Acquisition

We have accounted for the acquisition of Success Winner as a reverse recapitalization. Our management believes the acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity through 1) the owner’s majority shareholder interest in the combined entity immediately after the acquisition, 2) his significant representation on the Board of Directors and 3) Success Winner’s management being named to all the senior executive positions.

Prior to the acquisition, China Ceramics had no operating business. Accordingly, our management believes the acquisition does not constitute a business combination and treats it as a capital transaction for accounting purposes.

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably.

The management believes this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for China Ceramics’ acquisition of Success Winner, were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Determining the date when China Ceramics obtained control of Hengdali

The management has regarded January 8, 2010, the date when the registration and business license was officially transferred to us from Hengdali’s former shareholders and when we appointed an executive officer to take over control of Hengdali’s operating and financing activities, as the date we obtained control of Hengdali.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements.

Foreign Currency Fluctuations

We currently do not have any foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we may be subject to foreign currency fluctuations in the future.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•	Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.
•	Interest income is recognized on a time-proportion basis using the effective interest method.

Inventories

Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

Property, plant and equipment

Buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease, and other items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Buildings held under leasing agreements are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Renovation	10%
Plant and machinery	10% – 20%
Motor vehicles	10%
Office equipment	10% – 20%

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. Any revaluation surplus remaining in equity is transferred to retained earnings on the disposal of land and building.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

Financial assets

Our accounting policies for financial assets are set out below.

Financial assets are classified into the following category: loans and receivables.

Management determines the classification of our financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognized when, and only when, we become a party to the contractual provisions of the instrument. Regular way purchases of financial assets are recognized on trade date. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

At each reporting date, financial assets are reviewed to assess whether there is objective evidence of impairment. If any such evidence exists, impairment loss is determined and recognized based on the classification of the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. Objective evidence of impairment of individual financial assets includes observable data that comes to our attention about one or more of the following loss events:

•	Significant financial difficulty of the debtor;
•	A breach of contract, such as a default or delinquency in interest or principal payments;
•	It becoming probable that the debtor will enter bankruptcy or other financial reorganization;
•	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
•	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, the impairment loss is measured and recognized as follows:

(i)	Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognized in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss of the period in which the reversal occurs.

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When we are satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Financial liabilities

Our financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

Financial liabilities are recognized when we become a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with our accounting policy for borrowing costs.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss.

CORPORATE HISTORY AND STRUCTURE

Our principal PRC-based operating subsidiary, Hengda, was established on September 30, 1993 under the laws of PRC. All of the interests in Hengda are 100% owned by Stand Best as of June 30, 2010. Hengda is a wholly foreign-owned enterprise in China.

Our other PRC-based operating subsidiary, Hengdali, was established on June 27, 2008 under the laws of PRC. All of the interests in Hengdali are 100% owned by Hengda as of June 30, 2010.

Stand Best was established on January 17, 2008 under the laws of Hong Kong. Stand Best acquired the entire shareholdings of Hengda on April 1, 2008 for consideration of RMB 58,980,000. As a result of this acquisition, Hengda became the wholly owned subsidiary of Stand Best.

Success Winner was established on May 29, 2009 under the laws of British Virgin Islands with Mr. Wong Kung Tok as its sole shareholder and sole director.

On June 30, 2009, pursuant to the capitalization agreement dated June 30, 2009, Success Winner was issued the 9,999 shares allotted by Stand Best as per the capitalization exercise of a shareholder’s loan of HK$67.9 million (RMB 58.9 million). On the same date, the shareholder of Stand Best, Mr. Wong Kung Tok transferred all his shareholdings in Stand Best to Success Winner. Therefore, Mr. Wong Kung Tok, from June 30, 2009 to November 20, 2009, indirectly owned 100% of Stand Best and in turn, 100% of Hengda.

CHAC was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Ceramics acquired all of the outstanding securities of Success Winner. On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary.

Prior to China Ceramics’ acquisition of Success Winner, neither CHAC nor China Ceramics’ had any operations.

On November 19, 2009, Hengda entered into a definitive acquisition agreement to acquire a new production facility in Gaoan, Jiangxi Province, PRC by purchasing 100% of the equity interests in Hengdali. The closing of the acquisition was subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license of Hengdali from Hengdali’s former shareholders to Hengda. The transfer occurred on January 8, 2010. Hengda appointed an executive officer to take control over Hengdali’s operating and financing activities on the same day. In total, Hengda assumed loans of RMB 60.0 million and paid cash consideration of RMB 185.5 million for the acquisition, of which RMB 145.4 million was advanced to Hengdali’s former shareholders by December 31, 2009.

The following chart reflects our organizational structure as of the date of this prospectus:

China Ceramics’ History

China Ceramics is a British Virgin Islands limited liability company whose predecessor, CHAC, incorporated in Delaware on June 22, 2007, was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia.

Pre-IPO Private Placement

On November 21, 2007, CHAC completed a private placement of 2,750,000 warrants to Paul K. Kelly, James D. Dunning, Jr., Alan G. Hassenfeld, Gregory E. Smith, Xiao Feng, Cheng Yan Davis, Soapakij (Chris) Cheavranant and Ruby Bin Kao, collectively referred to as the founding shareholders, as a result of which CHAC received net proceeds of $2,750,000.

The Initial Public Offering

On November 21, 2007, CHAC consummated its initial public offering of 12,000,000 units. On December 14, 2007, the underwriters of CHAC’s initial public offering exercised their over-allotment option for an offering of 800,000 units. Each unit in the offering consisted of one share and one share purchase warrant. Each warrant entitles the holder to purchase from China Ceramics one share in China Ceramics at an exercise price of $7.50. CHAC’s shares and warrants started trading separately as of December 17, 2007.

The Business Combination

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by its former shareholder in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) to be released to the seller in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares will be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an audit in accordance with IFRS. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012. On May 26, 2010, pursuant to the terms of the agreement relating to our acquisition of Success Winner, we issued 1,214,127 shares to Mr. Wong Kung Tok.

Concurrent with the business combination, we redeemed and purchased an aggregate of 11,193,149 of our shares from our public stockholders for an aggregate purchase price of approximately $109.6 million (in transactions intended to assure the successful completion of the business combination). Such shares were voted in favor of the business combination and the other related proposals.

BUSINESS

Overview

We are a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,” “HDL” or “Hengdeli” and “TOERTO” brands are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) ultra-thin tiles. Porcelain tiles are our major products and accounted for over 79.4% of our total revenue in 2009. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

Ceramic tiles are widely used in the PRC as a construction material for residential and commercial buildings. Ceramic tiles are used for flooring, interior walls for decorative purposes and on exterior siding due to their resistance to temperature, extreme environments, erosion, abrasion and discoloration for extended periods of time. The PRC government has enacted legislation to promote real-estate construction which has had a positive impact on the demand for ceramic tiles. Specifically, the government introduced a RMB4.0 trillion ($585 billion) stimulus package during late 2008 which was devoted to promoting large infrastructure and real-estate investment. Furthermore, according to the master plan issued by the Ministry for Land and Resources on April 15, 2010, the total housing land supply will reach 184,700 hectares in 2010, which according to Citigroup Global Markets is 108,239 more (or 141% more) hectares than the 76,461 hectares of actual land supply reported in 2009. Citigroup Global Markets also reports that the PRC government has actively promoted the construction of affordable housing by ensuring that 77% of the new land made available was allocated to those in the low-income bracket, especially in Tier II and III cities.

Our manufacturing facilities operated as Jinjiang Hengda Ceramics Co., Ltd. are located in Jinjiang, Fujian Province, and our manufacturing facilities operated as Jiangxi Hengdali Ceramic Materials Co., Ltd. are located in Gaoan, Jiangxi Province. Combined, these facilities currently provide an aggregate annual production capacity of approximately 38 million square meters. We anticipate expanding to approximately 78.8 million square meters by the end of 2011 through improvements and new production line construction at these facilities. We currently have twelve production lines, with each production line optimized to manufacture specific size ranges to maximize efficiency and output.

We primarily sell our products through an exclusive distributor network or directly to property developers. We have long-term relationships with our customers; nine of our top ten customers in 2009 have been purchasing from us for over ten years. We have been in discussions with some large property developers in China to be their exclusive or primary provider of ceramic tiles and, although no arrangements or agreements have been entered into, we expect to enter into arrangements of that type in the forseeable future.

We focus our research and development efforts on developing innovative and environmentally-friendly products. We own four utility model patents. Through our chief executive officer, Huang Jia Dong, we have the exclusive right to use 11 design patents. Our stringent tile management and marketing efforts have created a strong business reputation and high brand awareness as demonstrated by us receiving the “Chinese Well-Known Trademark” award from the Intermediate People’s Court of Xiangtan City and “Asia’s 500 Most Influential Brands 2010” award from the World Brand Laboratory.

Our Industry

We operate in the Chinese ceramic tile industry which is fragmented, highly competitive and closely tied to the PRC economy. Although there is little industry data available, management believes from its knowledge of other manufactures that it is one of the larger PRC-based manufacturers of ceramic tiles.

In the first half of 2010, China’s gross domestic product (GDP) totaled approximately $2.6 trillion, making it the world’s second largest economy, second only to the United States. Construction and real estate development continues to be a key driver behind China’s GDP growth with property investment and related industries constituting approximately 20% of its GDP. Demand for ceramic tile product depends upon and directly correlates to activity in the construction and real estate development industries. The ceramic tile industry’s two primary markets in the PRC are residential construction applications and commercial construction applications.

In 2009, the PRC ceramic tile industry (both interior and exterior) manufactured more than 5.3 billion square meters, representing year-over-year growth of approximately 15.4% according to a report published by China Research and Intelligence Co. Ltd. We believe that domestic demand in the PRC accounts for the majority of total demand for ceramic tiles produced in the PRC. China is also the world’s largest exporter of ceramic tiles, now accounting for approximately one-third of total global production of ceramic tiles.

China Research and Intelligence Co. Ltd. estimates that global demand for ceramic tile products will grow by approximately 20% in 2010 driven mostly by continued favorable economic trends and policies in China and the gradual recovery of the global economy. Consequently, the size of the construction materials market in China is forecasted to grow from approximately $180 billion in 2006 to $324 billion by 2013, a 7-year compounded annual growth rate of 8.7%.

Key Factors Affecting the Chinese Ceramic Tile Industry

The overall performance of the ceramic tile industry is influenced by consumer confidence, spending for durable goods, interest rates, turnover in housing, the condition of the residential and commercial construction industries and the overall strength of the economy. Demand for our ceramic tile products in the PRC heavily depends on the following economic factors and government policies designed to drive growth in the construction and real estate development sectors of the PRC economy.

Urbanization

Over the last twenty years, China has experienced rapid urbanization due to the increasingly limited capacity of rural areas to provide adequate economic support for a large agrarian population, the increasing disparity in disposable incomes between rural and urban dwellers and the easing of restrictions which historically limited rural to urban migration from rural areas to towns and cities. The development of an industrial base and service sector in urban areas has also driven large labor pools with a broad range of skills to urban areas. It is estimated that China’s urban population will expand from 572 million in 2005 to 926 million in 2025 and hit the one billion mark by 2030. In 20 years, China’s cities will have added 350 million people to its urban population — more than the entire population of the United States today. As a result of the urbanization trend and the associated need to expand an underdeveloped infrastructure to accommodate and house such growth, we believe that commercial and residential construction will expand measurably in future years thereby creating additional demand for our products.

Potential of Tier II and III cities

Much of the growth in China’s GDP is being driven by economic activity in Tier II and Tier III cities, such as Chengdu, Chongqin, and Tianjin, which commonly have populations that exceed 10 million individuals who often live in dwellings that do not meet modern standards. According to Jones Lang LaSalle, Tier I cities will account for only 10% of China’s commercial real estate activities by 2020, which highlights the attractive commercial development opportunities in Tier II and III cities. The economic impact of this trend is being felt across China’s Tier II and Tier III cities as the upswing in new residential and commercial construction projects and renovations is generating new demand for construction materials.

Government Stimulus

At the height of the global financial crisis in 2008, China launched a $585 billion economic stimulus package with the goal of spurring economic activity through both public and private investment in large infrastructure projects and real estate development. As a result of these measures, development loans and land-reserve loans from state-owned banks were made more accessible to real estate developers for new projects and almost 110,000 hectares of land were made available for residential use in April 2010 by the Ministry of Land and Resources (“MLR”). The PRC stimulus package also focused on the demand side of the real estate industry as credit restrictions for mortgages were eased and real estate sales tax lowered thereby making real estate investment more attractive. As a result, China’s construction and real-estate development sectors have grown since implementation of the policies. This trend is creating an increased demand for construction materials. In addition, over 5 million buildings, representing 40 billion square meters of floor area, are expected to be built between 2008 and 2025 according to the McKinsey Global Institute. The government has also implemented measures to discourage speculation in order to control any rapid rise in housing prices.

Importance of distributors

The majority of the exterior ceramic tile manufacturers do not have sufficient resources to provide their own sales coverage nationwide and rely heavily on local distributors with roughly 73% of total sales pushed through such channels. As competition has intensified, many manufactures have started to bid directly to real-estate developers for large construction projects. Direct sales represented 25% of the total from 2009 to 2010 and market participants expect this share will continue to increase, placing a premium on a manufacturer’s internal sales force while requiring product lines with greater flexibility to meet direct customer demands.

Low-income / social welfare housing

A central aspect of the government’s housing policy has been to increase the availability of welfare housing inventory. Approximately 77% of the new land supply targets announced in April 2010 by the MLR have been earmarked for low-income, social welfare and small/mid-sized housing, much of this in Tier II and III cities. This plan is expected to produce approximately 3.0 million new social welfare housing units and 2.8 million new public rental housing units. The central government has committed to provide the necessary financial support, budgeting RMB63.2 billion ($9.2 billion) for 2010 towards the construction effort, representing a 15% increase over 2009’s budget, according to Citigroup Capital Markets. Citigroup Capital Markets estimates that roughly 40-50% of the total construction cost is covered by the central government with the other 50-60% of the total construction cost being paid for by the real estate developers. We believe that the increase in low-income and welfare housing will trigger greater demand for our products.

Industry Product Offerings

There are two product segments within the ceramic tile industry: exterior and interior.

Exterior ceramic tiles

Exterior ceramic tile is mainly used as a decorative and protective component on building exteriors. Unlike other types of tiles, exterior ceramic tile must endure harsh environmental conditions and typically is manufactured to be water/dirt-resistant, non-corrosive and energy efficient. In addition, exterior ceramic tiles have other demands that interior ceramic tiles do not always have, including mandatory expansion joints, moisture considerations and thermal demands. Depending on the ultimate use of the ceramic tile and customer preferences, exterior ceramic tiles are often manufactured with customized glazing, coloring and other design and aesthetic features.

Interior ceramic tiles

Interior ceramic tiles are mainly used for decorative purposes on walls and floors in kitchens and bathrooms. Interior ceramic tiles are differentiated by design, style and perceived quality. Within China, interior ceramics tiles are typically purchased by residential owners or renovation contractors rather than property developers.

The manufacturing process is similar for both segments, however the distribution channels are different. Interior ceramic tiles are sold through retail stores and directly to contractors or residential owners. Exterior ceramic tiles are sold through distributors or directly to large property developers. Due to the higher cost distribution chain and typically smaller order sizes, profit margins are generally less within the interior ceramic tile industry.

Future Product Trends

As the ceramic tile industry in the PRC matures, builders are demanding construction materials that reduce building weight, making it possible to use light building structures and accelerate the speed of construction. Government policies meant to address energy efficiency are promoting the use of innovative wall materials, particularly those performing well in heat preservation and insulation and that are light in weight, and manufactured utilizing waste materials, less energy and fewer raw materials. In an effort to differentiate their products and meet government policies, ceramic tile manufacturers are increasingly focusing on research and development efforts.

China Ceramics’ Products

We produce five types of ceramic tiles:

Porcelain tiles:  Porcelain tiles are fired at extreme temperatures and are therefore stronger and harder than other types of ceramic tiles. The material and the color is the same throughout and porcelain tiles are extremely durable. Although porcelain tiles have a matte surface, they absorb less water than other ceramic tiles, and as such, they are a superior solution for exterior tiling where there is frequent exposure to moisture.

Glazed tiles:  Glazed tiles have a glossy finish and color patterns may be added to the exterior surface of the tile. The glaze does not go beyond the exterior surface of the tile and the interior color will show if the tile is chipped. Although glazed tiles are less water-resistant than matte porcelain tiles, they are easier to clean due to their glossy surface.

Glazed porcelain tiles:  Glazed porcelain tiles combine the advantages of porcelain tiles and glazed tiles, thus enabling the tiles to have a porcelain body with a stain-proof and glossy finish.

Rustic tiles:  Rustic tiles have greater versatility in their design as textures and colors can be added to their exterior surfaces and therefore can be used in more decorative situations. In addition to being used on exterior walls, rustic tiles are also used for interior walls and flooring.

Ultra-thin tiles:  Ultra-thin tiles can be as thin as 4.0 mm, about half the thickness of traditional tiles. Due to their thinness, these tiles are more environmentally-friendly as the production process requires fewer raw materials and less energy. When used in combination with a specialized insulating material, the combination enables greater heat retention in the winter and keeps buildings cool in the summer with less load bearing stress on exterior building walls. Our ultra-thin tiles were commercialized in 2008.

Ceramic tiles can be manufactured in differing sizes according to customer specifications, with the largest sized tiles measuring 600 mm by 600 mm. We can produce over 2,000 different combinations of products, colors, textures and sizes to meet the various demands of our customers.

Our Competitive Strengths

We believe the following competitive strengths will enable us to take advantage of the rapid growth of the ceramic tile industry in China:

Brand Recognition

We believe that the “Hengda,” “HD,” “Hengdeli,” “HDL,” and “TOERTO” brands are well recognized and highly regarded in markets where our products are sold. In 2005, the brands “Hengda” and “HD” were each certified as a Fujian Well-Known Trademark by the Fujian Well-Known Trademark Award Commission and recognized as a “Chinese Well-known Trademark” in 2005 by the Intermediate People’s Court of Xiantiang City. In 2010, we were recognized with the “Asia’s 500 Most Influential Brands 2010” award from the World Brand Laboratory. Our products are selected for inclusion in strategic and high-profile projects such as the 16th Asian Games, the 11th National Chinese Games Village and the Chinese Academy of Sciences.

Focus on Tier II and Tier III Cities

Because of recent efforts by the PRC government to tighten monetary policy and constrain real estate prices in the “Tier-I” cities such as Beijing, Shanghai, Shenzhen, and Guangzhou, we believe the outlook for our business has improved, given our concentration in Tier-II and Tier-III cities. Approximately 9.8% of our revenue in the six months ended June 30, 2010 was from sales of our products for use in projects in Tier-1 cities, and we expect any weakness in the Tier-1 cities to be offset by continued demand growth in the Tier-2 and Tier-3 cities, driven by urbanization trends as well as by the PRC government’s commitment to low-income housing.

Long-Term Sales Relationships

We have established an extensive distributor network and long term customer relationships, where nine of Hengda’s top ten customers in 2009 have been purchasing from the company for over 10 years each.

Experienced Management Team

Our experienced, professional and dedicated management team brings a wealth of knowledge to our day-to-day operations and provides us with strategic direction. Our Chief Executive Officer and founder, Huang Jia

Dong, has more than 20 years of experience in the ceramics industry and is Vice-Chairman of the Fujian Province Ceramic Industry Association. The five other members of the senior management team have more than 80 combined years of experience in the ceramic industry.

Modern, environmentally friendly, and efficient manufacturing capabilities

We have modern manufacturing facilities. Our Hengda facility received an ISO 9001:2000 accreditation, an international standard that acknowledged our quality control process. Our employees are required to undergo internal training regarding quality control policies, targets and procedures, as well as production and processing techniques.

We upgraded our Hengda production lines to recover and/or reuse waste water, waste dust, exhaust and kiln after-heat. This upgrade decreased energy costs by 20% in 2008 as compared to 2007. Our new Hengdali production lines were also built using new equipment that incorporates recovery methods for recycling waste water, waste dust, exhaust and kiln after-heat that operate at a higher efficiency rate. We received an Energy Conservation Advance Enterprise Award in 2008 from the Jinjiang City Government.

Focus on Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our R&D team has also focused on environmentally friendly products like the ultra-thin tile, which in addition to using fewer raw materials can reduce load-bearing stress and can provide enhanced insulating capabilities, and developed over 2000 types of different product combinations. As of the date of this prospectus, we own four utility model patents. We also exclusively license from our chief executive officer, Huang Jia Dong 11 design patents for no consideration. “Utility model patents” means any new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. In addition, we were awarded a “High-tech Enterprise Certificate” in 2007 from Fujian Provincial Department of Science and Technology, affirming our innovations in the industry. As of June 30, 2010, our research and development team includes 85 employees and focuses on new products as well as developing energy and resource efficient production methods.

Strategic Location within the PRC

We are located in Jinjiang and Gaoan. The Jinjiang region is an established ceramic and construction material hub in the PRC, and the Gaoan region is a developing ceramic production area supported by the local government. Both of these areas are located near the raw materials required to produce ceramic tiles. As distributors and direct customers come to these areas to procure construction materials for sale, construction projects or export, these locations provide us a regular flow of customers and demand. These centralized industry locations allow us to respond quickly to customer demands and react rapidly to emerging market trends. The proximity and ease of access to major ports and transportation infrastructure in both of these regions enables us to decrease transportation and logistics costs.

Our Growth Strategy

We intend to further strengthen our position as a leading manufacturer of ceramic tiles in China by implementing the following strategies:

Expanding Production Capacity

In January 2010, we acquired Hengdali, a new facility in Gaoan, Jiangxi Province, which has three operating production lines with current annual production capacity of 10 million square meters. Our expansion of the Hengdali facility is to be conducted over three phases. Phase I was completed in 2009 and was put into production in early 2010, bringing current production capacity after completion of phase I to 10 million square meters per year. We anticipate completing phase II by the end of 2010, and expect the production capacity to increase total production to 24 million square meters per year after the completion of phase II. We anticipate completing phase III by the end of 2011, and expect the production capacity to increase by an additional 18 million square meters per year with the completion of phase III. We expect the total capacity of the Hengdali facility to provide 42 million square meters per year starting in 2012. The capital expenditure for phase II is expected to be approximately $20 million in 2010 and for phase III approximately an additional $20 million in 2011.

Expansion of the Hengda facility will also increase its current production capacity from 28 million square meters per year to 36.8 million square meters by the end of 2011. The capital expenditure for the enhancement of Hengda will be approximately RMB 117 million ($17.2 million) in 2010 and RMB 95 million ($14 million) in 2011.

Combining the two facilities, we expect to have annual production capacity of 78.8 million square meters by the end of 2011 (an increase of 50.8 million square meters since 2009). In addition to a more efficient manufacturing process at both facilities, labor and raw materials costs are also expected to be lower following the capital investments due to the advanced equipment and manufacturing technologies that are being implemented.

Broadening Our Distribution Network

We sell our products mainly to distributors located in major Tier-I cities such as Shanghai and Beijing and Tier-II cities such as Tianjin, Wuhan, Chengdu and Shenyang. We plan to establish and/or increase our presence in Tier-II and Tier-II cities in provinces such as Zhejiang, Anhui, Heilongjiang, Guizhou, Henan, Hebei, Shangdong, Shanxi, Shangxi, and Yunnan.

We believe that our new Hengdali production facility in Gaoan will better position us to expand into new markets and reach additional end customers as transportation and logistical costs of delivering products to these areas will be reduced.

Evaluating Opportunities to Increase Exports

Currently, we export approximately 6% of our products through PRC trading companies. We intend to increase the exported volume of our products with additional PRC trading companies and by promoting our products in regional and international trade shows with a focus on direct selling efforts to property developers in the PRC.

Pursuing Selective Acquisition Opportunities

We will explore business combinations that broaden our product line, expand our customer base and allow us to penetrate new geographic regions. Our management believes that it has sufficient expertise to find and acquire suitable ceramic production facilities and/or companies to increase our scale and geographic diversification within the PRC. Our management intends to only pursue acquisitions where it believes that we will be able to continue to provide cost competitive, high quality ceramic tiles to our customers.

Further Enhancing Our Brand Awareness

We plan to enhance awareness of the “Hengda” or “HD,” “HDL” or “Hengdeli,” and “TOERTO” brands in the PRC exterior ceramic tile industry. Hengda produces our “Hengda” or “HD” brands, which are marketed toward the high-end market. Hengdali produces our “HDL” or “Hengdeli” brands, which are marketed to the mid-level market, and “TOERTO” brand, which is a specialized brand for our large-sized rustic tiles. Our branding strategy is to reach a larger customer base with a wide spectrum of product offerings. We plan on strengthening our brands by marketing our products to property developers and the construction industry, partnering with local distributors, attending national fairs and promoting our products through inclusion in strategic high-profile projects.

Developing Advanced Products That Meet Evolving Building Construction Requirements

We strive to develop new products that address market demand for advanced building materials that meet or exceed evolving government policies for energy efficiency. Our research and development efforts are focused on developing tiles which:

•	Reduce raw materials and energy consumption in the production process;
•	Have a density less than half of other tiles;
•	Reduce load bearing stress on exterior walls of buildings and tile shedding;
•	Recycle our by-products and limit waste output in our production process;
•	Utilize a honeycomb structure which optimizes insulation performance for new products, such as our light-weight product lines;

•	Have higher standards for water resistance; and
•	Are easier to attach to exterior walls.

We will continue to invest in research and development to maintain our competitive position in the industry.

Production Process and Facilities

A typical production line for ceramic tiles is comprised of preparation equipment (which typically includes a miller and a spray dryer), a press (which is used for shaping raw ceramic material), a glazing line (used to supply glazed materials to the pressed tiles), a kiln (used to harden the soft mixture of clay and minerals into a hard ceramic body by subjecting the mixture to high temperature) and packaging.

The following chart sets out the major steps involved in the production process:

The procedures involved in the production of ceramic tiles are summarized below:

(i)	Inspecting

Raw materials for ceramic products consist mainly of clay (comprised of inorganic materials such as kaolin, flint and feldspar) obtained mostly from areas adjacent to our facilities, such as Dehua county of Quanzhou city and the Fujian province. Raw materials are inspected by quality control staff upon receipt. Batch calculations that take into consideration both physical properties and chemical compositions of the raw materials are performed to ensure that the right amounts are mixed.

(ii)	Mixing and Grinding

After stringent checks on the quality of the clay and weighing, the raw material department mixes the clay as determined during inspection. The mixture is then sent to a ball mill where water is added to form a slurry for finer grinding. This process takes approximately 12 hours to complete. The slurry is then filtered and metallic particles are removed magnetically. The slurry is inspected at this stage for density, flow speed and water ratio. Compared with many competitors who use stone ball millers, we use aluminum ball millers to grind materials. Aluminum ball millers have a higher initial cost, but have higher grinding speed and can better process stone chips existing in the slurry. The slurry is then moved to a large slurry pool. Based on the production schedule, portions of the slurry may be moved to smaller slurry pools where coloring materials can be added. The mixture in smaller slurry pools are churned for approximately 24 hours to keep quality and color consistent in the end product.

(iii)	Spray Drying

A spray dryer is then used to remove most of the water content in the slurry to obtain granules with the required moisture level for processing. The slurry is pumped into an atomizer, consisting of a rapidly rotating disk or nozzle where droplets are formed. The droplets of the slurry spray are then dried by a rising hot air column, forming small free-flowing granules of a standard size and specific moisture content which is used in the next stage. The stream of gases used to dry the slurry can be at temperatures as high as 1,100°C. The granules are then moved to and held in steel containers called hoppers for over 24 hours to ensure consistency and uniformity of granule size and color.

(iv)	Molding

The granules flow from a hopper into the mold die where they are compressed by steel plungers and then ejected by the bottom plunger in varying sizes based on specifications. The automated presses used operate at pressures as high as 1,600 tons per square meter. The ceramic bisque, a shaped non-fired ceramic tile, is then passed through to the dryer to remove most of the remaining water content present in preparation for the firing and/or glazing stages. The tiles are fed into the dryer and conveyed horizontally on rollers, at temperatures of 250°C for approximately 15 to 25 minutes based on tile type.

(v)	Glazing

Glazing involves applying one or more coats of glaze, comprised mainly of silica and other coloring agents such as iron, chromium, cobalt or manganese, onto the tile surface. The dried ceramic bisque is then sent to the glazing station where a design and/or color is added. The glaze concentration and glazing quantity is controlled by computers to avoid chromatic aberration and lack of uniformity. Not all products, such as porcelain tiles, require glazing.

(vi) Firing

After molding and/or glazing, the ceramic bisque is fired in a kiln. Typically, the temperature in a kiln is about 1,200°C and the firing process takes less than one hour. The entire firing process is monitored and controlled by computers. We currently have twelve firing lines, nine located in the Hengda facility and three located at the Hengdali facility.

(vii)	Packaging

After the firing process, tiles are inspected for quality. Tiles which pass inspection are packaged and moved to the storage facility.

Quality Control & Assurance

The quality of our products is critical to our continued growth and success. In July 2002, our Hengda facility received ISO 9001:2000 accreditation, an international certification certificate, acknowledging our quality control process. Quality control procedures begin at the receipt of raw materials and continue throughout the manufacturing process ending with a final quality check prior to packaging. Our employees are required to undergo internal training regarding our quality control policies, targets and procedures, as well as production and processing techniques. As of June 30, 2010, our quality assurance team consisted of 105 members.

Notable Awards & Certificates

We have received numerous awards and certificates for our branding, product quality and R&D achievements. Select awards include:

Year Initially Received	Award & Certificate Name	Issuer
2002	ISO 9001:2000 Quality Management System Certificate	China Certification Center for Quality Mark
2005	ISO 14001:2004 Environmental Management Standards Certificate	Fujian Branch of Beijing World Standards Certification Centre
2005	Fujian Well-known Trademark	Fujian Well-known Trademark Award Commission
2005	Chinese Well-known Trademark	Intermediate People’s Court of Xiangtan City
2006	Inspection Exempted Products Certificate	National Bureau of Quality and Technical Supervision
2007	High-tech Enterprise Certificate	Fujian Provincial Department of Science and Technology
2008	Energy Conservation Advanced Enterprise	Jinjiang City Government
2009	Fujian 100 Important Industrial Enterprise	Fujian Economic and Trading Commission
2010	Asia’s 500 Most Influential Brands 2010	World Brand Laboratory

Customers, Sales & Marketing

We primarily sell our products through an exclusive distributor network or directly to property developers. Distributors are located in major cities such as Shanghai, Beijing, and Shenyang and second and third tier cities such as Chengdu, Haihao, Hefei, Tianjin, Wuhan and other rural areas in the PRC. We have long-term relationships with many of our customers; nine of our top ten customers in 2009 have been purchasing from us for over ten years. We pay commissions to our distributors on the cash collected for us and pay the distributors after the end of each fiscal year. The general commissions are calculated at a progressive rate of sales, with the average commission rate for 2009 being approximately 5.5%.

Our major customers accounted for 5% or more of our total revenue for the last three years and for the six months ended June 30, 2010 are: Foshan City Jundian Ceramics Co., Ltd., Chengdu Dehui Building Material Co., Ltd., Xiamen Tongying Trading Co., Ltd., Liaoning Yatong Logistics Co. Ltd., Shanxi Guanghe Industry Co., Ltd., Beijing Zhihe Construction Industry Trading Co., Ltd., Fuzhou Yuanteng Construction Decoration Co., Ltd. and Chengdu City Dehui Construction Materials Co., Ltd. None of these customers individually accounted for more than 10% of our total revenue for the year ended December 31, 2009 or the six months ended June 30, 2010.

The following table sets forth revenue for our major customers and the related percentage of our total revenue for the years ended 2007, 2008, 2009, and the six months ended June 30, 2010.

	2007		2008		2009		First Six Months of 2010
Customer Name	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
Foshan City Jundian Ceramics Co., Ltd.	62,710	9.65%	66,163	8.52%	50,718	5.76%	22,603	4.25%
Xiamen Tongying Trading Co., Ltd.	53,567	8.24%	51,862	6.68%	43,890	4.99%	23,402	4.40%
Liaoning Yatong Logistics Co. Ltd.	39,952	6.15%	51,433	6.62%	41,304	4.69%	17,961	3.38%
Shanxi Guanghe Industry Co., Ltd.	19,954	3.07%	23,726	3.06%	39,653	4.51%	17,145	3.23%
Beijing Zhihe Construction Industry Trading Co., Ltd.	42,679	6.57%	42,344	5.45%	35,805	4.07%	18,555	3.49%
Fuzhou Yuanteng Construction Decoration Co., Ltd.	30,430	4.68%	27,843	3.59%	27,793	3.16%	17,642	3.32%
Chengdu City Dehui Construction Materials Co., Ltd.	30,688	4.72%	32,837	4.23%	48,200	5.48%	20,705	3.90%

Our business and profitability is not materially dependent on any industrial, commercial or financial contract with any of our customers. None of our directors or executive officers or their respective affiliates has any interest, direct or indirect, in any of our customers.

Sales and Marketing

The sales and marketing department is responsible for formulating sales policies and pricing based on market analysis, surveys and forecasts, developing and implementing our sales and marketing campaigns, and promoting our products and brand. Additionally, our sales department is responsible for cultivating new customers and business relationships, as well as servicing existing accounts.

We participate in a variety of sales and marketing activities including trade shows, in-house sales and marketing seminars, factory tours, outdoor advertising, B2B catalogs and customer calls. We believe that these techniques allow us to gather and better understand customers’ needs and requirements and to obtain feedback on our products and services and intend to continue utilizing these techniques.

In the future, we intend to participate in international trade fairs and seminars from time to time to promote our brand and products, and to establish a network with industry professionals outside the PRC. To augment our plan to expand our markets internationally, our products will also be advertised on and available to purchase on the Internet. As of June 30, 2010, our Sales and Marketing Department had 28 employees.

Backlog

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers, and a sales or purchase contract each time a customer places an order. If a customer makes any changes to an order after we have used any raw materials in fulfilling the order, the customer bears the losses. Once we have delivered the products to the customer and the customer has examined and accepted the products, we provide no quality guarantees. We confirm amounts payable with each customer on a monthly basis. The products typically must be delivered to customers within 90 days of receipt of the sales order, and the customers typically must pay for the products within 90 days of delivery.

As of September 30, 2010, our backlog was RMB 183.5 million ($27.2 million) which represents approximately the next two months of revenue at the time, compared to a backlog of approximately RMB 157.2 million ($23.3 million) on September 30, 2009, a year over year increase of 16.8%. In the opinion of our management, the amount of backlog is indicative of trends in our business.

Major Suppliers

Our major suppliers will usually deliver raw materials within 1-2 months after they have received our purchase order. The typical credit terms from our major suppliers for clay is from 3 to 4 months and for coal is from 1 to 2 months after the raw materials have been delivered.

Clay and coal are the two main raw materials required to manufacture ceramic tiles. We purchase these raw materials from at least two independent suppliers respectively. Other major sourced materials include coloring and packaging. We are not dependent on any one of our PRC based suppliers as we are able to source raw materials from alternative vendors should the need arise.

Our suppliers are selected by our purchasing department and are assessed on criteria such as the quality of materials supplied, duration of their business relationship with us, pricing, delivery reliability and response time to orders placed by us. We have sufficient raw materials on hand to support, on average, three weeks of production at any point in time to minimize any potential production delays that could arise due to a delay in raw material delivery.

We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had a major dispute with a supplier.

Our major suppliers that accounted for more than 5.0% of our total purchases in fiscal years 2007, 2008, and 2009 and the six months ended June 30, 2010 are: Fujian Province Dehua County Jiaxin Mining Industry Co., Ltd., Fujian Province Dehua County Shangdi Guoshan Ceramic Mine, Foshan City Nanhai Zhongtai Glaze Production Plant and Quanzhou Furen Trading Co., Ltd. No major supplier individually accounted for more than 10% of our total raw material purchases in 2009 or for the six months ended June 30, 2010. Our business or profitability is not materially dependent on any industrial, commercial or financial contract with any of our suppliers.

The following chart lists our major suppliers and the % of total purchases in fiscal years 2007, 2008, 2009, and the six months ended June 30, 2010:

		2007		2008		2009		First Six Months of 2010
Supplier Name	Type	RMB’000%		RMB’000%		RMB’000%		RMB’000%
Fujian Province Dehua County Jiaxin Mining Industry Co., Ltd.	Clay	27,857	7.09%	15,308	3.79%	26,608	6.47%	14,688	4.60%
Fujian Province Dehua County Shangdi Guoshan Ceramic Mine	Clay	19,443	4.95%	22,619	6.01%	25,215	6.13%	12,941	4.05%
Foshan City Nanhai Zhongtai Glaze Production Plant	Color	23,599	6.00%	21,534	5.73%	22,062	5.36%	18,170	5.69%
Quanzhou Furen Trading Co., Ltd.	Coal	17,624	4.48%	21,065	5.60%	20,901	5.08%	10,874	3.40%
Dehua County Longxun Mining Development Co., Ltd.	Clay	27,669	7.04%	29,694	7.89%	9,767	2.41%	0	0.00%
Jinjiang City Xinglida Paper Products Co., Ltd.	Packaging	24,616	6.26%	19,427	5.17%	19,896	4.84%	15,517	4.86%
Foshan City Sanshui Golden Eagle Inorganic Materials Co., Ltd.	Color	23,755	6.04%	18,492	4.92%	18,727	4.55%	11,826	3.70%
Fuzhou Yuchang Trading Co., Ltd.	Coal	21,310	5.42%	19,891	5.29%	15,194	3.69%	8,490	2.66%
Jiangxi Tungsten Industry Group Co., Ltd.	Clay	14,694	3.81%	7,726	2.05%	12,296	3.03%	35,004	10.96%
Jiangxi Province Jing’an Yuntong Cargo Services Co., Ltd.	Coal	15,834	4.03%	17,089	4.54%	18,001	4.37%	31,305	9.80%

None of our officers or directors or their respective affiliates has any interest, direct or indirect, in any of the above major suppliers. There are no arrangements or understanding with any suppliers pursuant to which any of our directors and executive officers were appointed.

Research and Development

We have devoted substantial resources to establishing research and development capabilities in an effort to improve our products and diversify our product mix. Our research and development team focuses on new products as well as developing energy and resource efficient production methods.

We focus our research and development efforts on the following:

•	Expanding and improving production capacity;
•	Improving and developing new production and processing techniques;
•	Improving the use and selection of raw materials to lower costs; and
•	Developing new products and designs to address changing market demands.

Our research and development efforts resulted in the recent launch of the ultra-thin tiles, rustic tiles, and light-weight tiles. Our research and development expenses were approximately RMB 14.9 million ($2.1 million), RMB 14.6 million ($1.9 million), and RMB 14.3 million ($2.1 million) for fiscal years 2007, 2008, and 2009, respectively, and RMB 7.4 million ($1.1 million) for the six months ended June 30, 2010. From time to time, we may enter into collaboration with other research institutes to develop new products or improve our production process. As of June 30, 2010, our R&D department had 85 employees.

Competition

We face intense competition from our existing competitors and new market entrants. Our primary competitors are usually privately owned companies that are located mainly in the PRC. Our principal competitors are Guangdong White Rabbit Ceramics, Guangdong New Pearl Ceramics, Foshan Shiwan Yulong Ceramics Co., Ltd, Jiangxi Apollo Ceramics Co., Ltd., Jianjiang Haoyuan Ceramics, Co., Ltd, Jinjiang Wanli Ceramics Co., Ltd, Jinjiang Tengda Ceramics Co., Ltd and Jinjiang Haoshan Construction Materials Co., Ltd. We compete primarily based on product quality, brand recognition, and an extensive distributor network.

Intellectual Property

We protect our intellectual property primarily through a mix of patent and trademark registrations.

Registered Trademarks

Our brand name distinguishes our products and promotes consumer awareness of our products.

We have registered the following trademarks in the PRC:

Trademark	Class/Products	Validity Term	Registration No,
	19/ Red floor tile and ceramic tile	From December 14, 2003 to December 13, 2013	669884
	19/ Tile, ceramic tile and wave pattern tile	From February 21, 2002 to February 20, 2012	1716827
	19/ Tile; non-metallic tile; ceramic tile; non-metallic wall tile for constructional use; wave pattern tile; glass mosaic; non-metallic floor tile	From March 28, 2009 to March 27, 2019	4971248
	19/ Tile; ceramic tile; wave pattern tile; non-metallic tile for constructional use; marble; manual stone; terrazzo; glass mosaic	From September 14, 2006 to September 13, 2016	3893819

In addition, we have filed applications for our “Hengdeli” and “TOERTO” brands.

Patents

We currently own four utility model patents in the PRC for exterior wall tiles, which were applied for in November of 2007. A “utility model patent” is a new technical solution relating to the shape, the structure, or their combination, of a product, which is fit for practical use. Utility model patents have a ten year term from the application date.

Pursuant to a Patent Licensing Contract dated May 8, 2009 between us and our director and CEO Huang Jia Dong, Huang Jia Dong has licensed to us, for no consideration, the exclusive right to use PRC design patents owned by Huang Jia Dong during the terms of each of the patents. There are a total of 11 design patents for ceramic tiles which were applied for by Mr. Huang between August 2000 through November 2002. The terms of such patents are for ten years from the application date.

Except as disclosed above, as of June 30, 2010, our business or profitability is not materially dependent on any other trademarks, copyrights, registered designs, patents, grant of licenses from third parties, new manufacturing processes or other intellectual property rights.

Environmental

We are subject to various environmental regulations with respect to noise and air pollution and discharge of hazardous materials. We are also subject to periodic inspection. We have obtained a Pollution Discharge Permit for our Hengda production facility, and we are currently in the process of applying for a Pollution Discharge Permit for our Hengdali production facility. We are not subject to any pending actions of alleged violations of applicable PRC environmental laws.

Legal Proceedings

There are no material lawsuits currently pending against China Ceramics, Hengda, Hengdali, Success Winner or Stand Best.

Seasonality

The second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. We have lower sales between the months of January and March due to the effects of cold weather and the PRC Spring Festival.

The seasonality information above is based on our turnover trend in the last three years and may slightly vary from year to year depending on the demand by our customers and end customers for our products. However, management believes that the seasonality information for the last three years is representative of the seasonality trend going forward.

Governmental Regulations

Environmental Protection Regulations

In accordance with the PRC Environmental Protection Law adopted on December 26, 1989, the Administration Supervisory Department of Environmental Protection of the State Council sets the national guidelines for the discharge of pollutants. The People’s Governments of provinces, autonomous regions and municipalities may also set their own guidelines for the discharge of pollutants within their own provinces or districts in the event that the national guidelines are inadequate. A company which causes environmental pollution and discharges other polluting materials which endanger the public should implement environmental protection methods and procedures into their business operations. This may be achieved by setting up a system of accountability within the company’s business structure for environmental protection, adopting effective procedures to prevent environmental hazards such as waste gases, water and residues, dust powder, radioactive materials and noise arising from production, construction and other activities from polluting and endangering the environment. The environmental protection system and procedures should be implemented simultaneously with the commencement of and during the operation of construction, production and other activities undertaken by the company. Any company which discharges environmental pollutants should report and register such discharge with the Administration Supervisory Department of Environmental Protection and pay any fines imposed for the discharge. A fee may also be imposed on the company for the cost of any work required to restore the environment to its original state. Companies which have caused severe pollution to the environment are required to restore the environment or remedy the effects of the pollution within a prescribed time limit. If a company fails to report and/or register the environmental pollution it caused, it will receive a warning or be penalized. Companies that fail to restore the environment or remedy the effects of the pollution within the prescribed time will be penalized or have their business licenses terminated. Companies that have polluted and endangered the environment must bear the responsibility for remedying the danger and effects of the pollution, as well as to compensate any losses or damages suffered as a result of such environmental pollution.

Hengda has obtained Temporary Pollutant Discharge Permit (JH(2009)ZZ No. 135) granted by Jinjiang City Environmental Protection Bureau on December 25, 2009. Hengdali is currently in the process of applying for a Pollutant Discharge Permit, and the environmental protection agency in Gaoan has accepted Hengdali’s application. If the Pollutant Discharge Permit is not issued and Hengdali discharges pollutants, Hengdali may be warned, ordered to stop discharging pollutants, and/or fined by the environmental protection agency.

Government Regulations Relating to Foreign Exchange Controls

The principal regulation governing foreign exchange in the PRC is the Foreign Currency Administration Rules and a series of implementing rules and regulations, as amended. Under these rules, the Renminbi, the PRC’s currency, is freely convertible for trade and service related foreign exchange transactions (such as normal purchases and sales of goods and services from providers in foreign countries), but not for direct investment, loan or investment in securities outside of China unless the prior approval of the State Administration for Foreign Exchange, or SAFE, of the PRC is obtained. Foreign investment enterprises, or FIEs, are required to apply to the SAFE for Foreign Exchange Registration Certificates for FIEs. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a basic account and capital account. Currency translation within the scope of the basic account, such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. Such transactions are subject to the consent of PRC banks which are authorized by the SAFE to review basic account currency transactions. However, conversion of currency in the capital account, including capital items such as direct investment, loans and securities, still require approval of the SAFE. On November 21, 2005, the SAFE issued Circular No. 75 on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles. Circular No. 75 confirms that the use of offshore special purpose vehicles as holding companies for PRC investments are permitted, but proper foreign exchange registration applications are required to be reviewed and accepted by the SAFE.

Regulation of Foreign Currency Exchange

Foreign currency exchange in the PRC is governed by a series of regulations, including, without limitation, the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises in China may purchase foreign exchange without the approval of the SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from the SAFE. On August 29, 2008, SAFE issued Circular No. 142 on Relevant Business Operations Issues Concerning Improving the Administration of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, with respect to the administration of conversion of foreign exchange capital contributions of FIEs into Renminbi, unless otherwise permitted by PRC laws or regulations, Renminbi converted from foreign exchange capital contributions can only be applied to activities within the approved business scope of FIEs and cannot be used for domestic equity investment or acquisitions.

Regulation of Dividend Distribution

The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;
•	The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;
•	The Sino-foreign Cooperative Enterprise Law (1988), as amended;
•	The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;
•	The Foreign Investment Enterprise Law (1986), as amended; and
•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Insurance

We have not purchased insurance coverage for product liability or third party liability and are therefore not covered or compensated by insurance in respect of losses, damages, claims and liabilities arising from or in connection with product liability or third party liability. In addition, we currently do not maintain any property insurance policies covering losses due to fire, flood, earthquake, equipment failure, break-ins, typhoons and similar events, nor do we maintain business interruption insurance. As a result, our business and prospects could be adversely affected in the event of such problems in our operations and may suffer losses that could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Properties

Together with three other companies, we collectively own six buildings comprised of one office building and five workshops in Jinjiang, Fujian Province. As co-owners of these six buildings under the relevant Building Ownership Certificate, all co-owners have collective rights and obligations to the jointly-owned property under PRC law, and typically the disposal of such jointly owned property by one owner without the consent of all other owners is prohibited. We also own a workshop in another location in Jinjiang, but have yet to obtain a Building Ownership Certificate for such property. We have pre-paid all amounts relating to these properties. The land-use rights for these locations expires in 2055 and covers approximately 10,023 square meters. We also own land-use rights at two locations and seven buildings in Gaoan for office buildings, workshops, warehouses, and raw material yards and staff quarters. The land-use rights for these two facilities expire in 2058 and cover an aggregate of approximately 244,324 square meters.

We currently lease 18 properties in Jinjiang, Fujian Province in the PRC for various uses including warehouses, office space, workshops, staff quarters and stock yards. The lease terms range from one to six years.

As of June 30, 2010, our Hengda production facility in Jinjiang City, Fujian Province in the PRC, had a total gross floor area of approximately 120,000 square meters and employed 1,703 production personnel and our Hengdali production facility in Gaoan, Jiangxi Province in the PRC, has a total gross floor area of approximately 244,324 square meters and employed 326 production personnel. The Hengda facility consists of nine production lines with an annual production capacity of 28 million square meters. The Hengdali facility consists of three production lines with an annual production capacity of 10 million square meters. Historically, we have not experienced any form of disruption in our production facility. We are operating at approximately 91.3% of our full capacity and approximately 7.2% of our sales volume was outsourced to other manufacturers for the first six months of 2010.

Currently, Hengdali has three production lines in operation (phase I of our expansion plan for Hengdali), and we anticipate completing phase II in 2010 which will add an additional 14 million square meters of capacity, and phase III in 2011 which will add an additional 18 million square meters of capacity. The capital expenditures in connection with the additional Hengdali production lines are expected to be approximately $20 million in 2010 and approximately an additional $20 million in 2011. Once completed, the Hengdali facility is expected to have production capacity of approximately 24 million square meters per year by the end of 2010 and 42 million square meters per year by the end of 2011.

We are also undergoing an enhancement of the Hengda production line. The project is replacing older manufacturing production line equipment with new equipment. The capital expenditure in the Hengda facility enhancement will be RMB 117 million ($17.2 million) in 2010 and RMB 95 million ($14.0 million) in 2011 respectively. Once completed, the Hengda facility is expected to have production capacity of 32.1 million square meters per year by the end of 2010 and 36.8 million square meters per year by the end of 2011. Combining the two facilities, the total production capacity is expected to be 57.7 million square meters per year by the end of 2010 and 78.8 million square meters per year by the end of 2011.

We believe that our current property rights are sufficient for our current operations. However, to continue growth, we believe we need to expand our production capacity at our new Hengdali facility in Gaoan, Jiangxi Province and at our existing Hengda facility in Jinjiang, Fujian province.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our current directors and executive officers are:

Name	Age	Position
Huang Jia Dong	52	Director and Chief Executive Officer
Su Pei Zhi	56	Director and Sales Deputy General Manager
Hen Man Edmund	37	Chief Financial Officer
Paul K. Kelly(2)(3)	70	Director and Non-Executive Chairman
Cheng Yan Davis(1)(2)(3)	68	Director
Ding Wei Dong(1)(2)(3)	70	Director
Bill Stulginsky(1)	59	Director
Su Wei Feng	29	Director and Corporate Secretary

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of governance and nominating committee

Huang Jia Dong founded Hengda in 1993 and has served as our director since November 20, 2009 and Chief Executive Officer since April 4, 2010. Mr. Huang was Chairman of the Board from November 20, 2009 until April 4, 2010. Mr. Huang currently serves as Chairman of Hengda. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has been appointed as the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University. Mr. Huang is a second cousin of Mr. Su Pei Zhi’s wife. We have chosen Mr. Huang to serve as director because of his extensive experience in the ceramic tiles industry and his intimate knowledge of our company.

Su Pei Zhi has served as our director since November 20, 2009. Mr. Su joined Hengda in 1993 and served as the sales deputy general manager. He is the head of our sales and marketing team. Under the leadership of Mr. Su, we have established a nationally covered sales network including both distribution customers and property developer customers. Prior to joining Hengda, Mr. Su was in his family ceramic tile business. Mr. Su Pei Zhi is the father of Mr. Su Wei Feng, our director and Secretary, and Mr. Su Pei Zhi’s wife is a second cousin of Mr. Huang Jia Dong, our Chief Executive Officer. We have chosen Mr. Shu Pei Zhi to serve as director because of his extensive experience in the ceramic tiles industry.

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees matters relating to compliance and reporting obligation of the company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is an associate of the Institute of Chartered Accountants in England and Wales and an associate of the Hong Kong Institute of Certified Public Accountants.

Ding Wei Dong has served as our director since November 20, 2009. From 1997 to 2008, Mr. Ding served as the president of China Building Ceramics & Sanitaryware Association (CBCSA), the largest industrial association of the building ceramics and sanitaryware industry in China. Mr. Ding is now the honorary president of CBCSA. From 1991 to 2000, Mr. Ding served as the executive vice president of China Building Material Industry Association, a national organization of the building material industry in China. From 1985 to 1991, Mr. Ding was the chief of Manufacturing and Management Department of Building Material Bureau of China where he was responsible for the quality management of building materials. Mr. Ding graduated from Nanjiing University of Science and Technology in 1965 with a Bachelor Degree, and he has the professional title of Senior Engineer of Professor Scale in China. We have chosen Mr. Ding to serve as director because of his expertise in the Chinese ceramics industry.

Paul K. Kelly has been our director since August 18, 2009 and our Non-Executive Chairman since April 4, 2010. He was also Chairman of the Board and Chief Executive Officer of our predecessor, CHAC, from its inception. Since February 1992, Mr. Kelly has been the President and Chief Executive Officer of Knox & Co., an investment banking firm specializing in mergers and acquisitions, corporate restructuring and international financial advisory services for clients in the U.S., Asia, and throughout the world. In 2004, Mr. Kelly formed the Westgate Group, Inc., a strategic advisory firm focusing upon identifying and implementing cross-border business opportunities for clients with an emphasis on Asia and the Pacific Basin, for which he acts as Chairman, CEO, and is the majority shareholder. Mr. Kelly is also the President, Chief Executive Officer and sole shareholder of PH II, Inc., a privately held investment company which has investments in the United States and New Zealand. He has held these positions with PH II since 1988. Mr. Kelly also serves as Chairman and Chief Executive Officer of Knox Enterprises, Inc., successor to THT Inc., a privately held diversified manufacturing company. In 1996, Mr. Kelly founded the Carrington Club, a golf resort and karikari estate and winery in New Zealand for which he is the owner and Edgewater Developers, a real estate development company in New Zealand. From 1985 to 1990 Mr. Kelly served as President and Chief Executive Officer of Peers & Co., an international investment banking firm. From 1984 to 1985 Mr. Kelly was the President and a director of Quadrex Securities Corp. From 1982 to 1984 he was an Executive Vice President and Director of Dean Witter Reynolds, Inc., responsible for all investment banking activities for financial institutions. Mr. Kelly also served as Managing Director and a member of the Management Committee of Merrill Lynch White Weld Capital Markets Group from 1980 to 1982 where he was responsible for all investment banking activities for financial institutions on a worldwide basis, and was also senior banker to Merrill Lynch & Co., the holding company for all Merrill Lynch interests. From 1978 to 1980 Mr. Kelly was Executive Vice President, Director and member of the Executive Committee of Blyth Eastman Dillon, where he was co-head of the Corporate Finance Department. He was responsible for all new business activities for the firm and headed the Financial Institutions Group. Among the other positions held by Mr. Kelly prior to 1978 include his positions from 1968 to 1975 as Vice President of The First Boston Corporation where he established the commercial paper department and was responsible for all corporate finance new business activities, and as a partner, member of the management committee and head of investment banking for Prescott, Ball & Turbin from 1975 to 1978. Mr. Kelly is a member of the Board of Trustees of the University of Pennsylvania, a member of the Business School Advisory Board of the University of Auckland (NZ), and a member of the New Zealand Business Roundtable. In addition, he is a member of the Director’s Advisory Board of the Yale Cancer Center. He is a past director of American Life and Health Insurance Company of New York, The Chicago Sun-Times Corporation, Hydrox Corporation, Ltd. (New Zealand), MCR Corporation, and Porta Systems Corporation (ASE). He graduated from the University of Pennsylvania in 1962 and received an MBA in Finance from the Wharton School in 1964. We have chosen Mr. Kelly to serve as a director because of his experience in the US financial industry and he was also the founder of CHAC.

Cheng Yan Davis has been our director since November 20, 2009 and was a board member of our predecessor, CHAC, since its inception. Since September 2010, Ms. Davis has acted as a special advisor to the President of the Teacher’s College of Columbia University. From 1993 until September 2010, Ms. Davis served as the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International). GSE International was established by Ms. Davis in 1993, and was the first international programs office among Ivy League graduate schools of education in the U.S. Since 1993, Ms. Davis has served as a Special Advisor to the President of the University of Pennsylvania on internationalization efforts. GSE International has developed many specialized training programs for groups ranging from government officials and university presidents to finance executives and corporate CEOs. Among these programs are training programs for Chief Executive Officers and leading executives in the Chinese securities and mutual fund industries, created in conjunction with the Wharton School. Over the past three years, the Penn-Securities Association of China Program and the Penn-China Mutual Fund CEO Leadership Program have trained over one hundred Chinese executives in the latest theories and practices of the U.S. finance sector. Since 1998, Ms. Davis has worked with Morgan Stanley on the International Conference on

Higher Education Management in Shanghai, the establishment of the China Center, which focuses on management training for U.S.-China joint ventures, and the China Pension Program, which works with the state council of China in designing the architecture and training of a senior workforce in comprehensive pension management. Ms. Davis has also worked with CIGNA and Lucent Technologies on various professional education projects since 1997, designing a variety of training and professional development programs. Ms. Davis also serves as an advisor on quality workforce standards for the Shanghai Municipal Government and the Shanghai Foreign Trade Commission. Since 1997, Ms. Davis has been invited to the Shanghai’s Mayor’s International Advisory Council as a special observer and to offer suggestions on Shanghai human resource development and workforce training. Ms. Davis has also been invited to custom design new programs for China Telecom and China Industrial Commercial Bank. These programs were designed in preparation of China’s entry into the World Trade Organization. Ms. Davis initiated former President Jiang Zemin’s visit to the University of Pennsylvania in 1997. Ms. Davis is a board member of the New York Film Academy, Senior Advisor to Motorola and Oracle on international government relations, and Advisor Professor to East China Normal University. In addition, she has served as the Senior Observer for the Shanghai International Business Leaders Advisory Council for the past fifteen years. She has received numerous recognitions for her many contributions, including the first-ever PennGSE Alumni Pioneers Award. Ms. Davis has a degree in Russian and English from Shichuan Foreign Language University in China and an Ed D in Education from the Graduate School of Education at the University of Pennsylvania. We have chosen Ms. Davis to serve as director because of her history with the Company, as a founder of CHAC.

Bill Stulginsky has been our director since April 1, 2010. Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009. He has over thirty six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement. His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries. He has a Bachelor of Science degree in Accounting from LaSalle University. Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman), both of which are nonprofit organizations. We have chosen Mr. Stulginsky to serve as director because of his financial sophistication.

Su Wei Feng has been our director since April 1, 2010. Mr. Su joined us in March 2007. He currently acts as our general legal counsel and Secretary. Prior to working with us, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007. He graduated from the School of Law of Xiamen University in 2004. Mr. Su Wei Feng is the son of Mr. Su Pei Zhi, a director of the Company. We have chosen Mr. Feng to serve as director because of his legal background.

The term of each director is until their resignation or removal.

Pursuant to the merger and stock purchase agreement dated August 19, 2009, Huang Jia Dong, Sue Pei Zhi, and Ding Wei Dong were nominated as members of our board of directors by the Seller (as defined in the merger and stock purchase agreement), and Paul K. Kelly and Cheng Yan Davis were nominated as members of China Ceramics’ board of directors by the Purchaser (as defined in the merger and stock purchase agreement).

Mr. Huang and Mr. Wong, our majority shareholder, are brothers-in-law.

The business address of each party described above is c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, People’s Republic of China.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a governance and nominating committee.

Audit Committee.  The audit committee consists of Bill Stulginsky, Ding Wei Dong and Cheng Yan Davis. Mr. Stulginsky is the chair of the audit committee, and our board of directors believe that Mr. Stulginsky qualifies as an “audit committee financial expert”, as such term is defined in the rules of the Securities and Exchange Commission.

The board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;
•	reviewing and discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management, the internal auditors and the independent auditors; and
•	reporting regularly to the board of directors.

Compensation Committee.  Our compensation committee consists of Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis. Ding Wei Dong is the chair of our compensation committee. Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
•	administering our incentive-compensation plans for our directors and officers;
•	reviewing and assessing the adequacy of the charter annually;
•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Governance and Nominating Committee.  Our governance and nominating committee consists of Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis. Ding Wei Dong is the chair of our governance and nominating committee. Ding Wei Dong, Paul K. Kelly and Cheng Yan Davis do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

•	overseeing the process by which individuals may be nominated to our board of directors;
•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;
•	reviewing candidates proposed by our shareholders;
•	developing the criteria and qualifications for the selection of potential directors; and
•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the governance and nominating committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the governance and nominating committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints.

Code of Ethics

In May 2010, our board of directors adopted a code of ethics that applies to our directors, officers and employees. Our code of ethics is available on our website at http://cceramics.com/Corporate-Governance.html.

Director Independence

Our board of directors has determined that Messrs. Bill Stulginsky, Ding Wei Dong and Paul K. Kelly and Ms. Cheng Yan Davis qualify as independent directors under the rules of the Nasdaq Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the Nasdaq Marketplace Rules.

Compensation

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been our officer or employee, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

During the last fiscal year, none of our officers and employees, and none of our former officers participated in deliberations of our Board of Directors concerning executive officer compensation.

Director Compensation

Starting April 1, 2010, our Board of Directors determined to provide its non-employee members annual compensation of $40,000. Mr. Bill Stulginsky, as the Chairman of the Audit Committee, received $45,000. Prior to April 1, 2010, there was no compensation provided to any of our directors.

Executive Officers, Shareholders and Employees

Executive Officers.

Since we did not have an operating business prior to the acquisition of Success Winner on November 20, 2009, our officers did not receive any compensation for their services; and since we had no other employees, we did not have any compensation policies, procedures, objectives or programs in place.

Director and Executive Officer Compensation

Name and Principal Position	Year	Salary(4) RMB	Bonus(4) RMB	Total(4) RMB
Huang Jia Dong, Chief Executive Office	Six month ended June 30, 2010	60,000	—	60,000
	2009	120,000	—	120,000
	2008	121,084	—	121,084
	2007	121,051	—	121,051
Su Pei Zhi(1), Sales Deputy General Manager	Six month ended June 30, 2010	72,000	—	72,000
	2009	96,430	—	96,430
	2008	96,778	—	96,778
	2007	77,319	—	77,319

Name and Principal Position	Year	Salary(4) RMB	Bonus(4) RMB	Total(4) RMB
Li Shun Qing(2), Chief Executive Officer	Six month ended June 30, 2010	24,000	—	24,000
	2009	93,499	—	93,499
	2008	97,440	—	97,440
	2007	93,079	—	93,079
Hen Man Edmund(3), Chief Financial Officer	Six month ended June 30, 2010	180,000	—	180,000
	2009	96,000	1,364,000	1,460,000
	2008	40,000	—	40,000
Su Wei Feng, Corporate Secretary	Six Month ended June 30, 2010	42,000	—	42,000
	2009	84,060	—	84,060

(1)	Mr. Su Pei Zhi was on leave during early 2007 due to personal health reasons.
(2)	As of April 4, 2010, Mr. Li ceased to be our Chief Executive Officer. Mr. Li now manages Hengdali. Mr. Li received 3 months of compensation as our Chief Executive Officer in 2010.
(3)	Mr. Hen Man Edmund joined Hengda in August of 2008 and received 5 months of compensation in 2008. Mr. Hen Man Edmund received a bonus of $200,000 relating to services rendered in 2009.
(4)	The amounts shown in this table include the amount each executive officer received from Hengda prior to the consummation of the business combination.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

•	We entered into employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Su Pei Zhi, Sales Deputy General Manager, Hen Man Edmund, Chief Financial Officer, and Su Wei Feng, Corporate Secretary.
•	The term of the employment agreements is three years (February 1, 2009 to January 31, 2012 for Su Peizhi, Huang Jia Dong and Su Wei Feng and August 1, 2008 to July 31, 2011 for Hen Man Edmund).
•	Huang Jia Dong will receive compensation of RMB 10,000 per month; Su Pei Zhi will receive compensation of RMB 12,000 per month from January 1, 2010; Hen Man Edmund will receive compensation of RMB 30,000 per month from January 1, 2010; and Su Wei Feng will receive compensation of RMB 7,000 per month.
•	We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of such officers’ labor rules and of regulations, (5) serious lapse of duties and responsibilities, (6) traffic law violation if the officer is a vehicle operator, (7) activities that violate regulations, resulting in loss of more than RMB 4,000, (8) operation of his own business during the term of his employment, (9) criminal prosecution and labor punishment, (10) request by the officer to resign, (11) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (12) other situations stipulated by law and statutes.
•	Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

Other Employees

Compensation for our senior executives is comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that our compensation committee takes into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of us and our various key component entities, 6) our ability to pay and 7) other factors deemed to be relevant at the time.

Our senior management have discussed our above mentioned planned process for executive compensation and the four compensation components. Specific compensation plans for our key executives are negotiated and established by our compensation committee.

Employees

On June 30, 2010, China Ceramics’ subsidiaries had 2,029 employees.

Other than its executive officers, China Ceramics does not have any employees.

China Ceramics has no contracts or collective bargaining agreements with labor unions and has never experienced work stoppages. China Ceramics considers its relations with its employees to be good.

Principal Legal Advisers

Our principal legal adviser in the United States is Loeb & Loeb LLP, located at 345 Park Avenue, New York, NY 10154. Our principal legal adviser in the British Virgin Islands is Harney Westwood & Riegels, located at Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands. Our principal legal adviser in the People’s Republic of China is Titan & Partners, located at 7th Floor, Hualong Bldg., No. 6 Hubindong Road, Xiamen, 361004, PRC.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of November 4, 2010, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 13,109,202 shares issued and outstanding as of November 4, 2010.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Paul K. Kelly(2)	663,692		5.1%
Cheng Yan Davis(3)	69,750		*
Huang Jia Dong(4)	0		—
Su Pei Zhi	0		—
Ding Wei Dong	0		—
Bill Stulginsky(5)	0		—
Su Wei Feng	0		—
Hen Man Edmund	0		—
All directors and executive officers as a group (8 individuals)	733,442		5.6%
James D. Dunning, Jr.	663,693		5.1%
Wong Kung Tok(4)	5,377,354	(6)	41.0%
Surmount Investments Group Limited	1,074,020	(7)	8.2%
Dorset Management Corporation(8)	1,350,000	(9)	7.6%

*	Less than 1%
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.
(2)	Paul K. Kelly’s business address is c/o Knox & Co.; 33 Riverside Avenue; Westport, CT 06880.
(3)	Cheng Yan Davis’s business address is Teacher’s College, Columbia University; Office of the President; Box 45 525 West 120th Street, New York, NY 10027-6696.
(4)	Mr. Huang and Mr. Wong are brothers-in-law.
(5)	Bill Stulginsky’s address is 209 Wisteria Lane; Media, PA 19063.

(6)	Mr. Wong is entitled to receive 6,971,636 of our shares in the future if certain conditions contained in the merger and stock purchase agreement dated August 19, 2009 are met. Such securities are not beneficially owned because Mr. Wong does not have voting or dispositive power over such shares and it is not yet known if he will be entitled to receive any such shares. Pursuant to the terms of the agreement, the 6,971,636 shares held in escrow may be issued to Mr. Wong if the following events occur:

Event	Number of Shares
From escrow at the close of 2010 audit, if certain earnings thresholds are met	1,794,800
From escrow at the close of 2011 audit, if certain earnings thresholds are met	2,176,836
From escrow if the closing price of China Ceramics’ shares is at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of China Ceramics’ shares is at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000
(7)	Includes (i) 537,010 shares held by Surmount Investments Group Limited, (ii) 268,505 shares held by Top Plenty International Limited, and (iii) 268,505 shares held by Park Rise Holdings Limited.
(8)	The controlling person of Dorset Management Corporation is David M. Knott. Dorset Management Corporation’s address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.
(9)	Based in part on a Schedule 13G/A filed with the Securities and Exchange Commission on October 14, 2010. Includes (i) 157,700 shares held by Knott Partners, LP, (ii) 109,500 shares held by Knott Partners Offshore Master Fund, LP, (iii) 8,700 shares held by CommonFund Hedged Equity Co., (iv) 54,600 shares held by Shoshone Partners, LP, (v) 4,700 shares held by Knott Partners Offshore (SRI) Fund Ltd., and (vi) 14,800 shares held by Mulsanne Partners, LP.

SHARES ELIGIBLE FOR FUTURE SALE

We have 13,109,202 shares outstanding as of November 4, 2010. Of these shares, all but 1,250,000 shares held by the founding shareholders, 1,350,000 shares held by Dorset Management Corporation and certain of its transferees, 5,743,320 shares issued to Wong Kung Tok under the acquisition agreement, certain of which were subsequently transferred to Surmount Investments Group Limited, Top Plenty International Limited, Park Rise Holdings Limited, and Aquila Capital (Asia) Ltd., and 6,971,636 shares which may be issued to Wong Kung Tok if certain conditions are met, are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act of 1933, as amended. Additionally, any of the 13,109,202 shares held by affiliates, as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as restricted stock.

On August 29, 2010, we had 14,553,949 warrants to purchase shares outstanding. We commenced a tender offer for our warrants in late July 2010. At the time of the tender offer we filed a Schedule TO with the SEC including the terms and conditions of the tender offer. The tender offer closed on August 30, 2010, and pursuant to the terms of the tender offer, 11,779,649 warrants were exchanged for 2,944,904 of our shares. Certain former warrant holders who exchanged warrants for shares have entered into lock-up agreements in respect of such exchanged shares. Therefore, as of November 4, 2010, there are an aggregate of 2,774,300 shares that may be issued in the future upon exercise of outstanding warrants. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. We intend to use our best efforts to cause such a registration statement to be in effect at that time that the warrants become exercisable.

Rule 144.  Rule 144 is unavailable for the resale of restricted securities initially issued by a blank-check or shell company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

1.	has ceased to qualify as a blank-check or shell company;
2.	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3.	has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and
4.	has filed certain information with the SEC (Form 10 information) reflecting that it is no longer a blank-check or shell company may, after one year has elapsed from the filing of the Form 10 information, within any three-month period resell a number of such restricted securities that does not, with respect to the shares, exceed the greater of either of the following:

1.	1% of the total number of shares then outstanding; or
2.	the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited based on the availability of current public information about us, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

Lock-up Agreements.  We and each of our directors, executive officers and certain of our principal shareholders have entered into lock-up agreements with the underwriters in connection with this offering. Under these agreements, subject to certain exceptions, those subject to lock-up agreements may not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option for the sale of, or otherwise dispose of any shares, securities convertible into or exchangeable for shares, options or rights to acquire shares or publicly announce the intention to do any of the foregoing, without the prior written consent of Roth Capital Partners for a period of 90 days from the date of this prospectus or the initial lock-up period. In addition, if (1) during the last 17 days of the initial lock-up period, we release earnings results or publicly announce material news or a material event relating to us or (2) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in each case the initial lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representative, on behalf of the underwriters, waives, in writing, such extension. The initial lock-up period, as so extended, is referred to as the lock-up period. Roth Capital Partners may agree at their discretion and at any time or from time to time, without notice, to release all or any portion of the shares subject to the lock-up agreements described above. See “Underwriting.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions of CHAC

On July 16, 2007, CHAC’s former Chief Executive Officer, Paul K. Kelly and former President, James D. Dunning, Jr. purchased 2,875,000 of CHAC’s shares for an aggregate purchase price of $28,750. Effective November 15, 2007, CHAC’s board of directors authorized a share dividend of 0.2 shares for each outstanding share, effectively lowering the purchase price to approximately $0.008 per share and increasing each shareholder’s holdings by 20% and the number of shares issued to 3,450,000 (including 250,000 shares that were forfeited upon exercise of the underwriters’ over-allotment option). As a result of an increase in the size of the offering on November 15, 2007, the November 15, 2007 share dividend was effectuated in order to maintain CHAC’s founders’ and special advisors’ ownership at a percentage of the number of shares to be outstanding after this offering. This increase in offering size also resulted in an increase in the amount of after-tax interest we were able to withdraw from the trust account to $3,200,000.

Subsequent to the issuance date, the foregoing persons transferred a portion of their shares to CHAC’s other current shareholders at a price per share equal to $0.01 per share.

On November 5, 2007, Paul K. Kelly, James D. Dunning, Jr., Alan G. Hassenfeld, Gregory E. Smith, Xiao Feng, Cheng Yan Davis, Soopakij (Chris) Chearavanont and Ruey Bin Kao agreed to purchase, for an aggregate purchase price of $2.75 million private placement warrants to purchase 2,750,000 shares at a price of $1.00 per warrant. Paul K. Kelly and James D, Dunning, Jr. each purchased 941,875 warrants, Alan G. Hassenfeld purchased 495,000 warrants, Gregory E. Smith purchased 123,750 warrants, Cheng Yan Davis purchased 99,000 warrants and Xiao Feng, Soopakij (Chris) Chearavanont and Ruey Bin Kao each purchased 49,500 warrants.

Pursuant to a registration rights agreement between CHAC and CHAC’s founders and special advisors, CHAC’s founders and special advisors are entitled to certain registration rights. Specifically, (i) the private placement warrants and the underlying shares, are entitled to certain registration rights commencing 90 days after the consummation of a business combination; and (ii) the existing shareholders’ shares will be entitled to certain registration rights six months after the consummation of a business combination. We are only required to use our best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use our best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of our shares or any voting rights until such holders exercise their respective warrants and receive shares. Permitted transferees that receive any of the above described securities from our founders will, under certain circumstances, be entitled to the registration rights described herein. We will bear the expenses incurred in connection with the filing of any such registration statements.

CHAC paid Stuart Management Co., an affiliate of Paul K. Kelly, a total of $10,000 per month for administrative services and secretarial support for a period commencing on the date of the closing of the initial public offering and ending on the consummation of the business combination. This arrangement was agreed to by Stuart Management Co. for our benefit and is not intended to provide Stuart Management Co. compensation in lieu of a management fee. We believe that such fees were at least as favorable as we could have obtained from an unaffiliated third party.

Paul K. Kelly and James D. Dunning, Jr. each provided CHAC with loans in the amount of $122,366. Alan G. Hassenfeld provided CHAC with a loan in the amount of $71,827, Gregory E. Smith provided CHAC with a loan in the amount of $16,702, Cheng Yan Davis provided CHAC with a loan in the amount of $13,360, and Xiao Feng, Soopakij (Chris) Chearavanont and Ruey Bin Kao each provided CHAC with loans in the amount of $7,183 or $368,169 in total. These loans were provided to pay the expenses of CHAC’s public offering and certain accounting and legal fees and expenses. The loans were repaid out of the proceeds of CHAC’s public offering.

Related Party Transactions of China Ceramics and Operating predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of our directors, and Mr. Wong Kung Tok, a holder of approximately 41% of our shares, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 1,439,000, RMB 3,118,000, RMB 3,380,000, and RMB 3,032,000 in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of June 30, 2010. Mr. Huang and Mr. Wong are brothers-in-law.

In 2007, we paid RMB 3,364,000 for the purchase of property, plant and equipment on behalf of Jinjiang City Anhai Junbing Hengda Construction Material Factory (“Anhai Hengda”), at the time a holder of greater than 10% of Hengda’s common stock (it ceased to be a related party on April 23, 2008). The loan was interest free and was fully repaid in August 2009.

During the normal course of our business, we rent warehouse and stockyard space from Anhai Hengda. Hengda paid Anhai Hengda an aggregate of RMB 1,566,000 and RMB 522,000 in connection with such rental in 2007 and in the period from January 1, 2008 to April 23, 2008 (the date on which it ceased to be a related party), respectively. We believe this rental arrangement with Anhai Hengda was at least as favorable as we could have obtained from an unaffiliated third party.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics will pay $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one-year terms unless either party notifies the other of its intent not to renew.

As of December 31, 2009, we have the exclusive right to use 11 design patents through our chief executive officer, Huang Jia Dong. Huang Jia Dong has licensed to us, for no consideration, the exclusive right to use PRC design patents owned by him during the terms of each of the patents.

DESCRIPTION OF SECURITIES

The following description of the material terms of our shares and warrants includes a summary of specified provisions of the memorandum and articles of association. This description is subject to the relevant provisions of the BVI Act and is qualified by reference to our memorandum and articles of association, copies of which are incorporated in this registration statement by reference.

General

China Ceramics is authorized to issue 51,000,000 shares. As of November 4, 2010, 13,109,202 (does not include 6,971,636 shares held in escrow which have no voting or economic rights) shares are outstanding, held by 23 holders of record of China Ceramics’ shares, and one holder of record of China Ceramics’ units, each unit consisting of one share and one warrant to purchase one share. China Ceramics is not authorized to issue preferred stock. We believe that the number of beneficial owners of our shares is significantly greater than the number of holders of record in the register of members.

Shares

China Ceramics’ shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders.

Members of China Ceramics’ Board of Directors serve for indefinite terms. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

China Ceramics’ shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund provisions applicable to the shares.

Warrants

China Ceramics has 2,774,300 warrants outstanding as of November 4, 2010, entitling the registered holder to purchase one share at $7.50 per share. Each warrant entitles the registered holder to purchase one share at a price of $7.50 per share, subject to adjustment as discussed below, at any time commencing November 20, 2009 (subject to the requirement that there be an effective registration statement relating to their exercise).

The warrants will expire at 5:00 p.m., New York City time on November 16, 2012. China Ceramics may call the warrants for redemption:

•	in whole and not in part;
•	at a price of $.01 per warrant at any time after the warrants become exercisable;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•	if, and only if, the reported last sale price of the shares equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrantholders.

The warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and China Ceramics.

The exercise price and number of shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend, recapitalization, reorganization, stock purchase or consolidation of the company. However, the warrants will not be adjusted for issuances of shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of shares and any voting rights until they exercise their warrants and receive shares.

After the issuance of shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to the shares issuable upon exercise of the warrant is current and the shares have been qualified (or are exempt from qualification) in the jurisdictions in which the holders of the warrants reside. Under the terms of the warrant agreement, we have agreed to maintain a current prospectus relating to the shares issuable upon exercise of the warrants until the expiration of the warrants. However, there is no assurance that we will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the shares issuable upon exercise of the warrants is not current or if the shares are not qualified (or exempt from qualification) in the jurisdictions in which the holders of the warrants reside.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of a warrant, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares to be issued to the warrant holder.

We commenced a tender offer for our warrants in late July 2010. At the time of the tender offer we filed a Schedule TO with the SEC including the terms and conditions of the tender offer. Pursuant to the terms of the tender offer, 11,779,649 warrants were exchanged for 2,944,904 of our shares. Certain former warrant holders who exchanged warrants for shares have entered into lock-up agreements in respect of such exchanged shares. Subsequent to the completion of the tender offer, 2,774,300 warrants remain outstanding.

Unissued Shares

Shares.  As of November 4, 2010, we had 13,109,202 shares outstanding. The remaining authorized and unissued shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use them to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control, by, for example, issuing shares in private placements to purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

Markets

Our shares, warrants and units are currently listed on the NASDAQ Capital Market under the symbols CCCL, CCCLW and CCCLU, respectively. The units, shares and warrants have been listed on the NASDAQ Capital Market since November 3, 2010. Previously, they were quoted on the OTC Bulletin Board since December 29, 2009. There is no guarantee that we will be able to continue to meet the listing standards of the NASDAQ Capital Market.

History of Share Capital

For a history of China Ceramics’ share capital since it inception, identifying the events during such period which have changed the amount of the issued capital, please refer to “Corporate History and Structure” in this prospectus.

Memorandum and Articles of Association

Alteration of Rights.  If at any time our shares are divided into different classes, the rights attached to any class may only be varied, whether or not we are in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares in that class.

Meetings.  Written notice of annual or special meetings stating the place, date and hour of the meeting shall be given to each shareholder entitled to vote at such meeting not less than 10 days nor more than 60 days before the date of the meeting. Written notice of special meetings must also state the purpose of the meeting.

Limitations on the Right to Own Securities.  There are no limitations on the rights to own our securities, or limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities, contained in our memorandum and articles of association or under the laws of the British Virgin Islands.

Registered Office.  Under our memorandum and articles of association, our Registered Office is at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, or at such other place as the directors or shareholders may by resolution from time to time decide.

Objects and Purposes.  Under Article 5 of our memorandum of association, there are no limitations on the business that we may carry on.

Directors.  Under Article 13 of our articles of association, we may not enter into a related party transaction unless the transaction is approved by a majority of the disinterested directors of the board of directors or the audit committee. No interested director may participate in the review or approval of a transaction. However, a transaction which does not satisfy these requirements shall not be set aside only due to it being a related party transaction if (i) the material facts as to the interested director’s relationship with the transaction are disclosed or known to the board of directors or the audit committee, and the board of directors or audit committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to the interested director’s relationship with the transaction are disclosed or known to the shareholders, and the shareholders in good faith authorize the contract or transaction by the affirmative votes of a majority of the shareholders, or (iii) if the transaction is fair as to us. The board of directors has determined that a transaction involving compensation of the directors is not a related party transaction. The directors may exercise all of our powers to incur or incur indebtedness, liabilities or obligations. Our articles of association specify that a director is not required to hold any of our shares as a qualification to office. There are no provisions mandating retirement or non-retirement of directors under a certain age limit.

Rights, Preferences and Restrictions Attaching to the Company’s Shares.  China Ceramics is authorized to issue 51,000,000 shares of a single class. As of November 4, 2010, 13,109,202 shares were issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by us, and the right to an equal share in the distribution of any surplus assets on our liquidation. All dividends declared but unclaimed for three years after having been declared may be forfeited by resolution of the board of directors for our benefit. We may by a resolution of the board of directors redeem, purchase or otherwise acquire all or any of our shares subject to Regulation 3 of our articles of association.

Redemption of Shares

We may purchase, redeem or otherwise acquire or hold our shares, save that we may not, subject to certain exceptions as described in the our articles of association, purchase, redeem or otherwise acquire our shares without the consent of the shareholders whose shares are to be purchased, redeemed, or otherwise acquired unless we are otherwise permitted by the BVI Business Companies Act, 2004, or by our memorandum and articles of association.

Indemnification of Officers and Directors

A director, officer or agent of a company formed under the laws of the British Virgin Islands is obligated to act honestly and in good faith and exercise care, diligence and skill of a reasonably prudent person acting in comparable circumstances. Our memorandum and articles of association do not relieve directors, officers or agents from personal liability arising from the management of the business of the company. Notwithstanding the foregoing, Section 132 of the BVI Act permits indemnification of directors, officers and agents against all expenses, including legal fees and judgments, fines and settlements, in respect of actions related to their employment. The acquisition agreement provides indemnification in respect of the representations, warranties and covenants of the parties, some of which may relate to the securities laws of the United States. There are no agreements that relieve directors, officer or agents from personal liability. We maintain director and officer insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, We have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Defenses Against Hostile Takeovers

While the following discussion summarizes the reasons for, and the operation and effects of, the principal provisions of our memorandum and articles of association that management has identified as potentially having an anti-takeover effect, it is not intended to be a complete description of all potential anti-takeover effects, and it is qualified by reference to the full texts of our memorandum and articles of association.

In general, the anti-takeover provisions of our memorandum and articles of association are designed to minimize susceptibility to sudden acquisitions of control that have not been negotiated with and approved by our board of directors. As a result, these provisions may tend to make it more difficult to remove the incumbent members of the board of directors. The provisions would not prohibit an acquisition of control of us or a tender offer for all of our shares. The provisions are designed to discourage any tender offer or other attempt to gain control of us in a transaction that is not approved by the board of directors, by making it more difficult for a person or group to obtain control of us in a short time and then impose its will on the remaining shareholders. However, to the extent there provisions successfully discourage the acquisition of control of us or tender offers for all or part of our shares without approval of the board of directors, they may have the effect of preventing an acquisition or tender offer which might be viewed by shareholders to be in their best interests.

Tender offers or other non-open market acquisitions of shares will generally be made at prices above the prevailing market price of our shares. In addition, acquisitions of shares by persons attempting to acquire control through market purchases may cause the market price of the shares to reach levels that are higher than would otherwise be the case. Anti-takeover provisions may discourage such purchases, particularly those of less than all of our shares, and may thereby deprive shareholders of an opportunity to sell their shares at a temporarily higher price. These provisions may therefore decrease the likelihood that a tender offer will be made, and, if made, will be successful. As a result, the provisions may adversely affect those shareholders who would desire to participate in a tender offer. These provisions may also serve to insulate incumbent management from change and to discourage not only sudden or hostile takeover attempts, but also any attempts to acquire control that are not approved by the board of directors, whether or not shareholders deem such transactions to be in their best interest.

Shareholder Meetings.  The BVI Act provides that shareholder meetings shall be convened by the board of directors at any time or upon the written request of shareholders holding more than 30% of the votes of the issued and outstanding voting shares of the company. Our articles of association provide that annual shareholder meetings for the election of directors may be called only by the directors.

Number of Directors and Filling Vacancies on the Board of Directors.  The BVI Act requires that the board of directors of a company consist of one or more directors and that the number of directors shall be set by the company’s articles of association, with a minimum of one director. Our articles of association provide that the number of directors shall be not less than one, subject to any subsequent amendment to change the number of directors. The power to determine the number of directors is vested in the board of directors and the shareholders. The power to fill vacancies, whether occurring by reason of an increase in the number of directors or by resignation, is vested primarily in the shareholders. Directors may be removed by the shareholders only for cause or without cause on a vote of the members representing a majority of the shares entitled to vote.

Election of Directors.  Under the BVI Act, there is no cumulative voting by shareholders for the election of the directors. The absence of cumulative voting rights effectively means that the holders of a majority of the shares voted at a shareholder meeting may, if they so choose, elect all of our directors who are up for election, thus precluding a small group of shareholders from controlling the election of one or more representatives to the board of directors.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Shareholders; Action by Written Consent.  Our articles of association provide for advance notice requirements for shareholder proposals and nominations for director. Generally, to be timely, notice must be delivered to our secretary at its principal executive offices not fewer than 10 days nor more than 60 days prior to the first anniversary date of the annual meeting for the preceding year. Special meetings may be called by our board of directors or by shareholders comprising a majority of the combined voting power of the holders of the then issued and outstanding shares entitled to vote. These provisions make it more procedurally difficult for a shareholder to place a proposal or nomination on the meeting agenda or to take action without a meeting, and therefore may reduce the likelihood that a shareholder will seek to take independent action to replace directors or seek a shareholder vote with respect to other matters that are not supported by management.

Rights of Minority Shareholders

Under the BVI Act, the principal protection of minority shareholders is that shareholders may bring an action to enforce the constituent documents of the company, the memorandum and articles of association. Shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the company’s memorandum and articles of association. The company is obliged to hold an annual general meeting and provide for the election of directors. In addition, the BVI Act provides that a shareholder may bring an action against the company for a breach of a duty owed by the company to him in his capacity as a shareholder or if he considers that the affairs of the company are being, have been or are likely to be conducted in a manner which is unfairly prejudicial to him.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the case law on British Virgin Islands business companies is limited. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum or articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority, (ii) acts that constitute fraud on the minority where the wrongdoers control the company, (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote, and (iv) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Under the law of Delaware, the rights of minority shareholders are similar to that which will be applicable to our shareholders. The principal difference, as discussed elsewhere will be the methodology and the forum for bringing such an action. It is also generally the case that the Delaware courts can exercise a wide latitude in interpretation and wide discretion in fashioning remedies as they think fits the circumstances for the regulation of the company. Under English precepts of the law of minority shareholders, there is generally a more restricted approach to the enforcement of the rights through the interpretation of the law, articles and memorandum.

Transfer of China Ceramics’ Securities Upon Death of Holder

Because we are a British Virgin Islands company, the transfer of our securities, including our shares and warrants, for estate administration purposes will be governed by British Virgin Islands law. This may require that the estate of a decedent security holder of China Ceramics seek to probate or transfer under letters of administration for the estate issued by a court in the British Virgin Islands.

Transfer Agent and Registrar

The Transfer Agent and Registrar of our shares, warrants and units is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, (212) 509-4000.

BRITISH VIRGIN ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association and the BVI Act. The BVI Act, which replaced the International Business Companies Act (which was partially modeled on Delaware law), does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders. A brief discussion of the procedure for mergers and similar arrangements in the British Virgin Islands also follows.

There have been few court cases interpreting the BVI Act in the British Virgin Islands, and we can not predict whether British Virgin Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BVI Act and the Delaware General Corporation Law relating to shareholders’ rights.

	Delaware Law	British Virgin Islands Law	China Ceramics Constitution
Amendment to the Certificate of Incorporation/ Memorandum of Association	Under Delaware law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation.	Under British Virgin Islands law, the board of directors is permitted to have broad authority to amend the memorandum of association (the equivalent of the certificate of incorporation), except with respect to certain rights of the shareholders.	Our memorandum prohibits the board of directors from amending the memorandum of association without shareholder approval, making it more consistent with Delaware law.
Submission of Matters to the Annual Meeting	Delaware allows a considerable amount of latitude in establishing notice requirements for stockholder inclusion of matters on the agenda of an annual meeting.	British Virgin Islands law also provides a considerable amount of latitude. For example, CHAC’s notice requirements for inclusion of a matter on the agenda of an annual meeting provided that such notice be submitted not less than 60 days prior to the meeting.	Our articles of association require submission not less than 30 days prior to the meeting, which provides shareholders with greater rights than under Delaware law.

	Delaware Law	British Virgin Islands Law	China Ceramics Constitution
Alternate Directors	Delegation of a director’s responsibilities is not permitted under Delaware law.	British Virgin Islands law allows a director to appoint an alternate who has the authority to vote in place of the appointed director at a meeting of directors, which means that the person a shareholder elects may not be the person actually making a decision at board meetings.	Our memorandum and articles of association are silent on this point, and the differences are as discussed in the previous column.
Written Consent of Directors	Under Delaware law, directors may act by written consent only on the basis of a unanimous vote. This would require there to be a formal board meeting if there was a dissenting director or if a director could not be located.	In the British Virgin Islands, directors’ consents need only a majority of directors signing to take effect, removing the need for a formal meeting if some of the directors did not agree with the acts.	Our articles of association provides only for unanimous written consents of directors, making it more consistent with Delaware law.
Sale of Assets	Under Delaware law, a stockholder vote is required to approve the sale of assets only when all or substantially all assets are being sold.	In the British Virgin Islands, shareholder approval is required when more than 50% (by value) of the company’s assets are being sold outside of the company’s usual course of business, which is a more stringent requirement than under Delaware law.	Our memorandum and articles of association are silent on this point, and the differences are as discussed in the previous column.
Removal of Directors	Under Delaware law, only stockholders may remove a director.	Under British Virgin Islands law, the other directors may remove a sitting board member, which means that a shareholder selection may be removed without shareholder approval.	Our articles of association permit shareholders to remove a sitting director without cause upon a majority vote of the shareholders. Therefore, there is a variance as compared to Delaware law in that directors may be removed by other directors. Our articles of association also provides greater rights.

	Delaware Law	British Virgin Islands Law	China Ceramics Constitution
Authorized Capital	Delaware law permits any number of shares to be authorized for issuance.	British Virgin Islands law permits any number of shares to be authorized for issuance.	Our memorandum of association states that we are authorized to issue 51,000,000 shares.

Certain Differences in Corporate Law

The BVI Act does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  The BVI Act provides for mergers as that expression is understood under United States corporate law. The procedure for a merger between the company and another company (which need not be a British Virgin Islands company, and which may be the company’s parent, but need not be) is set out in the BVI Act. The directors of the company must approve a written plan of merger which must also be approved by a resolution of a majority of the shareholders. The company must then execute articles of merger, containing certain prescribed details. The plan and articles of merger are then filed at the Registry of Corporate Affairs in the British Virgin Islands. Provided that the company is in “good standing”, that is to say that it has paid all fees and penalties (if any) due to the British Virgin Islands Financial Services Commission, and assuming that the board and shareholder approval is forthcoming it should be possible to effect the merger within five to ten business days. The Registrar will take a similar amount of time to issue the Certificate of Merger which should be dated as of the date on which the articles of merger are filed with the Registry.

As soon as a merger becomes effective: (a) the surviving company (so far as is consistent with its memorandum and articles, as amended or established by the articles of merger) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles are contained in the articles of merger; (c) assets of every description, including choices in action and the business of each of the constituent companies, immediately vest in the surviving company; (d) the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the member, director, officer or agent thereof; as the case may be; or (ii) the surviving company may be substituted in the proceedings for a constituent company.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, which may be tantamount to a merger, but we do not anticipate the use of such statutory provisions because a business combination can be achieved through other means, such as a merger (as described above), a share exchange, asset acquisition or control, through contractual arrangements, of an operating business. However, in the event that a business combination was sought pursuant to these statutory provisions, the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the High Court of the British Virgin Islands.

If the arrangement and reconstruction is thus approved, a shareholder would have rights comparable to appraisal rights, which would ordinarily be available to dissenting shareholders of United States corporations or under a British Virgin Islands merger, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  Our British Virgin Islands counsel is not aware of any reported class action having been brought in a British Virgin Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder.

The BVI Act has introduced a series of remedies available to shareholders. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the court can issue a restraining or compliance order. Shareholders can now also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies have also been incorporated into the Act — where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, such shareholder may now apply to the court for an order on such conduct. Any member of a company may apply to the British Virgin Islands court for the appointment of a liquidator for the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger; (b) a consolidation; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10%, or fewer of the issued shares of the company required by the holders of 90 percent, or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the British Virgin Islands court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association. There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for British Virgin Islands business companies is limited. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained;
•	the individual rights of the plaintiff shareholder have been infringed or are about to be infringed; or
•	those who control the company are perpetrating a “fraud on the minority.”

Under the law of Delaware, the rights of minority shareholders are similar to that which will be applicable to the shareholders of the company.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC and Maxim Group LLC with respect to the shares subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us, the number of shares listed next to its name in the following table:

Underwriter	Number of Shares
Roth Capital Partners, LLC
Maxim Group LLC
Total:

The underwriting agreement provides that the obligation of the underwriters to purchase the shares offered hereby is subject to certain conditions and that the underwriter is obligated to purchase all of the shares offered hereby if any of the shares are purchased.

If the underwriter sells more shares than the above number, the underwriter has an option for 45 days to buy up to an additional       shares from us at the public offering price, less the underwriting commissions and discounts, to cover these sales.

The underwriters propose to offer to the public the shares purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus. After the shares are released for sale to the public, the underwriter may change the offering price and other selling terms at various times.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We and each of our directors, executive officers and certain shareholders are subject to lock-up agreements that, subject to certain exceptions, prohibit us and them from, (1) offering, pledging, announcing the intention to sell, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, making any short sale or otherwise transferring or disposing of, directly or indirectly, any shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive our shares, whether now owned or hereafter acquired, or (2) entering into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares, whether any such transaction described in clause (1) or (2) foregoing is to be settled by delivery of shares or such other securities, in cash or otherwise, for a period of at least 90 days following the effective date of the registration statement without the prior written consent of the representatives.

The lock-up period in all of the lock-up agreements is subject to extension if (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which cases the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The representatives may agree at their discretion and at any time or from time to time, without notice, to release all or any portion of the shares subject to the lock-up agreements described above.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriter or such other indemnified parties may be required to make in respect of any such liabilities.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates may in the future engage in investment banking, commercial banking and other financial services with us and our affiliates. No such services were performed or will be performed during the 180-day period preceding the filing of this prospectus or the 90-day period following the consummation of this offering.

The underwriter has advised us that it proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of $     per share. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of $     per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriter. These prices should not be considered an indication of the actual value of our shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Our shares are listed on the NASDAQ Capital Market under the symbol “CCCL” and commenced trading on such exchange on November 3, 2010. Our shares were quoted on the OTC Bulletin Board under the symbol “CCLTF” from December 29, 2009 through November 2, 2010. Prior to December 29, 2009, our shares were traded on the NYSE Amex under the symbol “HOL.” On November 4, 2010, the closing market price of our shares was $9.90 per share. The public offering price of the shares has been determined by agreement between us and the underwriter. Although quotations are an important factor in determining the public offering price, these quotations cannot be the sole factor in determining the public offering price because the trading market for the shares has been generally inactive and illiquid. Among the other factors considered in determining the public offering price of the shares, in addition to prevailing market conditions and our market price, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We cannot be sure that the public offering price will correspond to the price at which our shares will trade in the public market following this offering or that an active trading market for our shares will develop and continue after this offering.

Our shares, warrants and units are currently listed on the NASDAQ Capital Market under the symbols “CCCL”, “CCCLW”, and “CCCLU”, respectively.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of the shares. As a result the price of our shares may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

This prospectus and the accompanying prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters participating in the offering or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than the prospectus in electronic format, the information on the underwriters’ or our website and any information contained in any other website maintained by the underwriters or by us is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as an underwriter and should not be relied upon by investors.

NOTICES TO NON-UNITED STATES INVESTORS

Investors in the United Kingdom, Germany, Norway and The Netherlands

In relation to each Member State of the European Economic Area which has implemented the Prospectus directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than the offers contemplated in this prospectus in the United Kingdom, Germany, Norway and The Netherlands once this prospectus has been approved by the competent authority in such Member State and published and passported in accordance with the Prospectus Directive as implemented in the United Kingdom, Germany, Norway and The Netherlands, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the FSMA)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Company; and
(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Investors in Hong Kong

The shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Investors in Japan

The shares have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriters have not offered or sold, and may not offer or sell, directly or indirectly, any shares in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and
•	in compliance with the other relevant laws and regulations of Japan.

Investors in Canada

The shares may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

TAXATION

The following summary of the material PRC and U.S. federal income tax consequences of the acquisition, ownership and disposition of China Ceramics’ units, shares and warrants, sometimes referred to collectively as “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in China Ceramics’ securities, such as the tax consequences under state, local and other tax laws. For purposes of this discussion, references to “China Ceramics,” “we,” “us” or “our” refer only to China Ceramics Co., Ltd.

PRC Taxation

The following discussion summarizes the material PRC income tax considerations relating to the acquisition, ownership and disposition of China Ceramics’ securities.

You should consult with your own tax adviser regarding the PRC tax consequences of the acquisition, ownership and disposition of China Ceramics’ securities.

Resident Enterprise Treatment

On March 16, 2007, the Fifth Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“EIT Law”), which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and its implementing rules, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate on their worldwide taxable income. According to the implementing rules of the EIT Law, “de facto management body” refers to a managing body that in practice exercises overall management control over the production and business, personnel, accounting and assets of an enterprise.

On April 22, 2009, the State Administration of Taxation issued the Notice on the Issues Regarding Recognition of Enterprises that are Domestically Controlled as PRC Resident Enterprises Based on the De Facto Management Body Criteria, which was retroactively effective as of January 1, 2008. This notice provides that an overseas incorporated enterprise that is controlled by PRC domestic companies will be recognized as a “tax-resident enterprise” if it satisfies all of the following conditions: (i) the senior management responsible for daily production/business operations are primarily located in the PRC, and the location(s) where such senior management execute their responsibilities are primarily in the PRC; (ii) strategic financial and personnel decisions are made or approved by organizations or personnel located in the PRC; (iii) major properties, accounting ledgers, company seals and minutes of board meetings and stockholder meetings, etc., are maintained in the PRC; and (iv) 50% or more of the board members with voting rights or senior management habitually reside in the PRC.

Given the short history of the EIT Law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the resident enterprise status of a company organized under the laws of a foreign (non-PRC) jurisdiction, such as China Ceramics, Success Winner and Stand Best. If the PRC tax authorities determine that China Ceramics, Success Winner and/or Stand Best is a “resident enterprise” under the EIT Law, a number of tax consequences could follow. First, China Ceramics, Success Winner and/or Stand Best could be subject to the enterprise income tax at a rate of 25% on their worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. As a result, if China Ceramics, Success Winner and Stand Best are each treated as a “qualified resident enterprise,” all dividends paid from Hengda to China Ceramics, through Success Winner and Stand Best, should be exempt from the PRC enterprise income tax.

As of the date of this prospectus, there has not been a definitive determination by China Ceramics, Success Winner, Stand Best or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of China Ceramics, Success Winner and Stand Best. However, since it is not anticipated that China Ceramics, Success Winner and/or Stand Best would receive dividends or generate other income in the near future, China Ceramics, Success Winner and Stand Best are not expected to have any income that would be subject to the 25% enterprise income tax on worldwide taxable income in the near future. China Ceramics,

Success Winner and Stand Best will make any necessary tax payment if China Ceramics, Success Winner or Stand Best (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that China Ceramics, Success Winner or Stand Best is a resident enterprise under the EIT Law, and if China Ceramics, Success Winner or Stand Best were to have income in the future.

Dividends From Hengda

If Stand Best is not treated as a resident enterprise under the EIT Law, then dividends that Stand Best receives from Hengda may be subject to PRC withholding tax. The EIT Law and the implementing rules of the EIT Law provide that (A) an income tax rate of 25% will normally be applicable to investors that are “non-resident enterprises” which (i) have an establishment or place of business inside the PRC, and (ii) have income in connection with their establishment or place of business that is sourced from the PRC or is earned outside the PRC but has an actual connection with their establishment or place of business inside the PRC, and (B) a PRC withholding tax at a rate of 10% will normally be applicable to dividends payable to non-resident enterprises that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC.

As described above, the PRC tax authorities may determine the resident enterprise status of entities organized under the laws of foreign jurisdictions on a case-by-case basis. China Ceramics, Success Winner and Stand Best are holding companies and substantially all of China Ceramics’, Success Winner’s and Stand Best’s income may be derived from dividends. Thus, if China Ceramics, Success Winner and/or Stand Best are considered a “non-resident enterprise” under the EIT Law and the dividends paid to China Ceramics, Success Winner and/or Stand Best are considered income sourced within the PRC, such dividends received may be subject to PRC withholding tax as described in the foregoing paragraph.

The State Council of the PRC or a tax treaty between China and the jurisdiction in which the non-resident enterprise resides may reduce such income or withholding tax, with respect to a non-resident enterprise. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”), if the Hong Kong resident enterprise that is not deemed to be a conduit by the PRC tax authorities owns more than 25% of the equity interest in a PRC resident enterprise, the 10% PRC withholding tax on the dividends the Hong Kong resident enterprise receives from such PRC resident enterprise is reduced to 5%.

China Ceramics is a British Virgin Islands holding company, and it has a British Virgin Islands subsidiary (Success Winner), which owns a 100% equity interest in a subsidiary in Hong Kong (Stand Best), which in turns owns a 100% equity interest in Hengda, a PRC company. As a result, if Stand Best were treated as a “non-resident enterprise” under the EIT Law, then dividends that Stand Best receives from Hengda (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the PRC-Hong Kong Tax Treaty were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Stand Best to be a conduit that is not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Similarly, if Success Winner were treated as a PRC “non-resident enterprise” under the EIT Law and Stand Best were treated as a PRC “resident enterprise” under the EIT Law, then dividends that Success Winner receives from Stand Best (assuming such dividends were considered sourced within the PRC) may be subject to a 10% PRC withholding tax. A similar situation may arise if China Ceramics were treated as a “non-resident enterprise” under the EIT Law, and Success Winner were treated as a “resident enterprise” under EIT Law. Any such taxes on dividends could materially reduce the amount of dividends, if any, China Ceramics could pay to its shareholders.

As of the date of this prospectus, there has not been a definitive determination by China Ceramics, Success Winner, Stand Best or the PRC tax authorities as to the “resident enterprise” or “non-resident enterprise” status of China Ceramics, Success Winner and Stand Best. As described above, however, Hengda, Stand Best and Success Winner are not expected to pay any dividends in the near future. Hengda, Stand Best and Success Winner will make any necessary tax withholding if, in the future, Hengda, Stand Best or Success Winner were to pay any dividends and Hengda, Stand Best or Success Winner (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Stand Best, Success Winner or China Ceramics is a non-resident enterprise under the EIT Law.

Dividends that Non-PRC Resident Enterprise Investors Receive From China Ceramics; Gain on the Sale or Transfer of China Ceramics’ Securities

If we are determined to be a resident enterprise under the EIT Law and dividends payable to (or gains realized by) China Ceramics’ enterprise, but not individual, investors that are not tax residents of the PRC (“non-resident investors”) are treated as income derived from sources within the PRC, then the dividends that the non-resident investors receive from us and any such gain derived by such investors on the sale or transfer of China Ceramics’ securities may be subject to income tax under the PRC tax laws.

Under the PRC tax laws, PRC withholding tax at the rate of 10% is applicable to dividends payable to non-resident investors that (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are deemed to be sourced within the PRC. Similarly, any gain realized on the transfer of China Ceramics’ securities by such investors also is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by us to non-resident investors with respect to China Ceramics’ securities, or gain non-resident investors may realize from the sale or transfer of China Ceramics’ securities, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, China Ceramics may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in China Ceramics’ securities may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of China Ceramics’ securities if such non-resident investors and the gain satisfy the requirements under the PRC tax laws. However, under the PRC tax laws, China Ceramics would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. enterprise investors) may realize from the sale or transfer of China Ceramics’ securities. Also, if China Ceramics is determined to be a “resident enterprise,” its non-resident individual shareholders may also be subject to potential PRC individual income tax for dividends and/or gains obtained from transfer of China Ceramics’ shares.

If China Ceramics were to pay any dividends in the future, and if China Ceramics (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that China Ceramics must withhold PRC tax on any dividends payable by China Ceramics under the PRC tax laws, China Ceramics will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the PRC tax laws (including U.S. enterprise investors) realize any gain from the sale or transfer of China Ceramics’ securities and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the gain from the sale or transfer of China Ceramics’ securities. As indicated above, under the PRC tax laws, China Ceramics would not have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. enterprise investors) may realize from the sale or transfer of China Ceramics’ securities.

On December 10, 2009, the SAT released Circular Guoshuihan No. 698 (“Circular 698”) that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the seller to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. China Ceramics (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that China Ceramics (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on China Ceramics’ financial condition and results of operations (or such non-resident investor’s investment in China Ceramics).

Penalties for Failure to Pay Applicable PRC Income Tax

A non-resident investor in us may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of China Ceramics’ securities if such non-resident investor and the gain satisfy the requirements under the PRC tax laws, as described above.

According to the EIT Law and its implementing rules, the PRC Tax Administration Law (the “Tax Administration Law”) and its implementing rules, the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises (the “Administration Measures”) and other applicable PRC laws or regulations (collectively the “Tax Related Laws”), where any gain derived by a non-resident investor from the sale or transfer of China Ceramics’ securities is subject to any income tax in the PRC, and such non-resident investor fails to file any tax return or pay tax in this regard pursuant to the Tax Related Laws, such investor may be subject to certain fines, penalties or punishments, including without limitation: (1) if the non-resident investor fails to file a tax return and present the relevant information in connection with tax payments, the competent tax authorities shall order it to do so within the prescribed time limit and may impose a fine up to RMB 2,000, and in egregious cases, may impose a fine ranging from RMB 2,000 to RMB 10,000; (2) if the non-resident investor fails to file a tax return or fails to pay all or part of the amount of tax payable, the non-resident investor shall be required to pay the unpaid tax amount payable, a surcharge on overdue tax payments (the daily surcharge is 0.05% of the overdue amount, beginning from the day the deferral begins) and a fine ranging from 50% to 500% of the unpaid amount of the tax payable; (3) if the non-resident investor fails to file a tax return and to pay the tax within the prescribed time limit according to the order by the PRC tax authorities, the PRC tax authorities may collect and check information about the income receivable by the non-resident investor in the PRC from other payers (the “Other Payers”) who will pay amounts to such non-resident investor, and send a “Notice of Tax Issues” to the Other Payers to collect and recover the tax payable and overdue fines imposed on such non-resident investor from the amounts otherwise payable to such non-resident investor by the Other Payers; (4) if the non-resident investor fails to pay the tax payable within the prescribed time limit as ordered by the PRC tax authorities, a fine may be imposed on the non-resident investor ranging from 50% to 500% of the unpaid tax payable, and the PRC tax authorities may, upon approval by the director of the tax bureau (or sub-bureau) of, or higher than, the county level, take the following compulsory measures: (i) notify in writing the non-resident investor’s bank or other financial institution to withhold from the account thereof for payment of the amount of tax payable, and (ii) detain, seal off, or sell by auction or on the market the non-resident investor’s commodities, goods or other property in a value equivalent to the amount of tax payable; or (5) if the non-resident investor fails to pay all or part of the amount of tax payable or surcharge for overdue tax payment, and can not provide a guarantee to the PRC tax authorities, the tax authorities may notify the frontier authorities to prevent the non-resident investor or its legal representative from leaving the PRC.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of China Ceramics’ securities. Because the components of a unit of China Ceramics are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying share and warrant components of the unit. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of shares and warrants should also apply to holders of units (as the deemed owners of the shares and warrants underlying the units).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of China Ceramics’ securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of China Ceramics’ securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of China Ceramics’ securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold China Ceramics’ securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of China Ceramics’ voting shares;
•	persons that acquired China Ceramics’ securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	persons that hold China Ceramics’ securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of China Ceramics’ securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold China Ceramics’ securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of China Ceramics’ securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect to the China Ceramics’ securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of such securities will be in U.S. dollars.

China Ceramics has not sought, and will not seek, a ruling from the Internal Revenue Service, or “IRS,” or an opinion of counsel, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CHINA CERAMICS’ SECURITIES. EACH HOLDER OF CHINA CERAMICS’ SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CHINA CERAMICS’ SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Treatment of China Ceramics After the Redomestication and the Business Combination

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition. Under temporary regulations recently promulgated under Section 7874, a warrant holder of either the acquired corporation or the acquiring corporation is treated for this purpose as owning stock of the acquired corporation or the acquiring corporation, as the case may be, with a value equal to the excess of the value of the shares underlying the warrant over the exercise price of the warrant. If Section 7874(b) were to apply to the redomestication, then, among other things, China Ceramics, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the redomestication and the business combination as if it were a domestic corporation.

After the completion of the business combination, which occurred immediately after and as part of the same plan as the redomestication, the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC pursuant to the temporary regulations under Section 7874) should be considered as owning, by reason of owning (or being treated as owning) stock of CHAC, less than 80% of the voting power and the value of the shares of China Ceramics (including any warrants treated as shares of China Ceramics pursuant to the temporary regulations promulgated under Section 7874). Accordingly, Section 7874(b) should not apply to treat China Ceramics as a domestic corporation for U.S. federal income tax purposes. However, due to the absence of full guidance on how the rules of Section 7874(b) apply to the transactions completed pursuant to the redomestication and the business combination, this result is not entirely free from doubt. If, for example, the redomestication were ultimately determined for purposes of Section 7874(b) as having occurred prior to, and separate from, the business combination for U.S. federal income tax purposes, the share ownership threshold for applicability of Section 7874(b) generally would be satisfied (and China Ceramics would be treated as a domestic corporation for U.S. federal income tax purposes) because the former stockholders of CHAC (including warrant holders treated as owning stock of CHAC), by reason of owning (or being treated as owning) stock of CHAC, would own all of the shares (including any warrants treated as shares) of China Ceramics immediately after the redomestication. Although normal “step transaction” tax principles support the view that the redomestication and the business combination should be viewed together for purposes of determining whether Section 7874(b) is applicable, because of the absence of guidance under Section 7874(b) directly on point, this result is not entirely free from doubt. The balance of this discussion assumes that China Ceramics will be treated as a foreign corporation for U.S. federal income tax purposes.

U.S. Holders

Taxation of Distributions Paid on Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the shares of China Ceramics. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits of China Ceramics (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Such distribution in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its shares in China Ceramics and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be subject to U.S. federal income tax at the lower applicable regular long-term capital gains tax rate (see “— Taxation on the Disposition of Shares and Warrants” below) provided that (1) the shares of China Ceramics are readily tradable on an established securities market in the United States or, in the event China Ceramics is deemed to be a Chinese “resident enterprise” under the EIT Law, China Ceramics is eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) China Ceramics is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently do not include the OTC Bulletin Board, but do include the NASDAQ Capital Market. Although China Ceramics’ shares are currently listed on the NASDAQ Capital Market, it cannot guarantee that it will continue to meet the listing standards of the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the shares of China Ceramics.

If a PRC tax applies to dividends paid to a U.S. Holder on the shares of China Ceramics, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Possible Constructive Distributions

The terms of a warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. If an adjustment is made to the number of shares for which a warrant may be exercised or to the exercise price of a warrant, the adjustment may, under certain circumstances, result in a constructive distribution that could be taxable as a dividend to the U.S. Holder of the warrant. Conversely, the absence of an appropriate anti-dilution adjustment (e.g., not adjusting the exercise price and number of shares issuable on exercise of the warrant for issuances of shares at a price below the warrant exercise price and below market) may result in a constructive distribution that could be taxable as a dividend to the U.S. Holders of the shares of China Ceramics.

Taxation on the Disposition of Shares and Warrants

Upon a sale or other taxable disposition of the shares or warrants in China Ceramics, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in shares acquired pursuant to the exercise of a warrant.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC tax applies to any gain from the disposition of the shares or warrants in China Ceramics by a U.S. Holder, such tax should be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder should be entitled to certain benefits under the U.S.-PRC Tax Treaty if such holder is considered a resident of the United States for purposes of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, China Ceramics’ securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of China Ceramics’ securities.

Exercise or Lapse of a Warrant

Subject to the PFIC rules discussed below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such shares generally would begin on the day after the date of exercise of the warrant. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the expected composition of the assets and income of China Ceramics and its subsidiaries for China Ceramics’ current taxable year, China Ceramics does not anticipate that it will be treated as a PFIC for such year. The actual PFIC status of China Ceramics for its current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurance with respect to the status of China Ceramics as a PFIC for its current taxable year or any future taxable year.

If China Ceramics is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of China Ceramics’ shares or warrants and, in the case of China Ceramics’ shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or warrants; and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares of China Ceramics during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or warrants;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the first taxable year of China Ceramics in which China Ceramics was a PFIC will be taxed as ordinary income;
•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to its shares in China Ceramics by making a timely QEF election to include in income its pro rata share of China Ceramics’ net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which China Ceramics’ taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase shares of China Ceramics (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if China Ceramics were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired shares in China Ceramics (or has previously made a QEF election with respect to its shares in China Ceramics), the QEF election will apply to the newly acquired shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from China Ceramics. Upon request from a U.S. Holder, China Ceramics will endeavor to provide to the U.S. Holder, no later than 90 days after the request, such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that China Ceramics will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its shares in China Ceramics, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of such shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to China Ceramics’ PFIC status will be made annually, an initial determination that it is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares or warrants of China Ceramics while it was a PFIC, whether or not it met the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for China Ceramics’ first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of China Ceramics that ends within or with a taxable year of the U.S. Holder and in which China Ceramics is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of China Ceramics in which China Ceramics is a PFIC and the U.S. Holder holds (or is deemed to hold) shares in China Ceramics, the PFIC rules discussed above will continue to apply to such shares unless such holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in China Ceramics and for which China Ceramics is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTC Bulletin Board currently is not considered to be a national securities exchange that would allow a U.S. Holder to make a mark-to-market election. Although China Ceramics’ shares are currently listed on the NASDAQ Capital Market, it cannot guarantee that it will continue to meet the listing standards of the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the shares of China Ceramics under their particular circumstances.

If China Ceramics is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if China Ceramics receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC. Upon request, China Ceramics will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that China Ceramics will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of shares and warrants in China Ceramics should consult their own tax advisors concerning the application of the PFIC rules to such shares and warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to its securities in China Ceramics generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of shares or warrants in China Ceramics unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of a Warrant,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on the shares of China Ceramics within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of shares or warrants of China Ceramics by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 28%, generally will apply to dividends paid on the shares of China Ceramics to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants of China Ceramics by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a British Virgin Islands company and most of our executive offices are located outside of the United States in the People’s Republic of China. Most of our directors, officers and some of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the British Virgin Islands or the People’s Republic of China would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Titan & Partners, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Titan & Partners has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Harney Westwood & Riegels, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Harney Westwood & Riegels that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses that we expect to incur in connection with this distribution. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$3,278.80
Legal fees and expenses	200,000.00
Accounting fees and expenses	150,000.00
FINRA filing fee	5,100.00
Printing fees and expenses	50,000.00
Miscellaneous	21,621.20
Total	$430,000.00

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Harney Westwood & Riegels, Tortola, British Virgin Islands. Loeb & Loeb, LLP, New York, New York is acting as our United States securities counsel in connection with this offering. Certain legal matters as to United States federal securities and New York law will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP. Certain legal matters as to PRC law will be passed upon for us by Titan & Partner and for the underwriters by Han Kun Law Offices. Pillsbury Winthrop Shaw Pittman LLP will rely on Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of China Ceramics and its subsidiaries for each of the years in the three-year period ended December 31, 2009 in this prospectus and elsewhere in the registration statement have been audited by Grant Thornton, an independent registered public accountant, as indicated in their report with respect thereto (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the Company’s restatement of its consolidated statements of comprehensive income for 2008 and 2007), and is included herein in reliance upon the authority of said firm as experts in accounting and auditing in given said report.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to the shares to be sold in this offering. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form F-1 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
China Ceramics Co., Ltd.

We have audited the accompanying consolidated statements of financial positions of China Ceramics Co., Ltd and its subsidiaries as of December 31, 2009, 2008 and 2007, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of China Ceramics Co., Ltd. and its subsidiaries as of December 31, 2009, 2008 and 2007, and the results of its operations and cash flows for each of the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 4, the accompanying consolidated statements of comprehensive income for 2008 and 2007 have been restated.

/s/ GRANT THORNTON

Shanghai, PRC
May 17, 2010

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Notes	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
			(restated)	(restated)
Revenue	6	835,747	737,182	617,863
Cost of sales		(582,530)	(533,330)	(441,940)
Gross profit		253,217	203,852	175,923
Other income	6	3,735	2,701	2,339
Selling and distribution expenses		(6,912)	(6,620)	(6,059)
Administrative expenses		(10,088)	(9,932)	(6,158)
Merger costs	7	(26,429)	—	—
Finance costs	8	(1,375)	(941)	(576)
Profit before taxation	9	212,148	189,060	165,469
Income tax expense	10	(59,287)	(24,027)	(19,863)
Profit attributable to shareholders		152,861	165,033	145,606
Other comprehensive income
Exchange loss on translation of financial statements of foreign operations		(238)	—	—
Total comprehensive income for the year		152,623	165,033	145,606
Earnings per share for profit attributable to shareholders during the year
- Basic (RMB)	11	24.47	28.73	25.35
- Diluted (RMB)	11	23.65	28.73	25.35

The annexed notes form an integral part of and should be read in conjunction with these Consolidated Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at December 31,
	Notes	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	12	64,184	72,172	80,766
Land use rights	13	165	168	172
		64,349	72,340	80,938
Current assets
Inventories	14	114,658	131,562	156,244
Trade receivables	15	270,840	195,848	181,236
Other receivables	16	149,268	3,364	3,364
Cash and bank balances	17	150,121	51,606	18,507
		684,887	382,380	359,351
Current liabilities
Trade payables	18	126,251	92,888	137,948
Accrued liabilities and other payables	19	74,749	90,948	56,526
Interest-bearing bank borrowings	20	26,500	12,300	9,500
Income tax payable		16,639	5,133	5,443
		244,139	201,269	209,417
Net current assets		440,748	181,111	149,934
Net assets		505,097	253,451	230,872
EQUITY
Share capital	21	61	0*	58,980
Reserves	22	505,036	253,451	171,892
Total shareholder’s equity		505,097	253,451	230,872

The annexed notes form an integral part of and should be read in conjunction with these Consolidated Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital RMB ‘000	Share premium RMB ‘000	Reverse recapitalization reserve RMB ‘000	Merger reserve RMB ‘000	Share-based payment reserve RMB ‘000	Statutory reserve RMB ‘000	Retained earnings RMB ‘000	Currency translation reserve RMB ‘000	Total Equity RMB ‘000
	(Note 21)		(Note 22 (e))	(Note 22 (c))	(Note 22 (d))	(Note 22 (a))		(Note 22 (b))
Balance at January 1, 2007	58,980	—	—	—	—	26,286	—	—	85,266
Total comprehensive income for the year	—	—	—	—	—	—	145,606	—	145,606
Transfer to statutory reserve	—	—	—	—	—	3,204	(3,204)	—	—
Balance at December 31, 2007	58,980	—	—	—	—	29,490	142,402	—	230,872
Total comprehensive income for the year	—	—	—	—	—	—	165,033	—	165,033
Arising from Reorganisation	(58,980)	—	—	58,980	—	—	—	—	—
Dividends (Note 23)	—	—	—	—	—	—	(142,454)	—	(142,454)
Transactions with owners	(58,980)	—	—	58,980	—	—	(142,454)	—	(142,454)
Balance at December 31, 2008	0*	—	—	58,980	—	29,490	164,981	—	253,451
Arising from Reorganisation	—	—	—	9	—	—	—	—	9
Recapitalization of Company	61	592,088	(507,235)	—	—	—	—	—	84,914
Equity-settled share-based payment	—	(84,200)	—	—	98,300	—	—	—	14,100
Transactions with owners	61	507,888	(507,235)	9	98,300	—	—	—	99,023
Net profit for the year	—	—	—	—	—	—	152,861	—	152,861
Other comprehensive income
- Exchange loss on translation of financial statements of foreign operations	—	—	—	—	—	—	—	(238)	(238)
Total comprehensive income for the year	—	—	—	—	—	—	152,861	(238)	152,623
Transfer to statutory reserve	—	—	—	—	—	10,242	(10,242)	—	—
Balance at December 31, 2009	61	507,888	(507,235)	58,989	98,300	39,732	307,600	(238)	505,097

*	Amount less than RMB 1,000

The annexed notes form an integral part of and should be read in conjunction with these Consolidated Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Notes	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Cash flows from operating activities
Profit before taxation		212,148	189,060	165,469
Adjustments for
Amortization of land use rights	9/13	3	4	3
Depreciation of property, plant and equipment	9/12	15,628	15,613	14,792
Gain on disposal of property, plant and equipment		(328)	—	—
Merger costs by share-based payment		14,100	—	—
Finance costs	8	1,375	941	576
Interest income	6	(402)	(394)	(168)
Foreign exchange gains		—	(16)	—
Operating profit before working capital changes		242,524	205,208	180,672
(Increase)/decrease in inventories		16,904	24,682	(41,213)
Increase in trade receivables		(74,992)	(14,612)	(40,847)
Decrease in other receivables		70	—	—
Increase/(decrease) in trade payables		31,956	(45,060)	27,378
Increase/(decrease) in accrued liabilities and other payables		(7,686)	10,290	(535)
Cash generated from operations		208,776	180,508	125,455
Interest paid		(1,375)	(941)	(576)
Income tax paid		(47,781)	(24,337)	(17,617)
Net cash generated from operating activities		159,620	155,230	107,262
Cash flows from investing activities
Prepayment for the Gaoan facility acquisition	29	(145,384)	—	—
Proceed from disposal of property, plant and equipment		729	—	—
Acquisition of property, plant and equipment	12	(8,041)	(7,019)	(4,324)
Interest received		402	394	168
Net cash used in investing activities		(152,294)	(6,625)	(4,156)
Cash flows from financing activities
Bank borrowings obtained		42,300	17,300	9,500
Repayments of bank borrowings		(28,100)	(14,500)	(4,500)
Cash acquired in reverse recapitalization		104,491	—	—
Payment of underwriter fee		(8,500)	—	—
Repayments to a related party		—	—	(450)
Advances from/(repayments to) a director		3,364	1,694	(10,500)
Increase in paid up capital		0*	0*	—
Dividend paid	23	(22,455)	(120,000)	(91,242)
Net cash generated/(used) in financing activities		91,100	(115,506)	(97,192)
Net increase in cash and cash equivalents		98,426	33,099	5,914
Cash and cash equivalents at January 1		51,606	18,507	12,593
Effect of foreign exchange rate differences		89	—	—
Cash and cash equivalents at December 31	17	150,121	51,606	18,507

*	Amount less than RMB 1,000

The annexed notes form an integral part of and should be read in conjunction with these Consolidated Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) is a British Virgin Islands limited liability company operating under the British Virgin Islands Business Companies Act (2004). Its predecessor company, China Holdings Acquisition Corp. (“CHAC”) was incorporated in Delaware on June 22, 2007, and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that has its principal operations in Asia.

On November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, with China Ceramics surviving the merger (the “Redomestication”). On the same day, pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009 (the “acquisition agreement”), China Ceramics acquired all of the outstanding securities of Success Winner Limited (“Success Winner”) held by Mr. Wong Kung Tok in exchange for $10.00 and 5,743,320 shares of China Ceramics (the “Success Winner Acquisition”). The total number of issued and outstanding shares of China Ceramics immediately after the acquisition was 8,950,171 (Note 21).

Prior to the Success Winner Acquisition on November 20, 2009, neither CHAC nor China Ceramics had an operating business.

Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”), who becomes the operating entity of China Ceramics (the “Group”) with the Success Winner Acquisition, was established on September 30, 1993 under the laws of PRC with 15% of its equity interest owned by Fujian Province Jinjiang City Anhai Junbing Hengda Construction Material Factory (“Anhai Hengda”) and 85% owned by Chi Wah Trading Import and Export Company (“Chi Wah”). Chi Wah is a sole proprietor under the laws of Hong Kong with its legal and equitable interest solely owned by Mr. Wong Kung Tok. Anhai Hengda was owned by Mr. Wong Kung Tok’s family, which was considered an act-in-concert party of Mr. Wong Kung Tok.

Hengda is principally engaged in the manufacture and sale of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings.

Hengda’s owners reorganized the corporate structure in 2008 and 2009 (the “Hengda Reorganisation” or the “Reorganisation”), as follows:

Stand Best Creation Limited (“Stand Best”) was established on January 17, 2008 under the laws of Hong Kong with its paid-up share capital being HK$1.00 divided into 1 ordinary share solely owned by Mr. Wong Kung Tok. The company acquired 100% of Hengda’s equity interest from Anhai Hengda and Chi Wah on April 1, 2008 at the consideration of RMB 58,980,000.

Success Winner Limited (“Success Winner”) was incorporated in British Virgin Islands on May 29, 2009 as a limited liability company. The paid-up and issued capital of the company is $1 divided into 1 ordinary share solely owned by Mr. Wong Kung Tok.

On June 30, 2009, through a capitalization agreement between Mr. Wong Kung Tok and Stand Best, Stand Best capitalized a shareholder loan due to Mr. Wong Kung Tok in the amount of HK$67.9 million (equivalent to approximately RMB 58.9 million) through the issuance of an aggregate of 9,999 ordinary shares of HK$1.00 par value which Mr. Wong Kung Tok allotted to Success Winner.

On the same date, Mr. Wong Kung Tok transferred his ownership of the remaining 1 ordinary share of Stand Best to Success Winner, thus making Success Winner the sole parent company of Stand Best.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION  – (continued)

China Ceramics’ holding structure immediately after the acquisition and as at December 31, 2009 is as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, (“IFRSs”) which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standard Board (“IASB”).

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. These policies have been consistently applied to all the years presented unless otherwise stated. The adoption of new or amended IFRSs and the impacts on the Group’s financial statements, if any, are disclosed in Note 3.

The consolidated financial statements have been prepared on the historical cost basis. The measurement bases are fully described in the accounting policies below.

It should be noted that accounting estimates and assumptions are used in preparation of the consolidated financial statements. Although these estimates are based on management’s best knowledge and judgment of current events and actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 5.

The consolidated financial statements were approved and authorised for issue by the Board of Directors on May 13, 2010.

2.2 Basis of consolidation

The Success Winner Acquisition has been accounted for as a reverse recapitalisation. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, China Ceramics had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalisation, equivalent to the issuance

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalisation. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognised at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognised. The equity of the combined entity recognised at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalisation determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Success Winner and its subsidiaries as a group is regarded as a continuing entity resulting from the Hengda Reorganisation since the management of all the entities which took part in the Reorganisation was controlled by the same director and shareholder before and immediately after the Reorganisation. Consequently, immediately after the Reorganisation, there was a continuation of the control over the entities’ financial and operating policy decision and risk and benefits to the ultimate shareholders that existed prior to the Reorganisation. Accordingly, the reorganization has been accounted for as a reorganization under common control and the financial statements of Success Winner, Stand Best and Hengda have been combined on the basis of merger accounting for all periods presented.

The assets and liabilities of the combining entities or businesses are combined using the existing book values from the controlling party’s perspective. No amount is recognised as consideration for goodwill or excess of the acquirer’s interest in the net fair values of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination. The consolidated statement of comprehensive income includes the results of each of the combining entities or businesses from the earliest date presented or the date of their incorporation/establishment or since the date when the combining entities or businesses first came under common control, where this is a shorter period, regardless of the date of the common control combination.

2.3 Foreign currency translation

The functional currency of China Ceramics is the United States dollar (“US dollar” or “US$”). The functional currency of Success Winner, Stand Best and Hengda is Renminbi (“RMB”), as their principal operations are predominantly conducted in the People’s Republic of China (PRC) where the group generate most of its revenue and incur most of expenses. The financial statements are presented in Renminbi (to the nearest thousand), being the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Group.

In the individual financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the reporting date retranslation of monetary assets and liabilities are recognised in profit or loss.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined and are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

In the consolidated financial statements, all individual financial statements of foreign operations, originally presented in a currency different from the Group’s presentation currency, have been converted into Renminbi. Assets and liabilities have been translated into Renminbi at the closing rates at the reporting date.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income and expenses have been converted into Renminbi at the exchange rates ruling at the transaction dates, or at the average rates over the reporting period provided that the exchange rates do not fluctuate significantly. Any differences arising from this procedure have been recognised in other comprehensive income and accumulated separately in the translation reserve in equity.

When a foreign operation is sold, such exchange differences are reclassified from equity to profit or loss as part of the gain or loss on sale.

2.4 Property, plant and equipment

Buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease, and other items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Buildings held under leasing agreements are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Renovation	10%
Plant and machinery	10% – 20%
Motor vehicles	10%
Office equipment	10% – 20%

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss. Any revaluation surplus remaining in equity is transferred to retained earnings on the disposal of land and building.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

2.5 Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

2.6 Research and development activities

Costs associated with research activities are expensed in profit or loss as they occur. Costs that are directly attributable to development activities are recognised as intangible assets provided they meet the following recognition requirements:

(i)	demonstration of technical feasibility of the prospective product for internal use or sale;
(ii)	there is intention to complete the intangible asset and use or sell it;
(iii)	the group’s ability to use or sell the intangible asset is demonstrated;
(iv)	the intangible asset will generate probable economic benefits through internal use or sale;
(v)	sufficient technical, financial and other resources are available for completion; and the expenditure attributable to the intangible asset can be reliably measured.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Direct costs include employee costs incurred on development activities along with an appropriate portion of relevant overheads. The costs of development of internally generated products or knowhow that meet the above recognition criteria are recognised as intangible assets. They are subject to the same subsequent measurement method as acquired intangible assets.

2.7 Financial assets

The Group’s accounting policies for financial assets are set out below.

Financial assets are classified into the following category:

—	loans and receivables

Management determines the classification of its financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognised when, and only when, the Group becomes a party to the contractual provisions of the instrument. Regular way purchases of financial assets are recognised on trade date. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

At each reporting date, financial assets are reviewed to assess whether there is objective evidence of impairment. If any such evidence exists, impairment loss is determined and recognised based on the classification of the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are subsequently measured at amortised cost using the effective interest method, less any impairment losses. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment.

Objective evidence of impairment of individual financial assets includes observable data that comes to the attention of the Group about one or more of the following loss events:

—	Significant financial difficulty of the debtor;
—	A breach of contract, such as a default or delinquency in interest or principal payments;
—	It becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
—	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
—	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Loss events in respect of a group of financial assets include observable data indicating that there is a measurable decrease in the estimated future cash flows from the group of financial assets. Such observable data includes but not limited to adverse changes in the payment status of debtors in the group and national or local economic conditions that correlate with defaults on the assets in the group.

If any such evidence exists, the impairment loss is measured and recognised as follows:

(i)	Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognised in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss of the period in which the reversal occurs.

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When the Group is satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

2.8 Inventories

Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

2.9 Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, demand deposits with banks and short term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the purpose of the statement of cash flows presentation, cash and cash equivalents include bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

2.10 Financial liabilities

The Group’s financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2.17).

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Trade and other payables and accrued liabilities

Trade and other payables and accrued liabilities are recognized initially at their fair value and subsequently measured at amortized cost, using the effective interest method.

2.11 Leases

Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Where the Group has the right to use of assets held under operating leases, payments made under the leases are charged to the income statement on a straight line basis over the lease terms except where an alternative basis is more representative of the time pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rental are charged to profit or loss in the accounting period in which they are incurred.

2.12 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2.13 Share capital

Ordinary shares are classified as equity. Share capital is determined using the nominal value of shares that have been issued.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Any transaction costs associated with the issuing of shares are deducted from share premium (net of any related income tax benefit) to the extent they are incremental costs directly attributable to the equity transaction.

2.14 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Interest income is recognized on a time-proportion basis using the effective interest method.

2.15 Impairment of non-financial assets

Impairment testing is made on the Group’s property, plant and equipment and land use rights.

An impairment loss is recognized as an expense immediately for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of time value of money and the risk specific to the asset.

An impairment loss is reversed if there has been a favorable change in the estimates used to determine the asset’s recoverable amount and only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

2.16 Employee benefits

Retirement benefits

The employees of the Group’s PRC subsidiary are required to participate in a central pension scheme operated by the local municipal government. Contributions are recognized as an expense in profit or loss as employees render services during the year. The Group’s obligation under these plans is limited to the fixed percentage contributions payable.

2.17 Borrowing costs

Borrowing costs incurred for the acquisition, construction or production of any qualifying asset are recognized during the period of time that is required to complete and prepare the asset for its intended use. A qualifying asset is an asset which necessarily takes a substantial period of time to get ready for its intended use or sale. Other borrowing costs are expensed when incurred.

Borrowing costs are recognized as part of the cost of a qualifying asset when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are being undertaken. Capitalization of borrowing costs ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.18 Accounting for income taxes

Income tax comprises current tax and deferred tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the reporting date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the year. All changes to current tax assets or liabilities are recognized as a component of tax expense in profit or loss.

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, tax losses available to be carried forward as well as other unused tax credits, to the extent that it is probable that taxable profit, including existing taxable temporary differences, will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax is calculated, without discounting, at tax rates that are expected to apply in the period the liability is settled or the asset realized, provided they are enacted or substantively enacted at the reporting date.

Changes in deferred tax assets or liabilities are recognized in profit or loss, or in other comprehensive income or directly in equity if they relate to items that are charged or credited to other comprehensive income or directly in equity.

Current tax assets and current tax liabilities are presented in net if, and only if,

(a)	the Group has the legally enforceable right to set off the recognized amounts; and
(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The Group presents deferred tax assets and deferred tax liabilities in net if, and only if,

(c)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and
(d)	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:
(ii)	the same taxable entity; or
(iii)	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to release the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2.19 Segment reporting

The Group identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision maker, for their decisions about resources allocation to the Group’s business components and for their review of the performance of those components.

Business segment

The Company operates principally in the manufacture and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Group’s business as one business segment.

Geographical segment

The business of the Group is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Group’s business as one geographical segment.

2.20 Related parties

For the purposes of these financial statements, a party is considered to be related to the group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the group or exercise significant influence over the group in making financial and operating policy decisions, or has joint control over the group;
(ii)	the group and the party are subject to common control;
(iii)	the party is an associate of the group or a joint venture in which the group is a venturer;
(iv)	the party is a member of key management personnel of the group or the group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;
(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or
(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the group or of any entity that is a related party of the group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

2.21 Equity-settled share based payments

The Group has received services from financial advisors related to the Success Winner Acquisition (Note 1) as consideration for transfer of shares by a shareholder. Since financial advisory services are predominantly compensated by contingent shares in the market, the fair value of these service could not be estimated reliably. Therefore, the services were measured indirectly at the cost of the equity instruments granted.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. ADOPTION OF NEW OR AMENDED IFRSS

In the current year, the Group has applied for the first time the following new standards, amendments and interpretations (the “new IFRSs”) issued by the IASB, which are relevant to and effective for the Group’s financial statements for the annual period beginning on 1 January 2009:

IAS 1 (Revised 2007)	Presentation of financial statements
IAS 23 (Revised 2007)	Borrowing costs
IFRS 2 (Amendments)	Share-based payment — vesting conditions and cancellations
IFRS 7 (Amendments)	Improving disclosures about financial instruments
IFRS 8	Operating segments

Various — Annual improvements to IFRSs 2008

Other than as noted below, the adoption of the new IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

IAS 1 (Revised 2007) Presentation of financial statements

The adoption of IAS 1 (Revised 2007) makes certain changes to the format and titles of the primary financial statements and to the presentation of some items within these statements. An additional statement of financial position as at the beginning of the earliest comparative period is required when an entity applies an accounting policy retrospectively or makes a retrospective restatement of items in its financial statements or when it reclassifies items in its financial statements. It also gives rise to additional disclosures.

The measurement and recognition of the Group’s assets, liabilities, income and expenses is unchanged. However, some items that were recognised directly in equity are now recognised in other comprehensive income, for example, exchange loss on translation of financial statements of foreign operations. IAS 1 affects the presentation of owner changes in equity and introduces a ‘Statement of comprehensive income’. Comparatives have been restated to conform with the revised standard. The Group has applied changes to its accounting polices on presentation of financial statements and segment reporting retrospectively. However, the changes to the comparatives have not affected the consolidated statement of financial position at January 1, 2007 and accordingly an additional statement of financial position as at January 1, 2007 is not presented.

IFRS 8 Operating segments

The adoption of IFRS 8 has not affected the identified and reportable operating segments for the Group. However, reported segment information is now based on internal management reporting information that is regularly reviewed by the chief operating decision maker. In the previous annual financial statements, segments were identified by reference to the dominant source and nature of the Group’s risks and returns.

Annual improvements to IFRSs 2008

In October 2008, the IASB issued its first Annual improvements to IFRSs which set out amendments to a number of IFRSs. There are separate transitional provisions for each standard.

The management anticipates that all of the pronouncements will be adopted in the Group’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new and amended IFRSs that are expected to have impact on the Group’s accounting policies is provided below. Certain other new and amended IFRSs have been issued but are not expected to have a material impact of the Group’s financial statements.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. ADOPTION OF NEW OR AMENDED IFRSS  – (continued)

IFRS 3 Business combinations (Revised 2008)

The standard is applicable in reporting periods beginning on or after July 1, 2009 and will be applied prospectively. The new standard still requires the use of the purchase method (now renamed the acquisition method) but introduces material changes to the recognition and measurement of consideration transferred and the acquiree’s identifiable assets and liabilities, and the measurement of non-controlling interests (previously known as minority interest) in the acquiree. The new standard is expected to have a significant effect on business combinations occurring in reporting periods beginning on or after July 1, 2009.

IFRS 9 Financial instruments

The standard is effective for accounting periods beginning on or after January 1, 2013 and addresses the classification and measurement of financial assets. The new standard reduces the number of measurement categories of financial assets and all financial assets will be measured at either amortised cost or fair value based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Fair value gains and losses will be recognised in profit or loss except for those on certain equity investments which will be presented in other comprehensive income. The Group do not expect the standard to have a material effect on its consolidated financial statements.

Annual improvements 2009

The IASB has issued Improvements to International Financial Reporting Standards 2009. Most of the amendments become effective for annual periods beginning on or after January 1, 2010. The Group is currently assessing the possible impact of the amendment on its results and financial position in the first year of application.

4. RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

In the financial years ended December 31, 2006, 2007 and 2008, the Group recognized cash consideration that Hengda gave to its distributors to promote sales and timely collection as selling and distribution expenses. The Group and its independent auditor revisited the contractual relationship between Hengda and its distributors in 2009. It was determined that the Group has incorrectly applied IAS 18, Revenue in recognising this cash consideration as selling and distribution expenses.

IAS 18 requires revenue be measured at the fair value of the consideration received or receivable, which is normally the price specified in the sales contracts taking into account the amount of any trade discounts and volume rebates allowed by the vendors. The Group now believes that revenue should be reduced since the cash considerations Hengda paid to its distributors are a combination of volume rebates and settlement discounts in substance. As a result, the Group restated the comparative revenue, gross profit, and selling and distribution expense figures in the Statements of Comprehensive Income for the financial years ended December 31, 2007 and 2008, and reclassified RMB 32,107,000 and RMB 39,388,000 from selling and distribution expenses to sales rebates and discounts (a contra revenue account) to reflect the company’s revenue at the fair value of the consideration received or receivable for the sales of goods, net of rebates and discounts. This reclassification reduced revenue, gross profit, and selling and distribution expenses by RMB 32,107,000 and RMB 39,388,000 for the financial years of 2007 and 2008 respectively. There was no effect over the profit attributable to shareholders and earnings per share (basic and diluted).

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives. Management estimates the useful lives of property, plant and equipment to be within 5 to 40 years. The carrying amounts of the Group’s property, plant and equipment as at December 31, 2009, 2008 and 2007 were RMB 64,184,000, RMB 72,172,000 and RMB 80,766,000 respectively. Changes in the expected level of usage and technological developments could impact the economic useful lives and the residual values of these assets, therefore future depreciation charges could be revised.

Income tax

The Group has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of trade receivables

The Group’s management assesses the collectability of trade receivables. This estimate is based on the credit history of the Group’s customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes the provision, if any.

Net realizable value of inventories

Net realizable value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors.

5.2 Critical judgments in applying the entity’s accounting policies

Accounting for the Success Winner Acquisition

The Company has accounted for the Success Winner Acquisition (Note 1) as a reverse recapitalisation. The management believes the acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity through 1) the owner’s majority shareholder interest in the combined entity immediately after the acquisition, 2) his significant representation on the Board of Directors and 3) Success Winner management being named to all the senior executive positions in the combined entity.

Prior to the acquisition, China Ceramics had no operating business. Accordingly, the management believes the acquisition does not constitute a business combination and treats it as a capital transaction for accounting purposes.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS  – (continued)

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably.

The management has determined this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for the Success Winner Acquisition (Note 1), were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Determining the date when the Company obtained control of the Gaoan Facility (Note 29)

The management has regarded January 8, 2010, the date when the registration and business license was officially transferred from the Gaoan Facility’s former shareholders to the Group and when an executive officer was appointed by the Group to take over controls over the Facility’s operating and financing activities, as the date the Group obtained control of the Gaoan Facility. As a result, the acquisition of the facility has been disclosed as a subsequent event in Note 29.

6. REVENUE AND OTHER INCOME

Revenue comprises the fair value of the consideration received or receivable for the sale of goods. An analysis of the Group’s revenue and other income is as follows:

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Revenue		(restated)	(restated)
Sale of goods	835,747	737,182	617,863
Other income
Sale of scrap materials	3,211	2,291	2,171
Interest income	402	394	168
Foreign exchange gains	122	16	—
	3,735	2,701	2,339

7. MERGER COSTS

The merger costs of RMB 26.4 million were legal fees, audit fees, and other professional advisors’ costs directly attributable to the reverse recapitalization transaction which exceeded the net monetary assets received. The Group treats these incremental transaction costs exceeding the net monetary assets received as the expenses Success Winner incurred to obtain a public listing in the United States of America (Note 5.2).

8. FINANCE COSTS

Finance costs comprise interest expense on the Group’s short-term bank borrowings:

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Interest on bank borrowings	1,375	941	576

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. PROFIT BEFORE TAXATION

The Group’s profit before taxation is arrived at after charging:

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Amortisation of land use rights	3	4	3
Cost of inventories recognised as expense	417,191	364,532	273,532
Depreciation expense charged to
- cost of sales	15,119	15,102	14,385
- administrative expenses	509	511	407
Directors’ remuneration
- salaries and related cost	216	142	124
- retirement scheme contribution	5	5	3
Key management personnel (other than directors)
- salaries and related cost	1,638	596	494
- retirement scheme contribution	7	15	13
Research and development personnel
- salaries and related cost	851	877	1,523
- retirement scheme contribution	12	14	24
Other personnel
- salaries and related cost	35,557	32,910	29,553
- retirement scheme contribution	597	526	462
Operating lease expenses	12,899	13,192	13,192

10. INCOME TAX EXPENSE

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Current year provision:
PRC income tax	59,287	24,027	19,863

No deferred tax has been provided as the Group did not have any significant temporary differences which gave rise to a deferred tax asset or liability at December 31, 2007, 2008 and 2009.

Reconciliation between tax expense and profit before taxation at applicable tax rates is as follows:

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Profit before taxation	212,148	189,060	165,469
Tax calculated at a tax rate of 25% (2009), 25% (2008) and 27% (2007)	53,037	47,261	44,677
Tax effect of tax exemption and concession	—	(23,631)	(24,820)
Tax effect on non deductible expenses	3,525	397	6
Tax effect on different tax rate of group entities operation in other jurisdictions	2,725	—	—
	59,287	24,027	19,863

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAX EXPENSE  – (continued)

British Virgin Islands Profits Tax

The Group has not been subject to any taxation in this jurisdiction for the year ended December 31, 2009 (2007 and 2008: Nil).

Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended December 31, 2009 (2007 and 2008: Nil).

PRC Income Tax

In 2007, pursuant to the “Income Tax Law of the PRC for Enterprises with Foreign Investments and Foreign Enterprises”, the provision for PRC income tax for the foreign investment enterprises of production nature established in the Coastal Economic Open Zone is calculated based on a statutory income tax rate of 27% for the relevant period, which included a 24% enterprise income tax and a 3% local income tax.

Pursuant to the “PRC Enterprise Income Tax Law” passed by the Tenth National People’s Congress on March 16, 2007, the new enterprise income tax rates for domestic enterprises and foreign investment enterprises are unified at 25% and was effective from January 1, 2008.

Based on the “Income Tax Law of the PRC for Enterprises with Foreign Investments and Foreign Enterprises”, Hengda was entitled to full exemption from income tax for the first two years and a 50% reduction in income tax for the next three years starting from its first profitable year of operations. The first profitable year of Hengda was the calendar year ended December 31, 2004 for the purpose of determining the tax holiday period.

Any dividend paid by a PRC entity to an overseas parent made out of profits earned after January 1, 2008 will be subject to up to 10% withholding tax. Hengda, the Group’s PRC subsidiary, has cumulative undistributed earnings of RMB 166,656,000 and RMB 334,275,000 as of December 31, 2008 and 2009, which are included in consolidated retained earnings and will continue to be indefinitely reinvested in the PRC subsidiary’s operations. Accordingly, no provision has been made for deferred taxes related to future repatriation of these earnings. If the Group were to distribute these cumulated earnings in the foreseeable future, the deferred tax liabilities of RMB 16,666,000 and RMB 33,428,000 would be recognised as of December 31, 2008 and 2009, respectively.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. EARNINGS PER SHARE (“EPS”)

Basic EPS is computed by dividing income available to shareholders by the weighted average number of shares outstanding for the periods. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Diluted net earning per share is based on the assumption that all dilutive warrants were exercised. Dilution is computed by applying the treasury stock method. Under this method, the warrants are assumed to be exercised at the date of the reverse recapitalization, and as if funds obtained thereby were used to purchase shares at the average market price during the period. The following table presents a reconciliation of basic and diluted earnings per share:

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Income (numerator):
Income attributable to holders of ordinary shares (RMB):	152,861,000	165,033,000	145,606,000
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	6,246,820	5,743,320	5,743,320
Plus incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	215,604	—	—
Weighted average ordinary shares outstanding used in computing diluted income per share	6,462,424	5,743,320	5,743,320
Earnings per share – basic (RMB)	24.47	28.73	25.35
Earnings per share – diluted (RMB)	23.65	28.73	25.35

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB ‘000	Plant and machinery RMB ‘000	Motor vehicles RMB ‘000	Office equipment RMB ‘000	Total RMB ‘000
Cost
At January 1, 2007	2,913	147,507	4,003	976	155,399
Additions	450	3,750	621	163	4,984
At December 31, 2007	3,363	151,257	4,624	1,139	160,383
Additions	—	6,281	512	226	7,019
At December 31, 2008	3,363	157,538	5,136	1,365	167,402
Additions	—	7,750	—	291	8,041
Disposals	—	(7,767)	—	(248)	(8,015)
At December 31, 2009	3,363	157,521	5,136	1,408	167,428
Accumulated depreciation
At January 1, 2007	565	63,009	915	336	64,825
Depreciation charge	69	14,124	407	192	14,792
At December 31, 2007	634	77,133	1,322	528	79,617
Depreciation charge	112	14,802	472	227	15,613
At December 31, 2008	746	91,935	1,794	755	95,230
Depreciation charge	112	14,805	488	223	15,628
Disposals	—	(7,379)	—	(235)	(7,614)
At December 31, 2009	858	99,361	2,282	743	103,244
Net book amount
At December 31, 2007	2,729	74,124	3,302	611	80,766
At December 31, 2008	2,617	65,603	3,342	610	72,172
At December 31, 2009	2,505	58,160	2,854	665	64,184

All property, plant and equipment held by the Group are located in the PRC.

The Group’s building including renovation with a carrying value of approximately RMB 2,729,000, RMB 2,617,000 and RMB 2,505,000 was pledged as securities to secure the Group’s interest-bearing bank borrowings at December 31, 2007, 2008 and 2009 respectively (Note 20).

13. LAND USE RIGHTS

	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
At beginning of the year
Cost	180	180	180
Accumulated amortisation	(12)	(8)	(5)
Net book amount	168	172	175
For the year
Opening net book amount	168	172	175
Amortisation	(3)	(4)	(3)
Net book amount	165	168	172
At end of the year
Cost	180	180	180
Accumulated amortisation	(15)	(12)	(8)
Net book amount	165	168	172

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. LAND USE RIGHTS  – (continued)

The land use rights of the Group refer to lands located in PRC which were pledged to the banks as securities for the Group’s interest-bearing bank borrowings at December 31, 2007, 2008 and 2009 respectively (Note 20).

14. INVENTORIES

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
At cost
Raw materials	15,825	26,400	33,408
Work in progress	5,050	5,024	5,431
Finished goods	93,783	100,138	117,405
	114,658	131,562	156,244

There has been no inventory write-off or allowance for inventory obsolescence for the years ended December 31, 2007, 2008, and 2009.

15. TRADE RECEIVABLES

The Group’s trade receivables are denominated in Renminbi and non-interest bearing, and generally have credit terms within 90 days.

The aging analysis of the Group’s trade receivables is as follows:

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Current (within 90 days)	270,840	195,848	180,197
Past due 0 – 3 months	—	—	1,039
Past due 3 – 6 months	—	—	—
Past due over 6 months	—	—	—
	270,840	195,848	181,236

As at December 31, 2007, 2008 and 2009, trade receivables of RMB 180,197,000, RMB 195,848,000 and RMB 270,840,000 were neither past due nor impaired. These related to a large number of diversified customers for whom there was no recent history of default.

The RMB 1,039,000 trade receivables that were past due but not impaired as at December 31, 2007 related to customers who had a good track record of credit with the Group. Management believed that no impairment allowance was necessary in respect of these past due balances as there had not been a significant change in credit quality and the balances were still considered to be fully recoverable. All of the past due balances were subsequently received. The Group does not hold any collateral in respect of trade receivables past due but not impaired.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER RECEIVABLES

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Amount due by Anhai Hengda	—	3,364	3,364
Prepayment of acquisition cost for the Gaoan facility	145,384	—	—
Other	3,884	—	—
	149,268	3,364	3,364

The amount due by Anhai Hengda related to purchase of property, plant and equipment that the Group had paid on Anhai Hengda’s behalf and was denominated in Renminbi. These amounts were interest free, unsecured and repayable on demand. Anhai Hengda ceased to be a related party of the Group from April 23, 2008. The amount has been fully repaid on August 3, 2009.

The prepayment of acquisition cost in the amount of RMB 145.4 million is the payment made by the Group for acquisition of the Gaoan Facility by December 31, 2009 (Note 29).

As at December 31, 2007, 2008 and 2009, other receivables of RMB 3,364,000, RMB 3,364,000 and RMB 149,268,000 were neither past due nor impaired.

17. CASH AND BANK BALANCES

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Cash on hand	38	49	97
Cash at bank	150,083	51,557	18,410
	150,121	51,606	18,507

Cash and bank balances are denominated in the following currencies:

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Renminbi	78,316	51,603	18,507
Hong Kong dollar	13	3	—
US dollar	71,792	—	—
	150,121	51,606	18,507

Bank balances denominated in Renminbi are deposited with banks in the PRC and are not freely convertible to foreign currencies. The conversion of these RMB denominated balances into foreign currencies is subject to the foreign exchange control rules and regulations promulgated by the PRC Government.

As at December 31, 2009, bank balances denominated in US dollars with an amount of RMB equivalent 5,147,000 were deposited with banks in the United States of America, and held by China Ceramics whose functional currency is US dollars.

The cash at bank bears interest ranging from 0.72% to 0.81%, 0.36% to 0.81% and at 0.36% per annum during the years ended December 31, 2007, 2008 and 2009 respectively.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. TRADE PAYABLES

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Trade payables	126,251	92,888	137,948

Trade payables are denominated in Renminbi and generally have credit terms ranging from 30 days to 180 days.

19. ACCRUED LIABILITIES AND OTHER PAYABLES

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Dividend payable	—	22,455	—
Amount owing to related parties	3,380	3,118	1,439
Sales rebates and discounts payable	44,380	40,891	33,219
Accrued liabilities	10,843	8,636	6,792
Deposits payables	12,400	12,400	11,200
Other payables for acquisition of property, plant and equipment	—	—	660
VAT payable	3,746	3,448	3,216
	74,749	90,948	56,526

Accrued liabilities and other payables are denominated in the following currencies:

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Renminbi	71,117	89,270	56,526
Hong Kong dollar	1,941	1,678	—
US dollar	1,691	—	—
	74,749	90,948	56,526

Amount owing to related parties relate to 1) payments made by a director on Hengda’s behalf for the purchase of motor vehicles used by the Group and 2) advances from a shareholder to the Group for working capital purposes. The amount is interest free, unsecured and repayable on demand.

Accrued liabilities consist mainly of accrued rental, wages, repair, maintenance and utility expenses.

20. INTEREST-BEARING BANK BORROWINGS

	As at December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Current
Short-term ban borrowings
Secured and repayable within one year	26,500	12,300	9,500

The Group’s interest-bearing bank borrowings are pledged by the Group’s buildings and land use rights (Note 12 and 13). Short-term bank borrowings bear effective interests rates ranging from approximately 6.39% to 7.96%, 9.34% to 9.71% and 5.84% to 9.71% per annum during the years ended December 31, 2007, 2008 and 2009 respectively.

The carrying amounts of interest-bearing bank borrowings are denominated in Renminbi.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. SHARE CAPITAL

As the Success Winner Acquisition (Note 1) was accounted for as a reverse recapitalization transaction, the equity structure (i.e. the number and type of equity interests issued) in the consolidated financial statements as of December 31, 2009 reflects the equity structure of China Ceramics (the legal parent and accounting acquiree), including the equity interests China Ceramics issued to effect the combination.

The movement of the equity structure is as follows:

	2009 (China Ceramics)		2008 (Stand Best)			2007 (Hengda)
	Number of shares	US$ ‘000	Number of shares	HK$ ‘000		Number of shares		RMB ‘000
Authorised
At January 1	41,000,000	41	N/A	N/A		N/A	(1)	58,980
Issuance of ordinary share for Stand Best’s incorporation	—	—	1	0	(2)	—		—
Increase of authorised shares in connection with CHAC’s Redomestication	10,000,000	10	—	—		—		—
At December 31	51,000,000	51	1	0	(2)	N/A	(1)	58,980

(1)	Hengda’s registered and paid-in capital is not delineated by shares.
(2)	Amount less than HK$ and RMB equivalent 1,000

	2009 (China Ceramics)		2008 (Stand Best)			2007 (Hengda)
	Number of shares	US$ ‘000	Number of shares	HK$ ‘000		Number of shares		RMB ‘000
Issued and fully paid:
At January 1	16,000,000	16.0	N/A	N/A		N/A	(1)	58,980
Issuance of ordinary shares in Stand Best’s incorporation	—	—	1	0	(2)	—		—
Issuance of ordinary shares to Mr. Wong Kung Tok in connection with the reverse recapitalization	5,743,320	5.7	—	—		—		—
Redemption and repurchase of shares in connection with the reverse recapitalization	(11,193,149)	(11.2)	—	—		—		—
Cancellation of CHAC founders’ shares in connection with the reverse recapitalization	(1,600,000)	(1.6)	—	—		—		—
At December 31	8,950,171	8.9 (3)	1	0	(2)	N/A	(1)	58,980

(1)	Hengda’s registered and paid-in capital is not delineated by shares.
(2)	Amount less than HK$ and RMB equivalent 1,000
(3)	RMB equivalent 61,000

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. SHARE CAPITAL  – (continued)

On November 21, 2007, CHAC consummated its initial public offering, or IPO, of 12,800,000 units, including 800,000 units subject to an over-allotment option, with each unit consisting of one ordinary share, US$0.001 par value per share, and one warrant to purchase one ordinary share at an exercise price of US$7.50 per share. The units were sold at an offering price of US$10.00 per unit, generating total gross proceeds of US$128,000,000. Simultaneously with the consummation of the IPO, CHAC consummated the private sale of 2,750,000 warrants to CHAC’s founders at a price of US$1.00 per warrant, generating total proceeds of US$2,750,000. CHAC’s founders had 3,200,000 ordinary shares as founding shares.

All ordinary shares are equally eligible to receive dividends and represent one vote at shareholders’ meetings of the Company.

Each warrant entitles the holder to purchase shares at US$7.50 per share, subject to adjustment in the event of stock dividends and splits, reclassifications, combinations and similar events for a period commencing on the later of: (a) completion of the business combination and (b) one year from the closing date of IPO, and ending November 16, 2012. China Ceramics may call the warrants for redemption, in whole and not in part at a price of $0.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder, and if, and only if, the reported last sale price of the shares equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

On November 20, 2009, pursuant to the acquisition agreement, China Ceramics acquired all of the issued and outstanding shares of Success Winner held by Mr. Wong Kung Tok in exchange for $10.00 and 5,743,320 shares of China Ceramics shares. In addition, 8,185,763 shares of the China Ceramics shares were placed in escrow (the “Contingent Shares”) and will be released to Mr. Wong Kung Tok in the event certain earnings and stock price thresholds are achieved. Of the Contingent Shares, up to 5,185,763 Contingent Shares will be released based on achieving growth in either net earnings before tax or net earnings after tax, depending on the year, following the completion of an annual audit. Additionally, 3,000,000 Contingent Shares will be released if China Ceramics shares close at or above certain share price targets for any twenty trading days within a thirty trading day period prior to April 30, 2012. The Contingent Shares will be released without regard to continued employment and are only contingent on future earnings and the stock price of China Ceramics.

Also, concurrent with the Success Winner Acquisition, the Company purchased an aggregate of 11,193,149 ordinary shares from the public stockholders for an aggregate purchase price of approximately RMB 752.2 million in transactions intended to assure the successful completion of the business combination. In connection with the closing of the Success Winner Acquisition, the CHAC’s founders forfeited 1,600,000 of their founders’ shares to CHAC for cancellation.

Immediately after the reverse recapitalization and as at December 31, 2009, China Ceramics’ issued and outstanding equity instruments included 8,950,171 ordinary shares, US$0.001 par value per share, and 15,550,000 warrants with the carrying value of US$8,900 and RMB equivalent 61,000.

22. RESERVES

a) Statutory reserve

In accordance with the relevant laws and regulations of the PRC, the Group’s PRC subsidiary is required to transfer 10% of its profit after taxation prepared in accordance with the accounting regulation of the PRC to the statutory reserve until the reserve balance reaches 50% of the respective registered capital. Such reserve may be used to offset accumulated losses or increase the registered capital of these subsidiaries, subject to the approval from the Board of Directors, and are not available for dividend distribution to the shareholders.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. RESERVES  – (continued)

b) Currency translation reserve

The reserve comprises all foreign exchange differences arising from the translation of the financial statements of China Ceramics whose functional currency is US dollars.

c) Merger reserve

The merger reserve of the Group represents the difference between the nominal value of the shares of the subsidiaries acquired in the Hengda Reorganization (Note 1) over the nominal value of the shares of the Group issued in exchange thereof.

d) Share-based payment reserve

After the successful consummation of the reverse recapitalization, Mr. Wong Kung Tok, the former sole shareholder of Success Winner, allotted a total of 1,521,528 China Ceramics’ ordinary shares to two financial advisors for their financial advisory services related to the recapitalization activities. The shared-based payment reserve represents the fair value of these allotted shares measured based on the average market price over the service periods (Note 5.2).

e) Reverse recapitalization reserve

The reverse recapitalization reserve arises as a result of the method of accounting for the Success Winner Acquisition. In accordance with IFRSs, the acquisition has been accounted for as a reverse recapitalization.

23. DIVIDENDS

Dividends disclosed during the report periods represented dividends declared by Hengda to its equity owners. The rate of dividend and the number of shares ranking for dividends are not presented as such information is not meaningful.

24. SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information disclosed elsewhere in the Consolidated Financial Statements, the following are significant related party transactions entered into between the Group and its related parties at agreed rates:

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Rental expense paid to Anhai Hengda	—	522	1,566
Service fee paid to Stuart Management Co.	48	—	—

Hengda has entered into non-cancellable operating lease arrangements to lease plant buildings from Anhai Hengda. Anhai Hengda ceased to be a related party of the Group from April 23, 2008.

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co,, an affiliate of Paul K. Kelly, Chairman of the board of directors, China Ceramics will pay US dollar 7,000 a month to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for another successive year unless either party notifies the other of its intent not to renew.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. COMMITMENTS

(a) Operating lease commitments

As mentioned in Note 24, Hengda leases plant buildings from Anhai Hengda under non-cancellable operating lease arrangements. The Group also leases production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Group under non-cancellable operating leases for assets are as follows:

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Not later than one year	7,366	13,192	13,192
Later than one year and not later than five years	2,431	8,734	21,926
	9,797	21,926	35,118

(b) Other commitments

The Group had the following commitments:

	Year ended December 31,
	2009 RMB ‘000	2008 RMB ‘000	2007 RMB ‘000
Advertising expenditure contracted but not provided for in the financial statements	6,900	1,800	2,700

26. FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES

The Group’s overall financial risk management programme seeks to minimise potential adverse effects of financial performance of the Group. Management has in place processes and procedures to monitor the Group’s risk exposures while balancing the costs associated with such monitoring and management against the costs of risk occurrence. The Group’s risk management policies are reviewed periodically for changes in market conditions and the Group’s operations.

The Group is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

The Group does not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk.

(i) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. The Group’s exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, the Group adopts the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, the Group adopts the policy of dealing only with high credit quality counterparties.

As the Group does not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES  – (continued)

Bank balances

The Group’s bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States.

Trade receivables

The Group’s objective is to seek continual growth while minimising losses incurred due to increased credit risk exposure.

The Group has significant concentration of credit risk as the Group’s top three largest trade receivables represent approximately 24%, 20% and 16% of the trade receivable balance as at December 31, 2007, 2008 and 2009 respectively.

The Group’s exposure to credit risks is influenced mainly by the individual characteristics of each customer. The Group typically gives the existing customers credit terms of approximately 90 days. In deciding whether credit shall be extended, the Group will take into consideration factors such as the relationship with the customer, its payment history and credit worthiness. In relation to new customers, the sales and marketing department will prepare credit proposals for approval by the Chief Executive Officer.

The Group performs ongoing credit evaluation of its customers’ financial condition and requires no collateral from its customers. The provision for impairment loss for doubtful debts is based upon a review of the expected collectability of all trade and other receivables.

Further details of credit risks on trade receivables are disclosed in Note 15.

(ii) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The Group’s financial liabilities, including trade payables, accrued liabilities and other payables and bank borrowings, for the years ended December 31, 2007, 2008 and 2009 have maturity period of less than 1 year or on demand from the respective statement of financial position dates.

The Group intends to ensure that there are adequate funds to meet all its obligations in a timely and cost-effective manner. The Group intends to maintain sufficient level of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet its working capital requirements.

(iii) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates.

The Group’s exposure to interest rate risk arises primarily from short-term bank borrowings. The Group does not have investment in other financial assets. The Group’s policy is to maintain all its borrowings on a fixed rate basis. The interest rates and terms of repayment of the bank borrowings are disclosed in Note 20.

Bank borrowings subject to fixed interest rates are contractually repriced at intervals of 12 months. The other financial instruments of the Group are not subject to significant interest rate risk.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT OBJECTIVES — POLICIES  – (continued)

(iv) Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

The Group’s operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, the operations are not exposed to exchange rate fluctuation.

As at December 31, 2007, 2008 and 2009, all of the Group’s monetary assets and monetary liabilities were denominated in RMB except for certain insignificant amount of bank balances (Note 17) and other payables (Note 19) which were denominated in foreign currencies.

In the opinion of the management, the Group does not have any significant currency exposure. Accordingly, the Group has not used any financial instrument to hedge its foreign currency risk as its risk exposure is considered to be minimal.

The management monitors its exposure to currency risk on an on-going basis and endeavors to keep the net exposure at an acceptable parameter.

(v) Price risk

Price risk is the risk that the value of a financial instrument will fluctuate due to changes in market prices.

The Group does not hold any quoted or marketable financial instrument, hence is not exposed to any movement in market prices.

27. CAPITAL MANAGEMENT

The Group’s objectives when managing capital are:

(i)	To safeguard the Group’s ability to continue as a going concern and to be able to service its debts when they are due;
(ii)	To maintain an optimal capital structure so as to maximize shareholder value; and
(iii)	To maintain a strong credit rating and healthy capital ratios in order to support the Group’s stability and growth.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The Group is not subject to externally imposed capital requirements, except for, as disclosed in Note 22(a), the Group’s PRC subsidiary is required by the Foreign Enterprise Law of the PRC to contribute to and maintain a non-distributable statutory reserve fund whose utilisation is subject to approval by the Board of Directors. This externally imposed capital requirement has been complied with by the PRC subsidiary for the financial years ended December 31, 2007, 2008 and 2009.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, increase share capital, obtain new borrowings or sell assets to reduce debt.

There were no changes in the Group’s overall approach to capital management during the report periods.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28. FINANCIAL INSTRUMENTS

As at December 31, 2007, 2008 and 2009, the Group’s financial instruments mainly consisted of cash and bank balances, trade receivables, other receivables, trade payables, accrued liabilities, other payables and bank borrowings.

Fair value

The carrying amounts of financial assets and financial liabilities with a maturity of less than one year approximate their fair values.

The Group does not anticipate that the carrying amounts recorded at the statement of financial position date would be significantly different from the values that would eventually be received or settled.

As at December 31, 2009, the Group’s financial instruments also included the ordinary shares and warrants issued by China Ceramics (Note 21). Both are considered equity instruments and were recorded at the net proceeds from the issuance of these instruments. They are not remeasured after initial recognition.

29. SUBSEQUENT EVENTS

On November 19, 2009, Hengda entered into a definitive acquisition agreement to acquire a new production facility in Gaoan, Jiangxi Province, PRC (the “Gaoan Facility”). The closing of the acquisition of the Gaoan Facility was subject to the Gaoan City Administration for Industry and Commerce transferring the registration and business license of the Gaoan Facility from the facility’s former shareholders to the Group. The transfer occurred on January 8, 2010. The Group appointed an executive officer to take control over the facility’s operating and financing activities on the same day.

In total, Hengda assumed loans of RMB 60.0 million and paid cash consideration of RMB 185.5 million for the acquisition, of which RMB 145.4 million was advanced to the Gaoan facility’s former shareholders by December 31, 2009. The facility’s long-lived assets primarily comprise property, plant and equipment, and land use rights. The fair value evaluation of these long-lived assets has not been completed as of the report date.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

		Six months ended June 30,
	Notes	2010 RMB’000	2009 RMB’000
			(Restated)
Revenue		501,413	380,247
Cost of sales		(347,299)	(273,900)
Gross profit		154,114	106,347
Other income		272	1,271
Selling and distribution expenses		(2,994)	(3,174)
Administrative expenses		(11,758)	(4,832)
Finance costs		(2,974)	(417)
Profit before taxation		136,660	99,195
Income tax expense		(34,949)	(24,980)
Profit attributable to shareholders		101,711	74,215
Other comprehensive income
Exchange loss on translation of financial statements of foreign operations		(7)	—
Total comprehensive income for the period		101,704	74,215
Earnings per share for profit attributable to shareholders during the period
- Basic (RMB)	8	10.01	12.92
- Diluted (RMB)	8	10.01	12.92

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(RMB in thousands)

	Notes	Unaudited June 30, 2010 RMB’000	Audited December 31, 2009 RMB’000
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	5	362,813	64,184
Land use rights		32,271	165
Goodwill	9	3,735	—
		398,819	64,349
Current assets
Inventories	6	152,849	114,658
Trade receivables		338,120	270,840
Other receivables		1,744	149,268
Cash and bank balances		67,986	150,121
		560,699	684,887
Current liabilities
Trade payables		169,770	126,251
Accrued liabilities and other payables		63,439	74,749
Interest-bearing bank borrowings		69,700	26,500
Income tax payable		20,472	16,639
		323,381	244,139
Net current assets		237,318	440,748
Non-current liabilities
Long-term bank borrowings		35,000	—
Deferred tax liabilities		1,139	—
Net assets		599,998	505,097
EQUITY
Share capital	7	70	61
Reserves		599,928	505,036
Total shareholder’s equity		599,998	505,097

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(RMB in thousands)

	Share capital RMB’000	Share premium RMB’000	Reverse Recapitalization reserve RMB’000	Merger reserve RMB’000	Share-based payment reserve RMB’000	Statutory reserve RMB’000	Retained earnings RMB’000	Currency translation reserve RMB’000	Total equity RMB’000
	(Note 7)	(Note 7)
Balance at January 1, 2010	61	507,888	(507,235)	58,989	98,300	39,732	307,600	(238)	505,097
Issuance of new shares	9	(9)	—	—	—	—	—	—	—
Purchase of warrants	—	(6,803)	—	—	—	—	—	—	(6,803)
Transactions with owners	9	(6,812)	—	—	—	—	—	—	(6,803)
Net profit for the period	—	—	—	—	—	—	101,711	—	101,711
Other comprehensive income
- Exchange loss on translation of financial statements of foreign operations	—	—	—	—	—	—	—	(7)	(7)
Total comprehensive income for the period	—	—	—	—	—	—	101,711	(7)	101,704
Balance at June 30, 2010	70	501,076	(507,235)	58,989	98,300	39,732	409,311	(245)	599,998
Balance at January 1, 2009	0*	—	—	58,980	—	29,490	164,981	—	253,451
Arising from reorganisation	0*	—	—	9	—	—	—	—	9
Transactions with owners	0*	—	—	9	—	—	—	—	9
Net profit for the period	—	—	—	—	—	—	74,215	—	74,215
Total comprehensive income for the period	—	—	—	—	—	—	74,215	—	74,215
Balance at June 30, 2009	0*	—	—	58,989	—	29,490	239,196	—	327,675

*	Amount less than RMB 1,000

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

		Six months ended June 30,
	Notes	2010 RMB’000	2009 RMB’000
Cash flows from operating activities
Profit before taxation		136,660	99,195
Adjustments for
Amortization of land use rights		333	2
Depreciation of property, plant and equipment	5	13,485	7,906
Gain on disposal of property, plant and equipment		(138)	—
Finance costs		2,974	417
Interest income		(231)	(134)
Operating profit before working capital changes		153,083	107,386
(Increase)/decrease in inventories		(26,717)	23,716
Increase in trade receivables		(67,280)	(55,816)
(Increase)/decrease in other receivables and prepayments		2,540	(900)
Increase in trade payables		31,967	1,959
Decrease in accrued liabilities and other payables		(12,412)	(18,044)
Cash generated from operations		81,181	58,301
Interest paid		(2,974)	(417)
Income tax paid		(31,133)	(15,744)
Net cash generated from operating activities		47,074	42,140
Cash flows from investing activities
Proceed from disposal of property, plant and equipment		1,774	—
Acquisition of property, plant and equipment	5	(106,293)	(377)
Interest received		231	134
Acquisition of subsidiary, net of cash acquired	9	(36,311)	—
Net cash used in investing activities		(140,599)	(243)

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(RMB in thousands)

		Six months ended June 30,
	Notes	2010 RMB’000	2009 RMB’000
Cash flows from financing activities
Bank borrowings obtained		36,900	34,500
Repayment of short-term loans		(18,700)	(12,300)
Purchase of warrants	7	(6,803)	—
Dividend paid		—	(22,456)
Net cash provided by/(used) in financing activities		11,397	(256)
Net increase (decrease) in cash and cash equivalents		(82,128)	41,641
Cash and cash equivalents, beginning of period		150,121	51,606
Effect of foreign exchange rate differences		(7)	—
Cash and cash equivalents, end of period		67,986	93,247

The annexed notes form an integral part of and should be read in conjunction with these Condensed Consolidated Interim Financial Statements

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

1.   General information

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramics tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operations primarily in People’s Republic of China (“PRC”).

The Company is a limited liability company incorporated and domiciled in the British Virgin Islands. The address of its registered office is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The Company has its primary listing on the Stock Exchange of OTC Bulletin Board.

These condensed consolidated interim financial information are presented in RMB, unless otherwise stated.

This condensed consolidated interim financial information has not been audited; however in the opinion of the Group, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

Key event

The operational highlight of the period was the acquisition of Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), also a manufacturer of ceramics tiles. Further details are provided in Note 9.

2.   Basis of preparation

This condensed consolidated interim financial information for the six months ended June 30, 2010 has been prepared in accordance with IAS 34, Interim financial reporting. As a result, the condensed interim consolidated financial statements have been prepared in accordance with the same accounting policies as, and should be read in conjunction with, the audited consolidated financial statements on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission, except for the adoption of the following standards as of January 1, 2010:

•	IFRS 3 Business Combinations (Revised 2008)
•	IAS 27 Consolidated and Separate Financial Statements (Revised 2008)
•	Improvements to IFRSs 2009

3.   Significant accounting policies

Significant effects on the current period or prior periods arising from the first-time adoption of the new standards are described below.

The accounting policies have been applied consistently throughout the Group for the purposes of preparation of these condensed interim consolidated financial statements.

3.1	Adoption of IFRS 3 Business Combination (Revised 2008)

The revised standard (IFRS 3R) introduced major changes to the accounting requirements for business combinations. It retains the major features of the purchase method of accounting, now referred to as the acquisition method. The most significant changes in IFRS 3R that had an impact on the Group’s acquisitions in 2010 are as follows:

•	Acquisition-related costs of the combination are recorded as an expense in the income statement. Previously, these costs would have been accounted for as part of the cost of the acquisition.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

3.   Significant accounting policies  – (continued)

•	The assets acquired and liabilities assumed are generally measured at their acquisitions-dated fair values unless IFRS 3R provides an exception and provides specific measurement rules.
•	Any contingent consideration is measured at fair value at the acquisition-date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognised in profit or loss. Previously, contingent consideration was recognised at the acquisition date only if its payment was probable.

IFRS 3R is applied prospectively by the group to business combinations for which the acquisition date is on or after January 1, 2010. Business combinations for which the acquisition date is before January 1, 2010 have not been restated.

3.2	Adoption of IAS 27 Consolidated and Separate Financial Statements (Revised 2008)

The adoption of IFRS 3R required that the revised IAS 27 (IAS 27R) is adopted at the same time. IAS 27R introduced changes to the accounting requirements for transactions with non-controlling (formerly called “minority”) interests and the loss of control of a subsidiary. Similar to IFRS 3R, the adoption of IAS 27R is applied prospectively. The Group did not have transactions with non-controlling interests in the current period and did not dispose of any of its equity interests in its subsidiaries. Therefore, the adoption of IAS 27R did not have an impact in the current period financial statements.

3.3	Adoption of Improvements to IFRSs 2009 (issued in April 2009)

The Improvements to IFRSs 2009 (“2009 Improvements”) made several minor amendments to IFRSs. The only amendment relevant to the Group relates to IAS 17 Leases. The amendment requires that leases of land are classified as finance or operating applying the general principles of IAS 17. Prior to this amendment, IAS 17 generally required a lease of land to be classified as an operating lease. The Group has reassessed the classification of the land elements of its unexpired leases at January 1, 2010 on the basis of information existing at the inception of those leases and has determined that none of its leases require reclassification.

4.   Restatement to prior year financial statements

In the financial years ended December 31, 2006, 2007 and 2008, the Company recognized cash consideration that Jinjiang Hengda Ceramics Co., Ltd.(“Hengda”), the Group’s operating entity in China, gave to its distributors to promote sales and timely collection as selling and distribution expenses. The Company and its independent auditor revisited the contractual relationship between Hengda and its distributors in 2009. It was determined that the Company has incorrectly applied IAS 18, Revenue, in recognizing this cash consideration as selling and distribution expenses.

IAS 18 requires revenue be measured at the fair value of the consideration received or receivable, which is normally the price specified in the sales contracts taking into account the amount of any trade discounts and volume rebates allowed by the vendors. The Company now believes that revenue should be reduced since the cash considerations Hengda paid to its distributors are a combination of volume rebates and settlement discounts in substance. As a result, the Company restated the comparative revenue, gross profit, and selling and distribution expense figures in the Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2009, and reclassified RMB19.5 million from selling and distribution expenses to sales rebates and discounts (a contra revenue account) to reflect the Company’ revenue at the fair value of the consideration received or receivable for the sales of goods, net of rebates and discounts. This reclassification reduced revenue, gross profit, and selling and distribution expenses by RMB 19.5 million for the six months ended June 30, 2009. There was no effect over the profit attributable to shareholders and earnings per share (basic and diluted).

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

5.   Property, plant and equipment

	Buildings RMB’000	Plant and machinery RMB’000	Motor vehicles RMB’000	Office equipment RMB’000	Total RMB’000
Cost
At January 1, 2010	3,363	157,521	5,136	1,408	167,428
Additions	59,003	47,558	432	226	107,219
Acquisition through business combination	95,226	110,510	796	—	206,532
Disposals	—	(28,464)	—	—	(28,464)
At June 30, 2010	157,592	287,125	6,364	1,634	452,715
Accumulated depreciation
At January 1, 2010	858	99,361	2,282	743	103,244
Depreciation charge	1,373	11,723	187	202	13,485
Disposals	—	(26,827)	—	—	(26,827)
At June 30, 2010	2,231	84,257	2,469	945	89,902
Net book amount
At January 1, 2010	2,505	58,160	2,854	665	64,184
At June 30, 2010	155,361	202,868	3,895	689	362,813

	Buildings RMB’000	Plant and machinery RMB’000	Motor vehicles RMB’000	Office equipment RMB’000	Total RMB’000
Cost
At January 1, 2009	3,363	157,538	5,136	1,365	167,402
Additions	—	361	—	16	377
At June 30, 2009	3,363	157,899	5,136	1,381	167,779
Accumulated depreciation
At January 1, 2009	746	91,935	1,794	755	95,230
Depreciation charge	56	7,485	244	121	7,906
At June 30, 2009	802	99,420	2,038	876	103,136
Net book amount
At January 1, 2009	2,617	65,603	3,342	610	72,172
At June 30, 2009	2,561	58,479	3,098	505	64,643

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

6.   Inventories

	As at
	June 30, 2010 RMB’000	December 31, 2009 RMB’000
Raw material	26,986	15,825
Works in progress	5,172	5,050
Finished goods	120,691	93,783
	152,849	114,658

7.   Share capital

	Number of shares	Ordinary shares RMB’000	Share premium RMB’000	Total RMB’000
Opening balance January 1, 2010	8,950,171	61	507,888	507,949
Issuance of new shares	1,214,127	9	(9)	—
Purchase of warrants	—	—	(6,803)	(6,803)
At June 30, 2010	10,164,298	70	501,076	501,146
Opening balance January 1, 2009	—	0*	—	0*
Arising from reorganisation	—	0*	—	0*
At June 30, 2009	—	0*	—	0*

*	Amount less than RMB 1,000

Pursuant to the acquisition agreement signed between the Group and Mr. Wong Kung Tok, 8,185,763 common shares of China Ceramics were placed in escrow (the “Contingent Shares”) and will be released to Mr. Wong Kung Tok in the events certain future earnings and stock price thresholds are achieved. On May 24, 2010, the Group issued 1,214,127 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2009.

On May 25, 2010, the Group purchased 996,051 public warrants from four warrant holders (all managed by a single entity) at a price of US$1.00 per warrant in a privately negotiated transaction. The total amount paid to purchase the public warrants was US$996,051 (RMB equivalent 6,804,000) and has been deducted from shareholders’ equity.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

8.   Earnings per share

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net earning per share is based on the assumption that all dilutive warrants were exercised. Dilution is computed by applying the treasury stock method. Under this method, the warrants are assumed to be exercised at the date of the reverse recapitalization, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The following table presents a reconciliation of basic and diluted earnings per share:

	Six months ended June 30,
	2010	2009
Income (numerator):
Income attributable to holders of ordinary shares (RMB ‘000):	101,711	74,215
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	10,164,298	5,743,320
Plus: incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	—	—
Weighted average ordinary shares outstanding used in computing diluted income per share	10,164,298	5,743,320
Earnings per share-basic (RMB)	10.01	12.92
Earnings per share-diluted (RMB)	10.01	12.92

9.   Business combinations

On January 8, 2010, the Group consummated the acquisition of all voting equity interests of Jiangxi Hengdali Ceramic Materials Co., Ltd. (“Hengdali”), a company that manufactures and sells ceramics tiles used for exterior siding and for interior flooring, for a total cash consideration of RMB 185,517,000. The acquisition is intended to increase the Group’s production capacity and reduce cost through economies of scale.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

RMB’000
Purchase consideration
- Cash paid	185,517

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

9.   Business combinations  – (continued)

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair value RMB’000
Cash and cash equivalents	3,822
Property, plant and equipment	206,532
Land use rights	32,439
Inventories	11,473
Receivables	400
Payables	(11,728)
Borrowings	(60,000)
Deferred tax liability	(1,156)
181,782
Goodwill	3,735
185,517
Outflow of cash to acquire business, net of cash acquired, in the six months ended June 30, 2010
- cash consideration	40,133
- cash and cash equivalents in subsidiary acquired	(3,822)
Net cash outflow on acquisition	36,311

A total of RMB 145,384,000 cash consideration was advanced to Hengdali’s former shareholders before December 31, 2009.

The goodwill is attributable to Hengdali’s strong production capacity, foreseeable profitability and synergies expected to arise from the economies of scale after the acquisition. None of the goodwill is expected to be deductible for tax purposes.

The acquired business contributed approximately revenue of RMB 119,406,000 and net profit of RMB 26,146,000 to the Group for the period from January 8, 2010 to June 30, 2010.

The revenue and net profit of the combined group as if the business combination had been completed on January 1, 2010 were approximately RMB 501,413,000 and RMB 101,449,000.

10.  Related-party transactions

Other than the related party information disclosed elsewhere in the consolidated interim financial statements, the following are significant related party transactions entered into between the Group and its related parties at agreed-upon rates during the interim period:

	Six months ended June 30,
	2010 RMB’000	2009 RMB’000
Service fee paid to Stuart Management Co.	287	—

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co,, an affiliate of Paul K. Kelly, Chairman of the board of directors. China Ceramics will pay US$7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one year terms unless either party notifies the other of its intent not to renew.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

11.  Seasonality

The Group’s financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period revenues and earnings are typically sensitive to regional and local weather, market and in particular, to cyclical variations in construction spending. Typically, sales in the first quarter is the weakest as building construction activity is constrained in the winter months and the Chinese new year period. This is usually followed by a pickup in the second quarter and reaches its peak in the third quarter with warmer weather and increased construction activities. Sales generally slow down in the fourth quarter as weather gets colder.

12.  Subsequent events

On September 1, 2010, the Company completed the exchange of 2,944,904 common shares for a total of 11,779,649 outstanding warrants (approximately 80.9% of the Company’s outstanding warrants). Following the completion of the exchange, the Company has approximately 13,109,202 shares outstanding and 2,774,300 warrants outstanding, each exercisable for one share at an exercise price of $7.50.

All of the terms of the warrants remain in effect and the warrants will expire on November 16, 2012, unless redeemed earlier by the Company pursuant to the terms of the warrants.

3,350,000 Shares

China Ceramics Co., Ltd.

PROSPECTUS

      , 2010

Roth Capital Partners

Maxim Group LLC

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

British Virgin Islands law does limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. China Ceramics’ memorandum and articles of association provides for indemnification of its officers and directors for any liability incurred in their capacities as such, except through their own fraud or willful default to the extent permitted under BVI law. Indemnification is only available to a person who acted in good faith and in what that person believed to be in the best interests of China Ceramics.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling China Ceramics pursuant to the foregoing provisions, China Ceramics has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

On July 16, 2007, our former Chief Executive Officer, Paul K. Kelly and our former President, James D. Dunning, Jr. purchased 2,875,000 of our shares for an aggregate purchase price of $28,750. Effective November 15, 2007, our board of directors authorized a share dividend of 0.2 shares for each outstanding share, effectively lowering the purchase price to approximately $0.008 per share and increasing each shareholder’s holdings by 20% and the number of shares issued to 3,450,000 (including 250,000 shares that were forfeited upon exercise of the underwriters’ over-allotment option). As a result of an increase in the size of the offering on November 15, 2007, the November 15, 2007 share dividend was effectuated in order to maintain our founders’ and special advisors’ ownership at a percentage of the number of shares to be outstanding after this offering. This increase in offering size also resulted in an increase in the amount of after-tax interest we may withdraw from the trust account to $3,200,000.

Subsequent to the issuance date, the foregoing persons transferred a portion of their shares to our other current shareholders at a price per share equal to $0.01 per share.

On November 5, 2007, Paul K. Kelly, James D. Dunning, Jr., Alan G. Hassenfeld, Gregory E. Smith, Xiao Feng, Cheng Yan Davis, Soopakij (Chris) Chearavanont and Ruey Bin Kao agreed to purchase, for an aggregate purchase price of $2.75 million private placement warrants to purchase 2,750,000 share at a price of $1.00 per warrant. Paul K. Kelly and James D. Dunning, Jr. each purchased 941,875 warrants, Alan G. Hassenfeld purchased 495,000 warrants, Gregory E. Smith purchased 123,750 warrants, Cheng Yan Davis purchased 99,000 warrants and Xiao Feng, Soopakij (Chris) Chearavanont and Ruey Bin Kao each purchased 49,500 warrants.

On November 20, 2009, CHAC acquired Success Winner by purchasing all of its outstanding shares from existing shareholders in exchange for an aggregate of 5,743,320 newly issued shares of its corporate successor, China Ceramics, the surviving company of the redomestication of CHAC to the British Virgin Islands. In addition, concurrent with the closing, 8,185,763 of the merger shares were delivered into an escrow account and be subject to release to the pre-business combination shareholders upon the attainment of certain financial thresholds as follows:

From escrow at the close of 2009 audit, if certain earnings thresholds are met	1,214,127
From escrow at the close of 2010 audit, if certain earnings thresholds are met	1,794,800
From escrow at the close of 2011 audit, if certain earnings thresholds are met	2,176,836
From escrow if the closing price of China Ceramics’ shares is at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of China Ceramics’ shares is at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000
Total merger shares held in escrow not considered outstanding at closing	8,185,763

The escrowed shares will be released without regard to continued employment and are only contingent on future earnings and the share price of China Ceramics. Upon their release from escrow, the shares will be recorded as outstanding, and will be included in the calculations of earnings per share from such date. On May 26, 2010, pursuant to the terms of the agreement, 1,214,127 shares were released from escrow, to Mr. Wong.

The business combination followed the favorable vote of the public shareholders of CHAC in accordance with the SPAC business combination approval procedures established at the time of China Holdings’s IPO. Concurrent with the acquisition, CHAC redeemed and purchased an aggregate of 11,193,149 shares of its common stock from its public stockholders for an aggregate purchase price of approximately $109.6 million (in transactions intended to assure the successful completion of the business combination). As a result, following the acquisition China Ceramics had a total of 8,950,171 shares outstanding and approximately $11.9 million was available for working capital purposes from China Holdings’s trust account.

Item 8. Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Memorandum of Association of China Ceramics Co., Ltd.(1)
3.2	Articles of Association of China Ceramics Co., Ltd.(1)
3.3	Memorandum and Articles of Association of Success Winner Limited(1)
3.4	Memorandum and Articles of Association of Stand Best Creation Limited(1)
3.5	Operation Charter of Jinjiang Hengda Ceramics Co., Ltd.(1)
4.1	Specimen Common Stock Certificate(2)
5.1	Opinion of Harney Westwood & Riegels
9.1	Form of Voting Agreement(1)
10.1	Merger and Stock Purchase Agreement among CHAC, China Ceramics Co., Ltd., Hengda, Success Winner and the Seller(1)
10.2	Form of Registration Rights Agreement among CHAC and the founders(2)
10.3	Form of Earn-Out Escrow Agreement(1)
10.4	Form of Indemnity Escrow Agreement(1)
10.5	Form of Lock-Up Agreement for CHAC founders(1)
10.6	Form of Lock-Up Agreement(1)
10.7	Acquisition Agreement, dated November 19, 2009, by and between Jinjiang Hengda Ceramics Co., Ltd., all of the shareholders of Jiangxi Hengdali Constructional Ceramics Co., Ltd., and Jiangxi Hengdali Constructional Ceramics Co., Ltd.(3)
10.8	Administrative Services Agreement by and between China Ceramics Co., Ltd. and Stuart Management Co., dated December 1, 2009(3)
10.9	License Agreement between Huang Jia Dong and Jinjiang Hengda Ceramics Co., Ltd.
14.1	Code of Business Conduct and Ethics(3)
21.1	List of Subsidiaries(4)
23.1	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.3	Consent of Grant Thornton, an independent registered public accounting firm
24.1	Power of Attorney (included on the signature page)*

*	Previously filed.
(1)	Incorporated by reference to the registrant’s registration statement on Form F-4 (File Number 333-161557)
(2)	Incorporated by reference to exhibits of the same number filed with CHAC’s Registration Statement on Form S-1 or amendments thereto (File No. 333-145154)
(3)	Incorporated by reference to exhibits of the same number filed with the registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 17, 2010.
(4)	Incorporated by reference to exhibits of the same number filed with the registrant’s shell company report on Form 20-F filed with the Securities and Exchange Commission on December 8, 2009.

Item 9. Undertakings.

(a)	The undersigned hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(7)	The undersigned registrant hereby undertakes that:
(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jinjiang, Fujian Province, Country of People’s Republic of China on November 8, 2010.

CHINA CERAMICS CO., LTD.
By: /s/ Hen Man Edmund Name: Hen Man Edmund Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Huang Jia Dong	Director and Chief Executive Officer (principal executive officer)	November 8, 2010
/s/ Hen Man Edmund Hen Man Edmund	Chief Financial Officer (principal accounting and financial officer)	November 8, 2010
* Su Pei Zhi	Director	November 8, 2010
* Paul K. Kelly	Director	November 8, 2010
* Cheng Yan Davis	Director	November 8, 2010
* Ding Wei Dong	Director	November 8, 2010
* Bill Stulginsky	Director	November 8, 2010
* Su Wei Feng	Director	November 8, 2010
*	By: /s/ Hen Man Edmund Hen Man Edmund, attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of China Ceramics Co., Ltd., has signed this registration statement or amendment thereto in Westport, Connecticut on November 8, 2010.

Authorized U.S. Representative
By: /s/ Paul K. Kelly Name: Paul K. Kelly